EASTGROUP PROPERTIES

ANNUAL REPORT

2023



DEAR EASTGROUP SHAREHOLDERS, I am pleased to report that 2023 was another record year for funds from operations ("FFO") per diluted share (up 11.3%) and releasing spreads. Despite continued market volatility, we exceeded our expectations and ended 2023 in what we believe to be the strongest position in EastGroup's history. In 2023, we once again raised our dividend and **ended the year with total annual shareholder return of almost 28%**. We also made strides with our balance sheet in 2023, leaving EastGroup better positioned than ever to take advantage of market opportunities and weather economic downturns that may arise.

PROVEN STRATEGY

Our strategy remains straightforward and is market-cycle tested. We develop, acquire and operate multi-tenant business distribution parks for customers who are location-sensitive. Focusing on the historically high-growth major Sunbelt metropolitan markets, our customers primarily lease space in the 20,000–100,000 square foot range, and our properties are designed for users clustered around major transportation features in supply constrained submarkets.

EastGroup's customers primarily distribute to the metropolitan area where they lease space instead of to regional or national areas. The economic vibrancy and growth of these metro areas are major determinants of our customers' success and, in turn, our financial results. Historically, we have focused on and continue to invest in fast-growing markets across the Sunbelt that benefit from strong migration trends and consumers with increasing levels of disposable income.

We maintain geographic and tenant diversity with the goal of stabilizing our future earnings regardless of the economic environment. Today, we have approximately 1,600 leases in place and the most diversified rent roll in our sector. Our top 10 tenants represent less than 8% of EastGroup's rents.

We believe that our "last mile, shallow bay distribution" niche uniquely positions EastGroup among its peers. Typical EastGroup buildings are 80,000–150,000 square feet at in-fill locations near transportation hubs and in the path of population growth, while most of our institutional industrial peers develop big box (500,000+ square feet) properties, with few in-fill projects. **We believe we have built an especially resilient portfolio, with properties ideally suited for prospective new users with growing demand as well as our traditional users.**



Stonefield 35, Austin, Texas


Sacramento
San Francisco
Fresno
Las Vegas
Denver
Los Angeles
San Diego
Phoenix
Tucson
El Paso
Dallas/ Ft. Worth
San Antonio
Austin
Houston
Nashville
Charlotte
Greenville
Atlanta
Jackson
Jacksonville
New Orleans
Orlando
Tampa
Ft. Myers
Ft. Lauderdale
Miami

PROPERTY LOCATIONS ■ *Properties* ◆ *Corporate Headquarters* ● *Regional Offices*

STRONG PERFORMANCE AND ENHANCED FINANCIAL STRENGTH

We delivered an 11.3% year-over-year increase in FFO per diluted share, representing the 13th consecutive year of FFO per share growth. Portfolio leasing and occupancy were 98.7% and 98.2%, respectively, at December 31, 2023. We experienced a 55% increase in rents for leases (both new and renewal) executed in 2023 with straight-lining (average rent over the life of the lease) and a 38% increase on a cash basis. This was a record year for rental rate increases and marks our ninth consecutive year of double-digit straight-line rental rate increases.

Given the capital market volatility in 2023, we made a conscious effort to materially strengthen our balance sheet in a manner that provides protection during downturns and allows us to act swiftly when opportunities arise. For the year ended December 31, 2023, our debt-to-EBITDA ratio was 4.2x, our interest and fixed charge coverage ratio was 8.4x, and as of December 31, 2023, we had no floating rate debt on our balance sheet. Moody's Investors Service assigned EastGroup an issuer rating of Baa2 with a stable outlook.

DIVIDENDS

We once again raised our dividend in 2023, delivering an annualized dividend yield to our investors of 2.8% on our year-end stock price of $183.54 per share. EastGroup's fourth quarter dividend was our 176th consecutive quarterly cash distribution to shareholders. **We have raised our dividend in each of the last 12 years, marking 31 consecutive years in which we have either increased or maintained our dividend.**

DISCIPLINED ACQUIRERS; EXPERIENCED DEVELOPERS

We are acutely aware of the global wall of capital that has sought to invest in U.S. industrial properties in recent years. With this in mind, our team is disciplined in evaluating whether the risk to return favors core leased acquisitions, vacant building acquisitions or development to obtain well located, shallow bay multi-tenant properties in fast-growing markets. Fortunately, we are adept across this spectrum and can take each avenue depending on what the market allows. When evaluating new investments, our team is skilled at sensing and reacting to where the best risk to return investment window lies at any point in time. In the latter half of 2023, due to the capital market shifts, the risk to return favored core leased acquisitions as opposed to development. We were pleased to be able to acquire newer fully-leased properties with below market rents at accretive initial yields, which also enhanced our longer-term growth profile.

Our significant development capabilities, however, allow us to avoid being solely reliant on acquisitions to achieve profitable growth. EastGroup's development program has a long and successful record of creating value for our shareholders. We develop parks with the potential for multiple buildings where we create and control a uniform high quality environment or sense of place. This allows us the flexibility to serve our customers by meeting their evolving space needs


8875
8875
Spanish Ridge, Las Vegas, Nevada



$50,000

$40,000

$30,000

$20,000

$10,000

2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023

TOTAL RETURN PERFORMANCE
● EGP ● FTSE Nareit Equity REITs ○ S&P 500

over time. We have developed over 29 million square feet of quality, state-of-the-art assets comprising roughly 50% of our portfolio. With our strong industrial property fundamentals and leasing success, we began construction on 11 projects in 2023 comprising 2.4 million square feet. During the year, we transferred 13 properties with 2.3 million square feet, which were 100% leased as of December 31, 2023, into our operating portfolio.

We believe "in-fill" site development is another unique competitive advantage for EastGroup. Many of the submarkets in which we operate are supply constrained and have limited land for new industrial development or significant cost or zoning barriers to entry. Given our existing successful presence in target submarkets, we aim to leverage our exclusive real-time market insights before initiating additional developments in the same areas. Furthermore, the majority of our developments are subsequent phases of existing multi-building industrial parks, which we believe carry materially lower risk than traditional 'edge of town' greenfield developments.

Finally, we reduce our risk exposure by not banking excessive land on our balance sheet. We work to minimize the time between closing and groundbreaking using a "just in time" delivery approach much like a manufacturer. For our phased business park developments, our construction starts are based on current leasing activity and interest within a park rather than a consultant's market study. If we have more prospects than space, we can rely on actual demand within the park to confidently begin developing the next building.

We believe our development program will continue to be a major creator of shareholder value. We have the right land, permitted sites, available capital and an experienced and proven development team. As always, however, any future development will be set by our own leasing activity as opposed to set targets or simply high-level market research.

COMMITMENT TO CORPORATE RESPONSIBILITY AND SUSTAINABILITY

As a company, we remain committed to the highest standards of governance and ethical conduct. Continuing to further our corporate sustainability initiatives remains an important focus for our Board and management team. We are growing our community outreach and developing properties to high sustainability standards. We also continue incorporating environmentally-friendly features across our existing portfolio including energy-efficient improvements and resource conservation projects. I am incredibly proud of our progress and ongoing momentum.


McKinney 121, Dallas, Texas

OUR MOMENTUM IN 2024

I am optimistic as we move into 2024. Our portfolio is benefitting from several long-term positive secular trends such as population migration, near shoring and onshoring trends, and continued e-commerce growth.

Our record 2023 FFO performance also reflects EastGroup's solid foundation and proven strategy. Despite economic uncertainties, we are maintaining high occupancy levels with record rent growth and successfully bringing new investments online, all while improving an already strong balance sheet. We believe we are prepared to weather economic uncertainties and to move quickly when the right opportunities arise.

In closing, with our experienced team, portfolio and strong balance sheet, I believe we are well positioned to continue our positive momentum in 2024 and create value for our shareholders now and in the years to come.

Marshall Loeb

MARSHALL A. LOEB
Chief Executive Officer, President and Director

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

FOR THE FISCAL YEAR ENDED
December 31, 2023

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ___ to ___

COMMISSION FILE NUMBER
1-07094



EASTGROUP PROPERTIES, INC.
(Exact Name of Registrant as Specified in its Charter)

Maryland	**13-2711135**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

400 W Parkway Place
Suite 100

Ridgeland, Mississippi	**39157**
(Address of principal executive offices)	(Zip code)

Registrant's telephone number: (601) 354-3555

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common stock, $0.0001 par value per share	EGP	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act.   Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒ No ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒ No ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	☒	Accelerated Filer	☐	Non-accelerated Filer	☐
Smaller Reporting Company	☐	Emerging Growth Company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the Registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of June 30, 2023, the last business day of the Registrant's most recently completed second fiscal quarter: $7,753,608,598.

The number of shares of common stock, $0.0001 par value, outstanding as of February 13, 2024 was 47,956,587.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's Proxy Statement relating to its 2024 Annual Meeting of Stockholders are incorporated by reference into Part III. The Registrant intends to file such Proxy Statement with the Securities and Exchange Commission not later than 120 days after the end of the fiscal year ended December 31, 2023.

PART I

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K includes "forward-looking statements" (within the meaning of the federal securities laws, Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) that reflect EastGroup Properties, Inc.'s (the "Company" or "EastGroup") expectations and projections about the Company's future results, performance, prospects, plans and opportunities. The Company has attempted to identify these forward-looking statements by the use of words such as "may," "will," "seek," "expects," "anticipates," "believes," "targets," "intends," "should," "estimates," "could," "continue," "assume," "projects," "goals," "plans" or variations of such words and similar expressions or the negative of such words, although not all forward-looking statements contain such words. These forward-looking statements are based on information currently available to the Company and are subject to a number of known and unknown assumptions, risks, uncertainties and other factors that may cause the Company's actual results, performance, plans or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. These factors include, among other things, those discussed below. The Company intends for all such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act and Section 21E of the Exchange Act, as applicable by law. The Company does not undertake to publicly update or revise any forward-looking statements, whether as a result of changes in underlying assumptions or new information, future events or otherwise, except as may be required by law.

The following are some, but not all, of the risks, uncertainties and other factors that could cause the Company's actual results to differ materially from those presented in the Company's forward-looking statements (the Company refers to itself as "we," "us" or "our" in the following):

- international, national, regional and local economic conditions;
- disruption in supply and delivery chains;
- construction costs could increase as a result of inflation impacting the costs to develop properties;
- the competitive environment in which the Company operates;
- fluctuations of occupancy or rental rates;
- potential defaults (including bankruptcies or insolvency) on or non-renewal of leases by tenants, or our ability to lease space at current or anticipated rents, particularly in light of the impacts of inflation;
- potential changes in the law or governmental regulations and interpretations of those laws and regulations, including changes in real estate laws, real estate investment trust ("REIT") or corporate income tax laws, potential changes in zoning laws, or increases in real property tax rates, and any related increased cost of compliance;
- our ability to maintain our qualification as a REIT;
- acquisition and development risks, including failure of such acquisitions and development projects to perform in accordance with projections;
- natural disasters such as fires, floods, tornadoes, hurricanes and earthquakes;
- pandemics, epidemics or other public health emergencies, such as the coronavirus pandemic;
- availability of financing and capital, increase in interest rates, and ability to raise equity capital on attractive terms;
- financing risks, including the risks that our cash flows from operations may be insufficient to meet required payments of principal and interest, and we may be unable to refinance our existing debt upon maturity or obtain new financing on attractive terms or at all;
- our ability to retain our credit agency ratings;
- our ability to comply with applicable financial covenants;
- credit risk in the event of non-performance by the counterparties to our interest rate swaps;
- how and when pending forward equity sales may settle;
- lack of or insufficient amounts of insurance;
- litigation, including costs associated with prosecuting or defending claims and any adverse outcomes;
- our ability to attract and retain key personnel;
- risks related to the failure, inadequacy or interruption of our data security systems and processes;
- potentially catastrophic events such as acts of war, civil unrest and terrorism; and
- environmental liabilities, including costs, fines or penalties that may be incurred due to necessary remediation of contamination of properties presently owned or previously owned by us.

All forward-looking statements should be read in light of the risks identified in Part I, Item 1A. Risk Factors within this Annual Report on Form 10-K for the year ended December 31, 2023.

ITEM 1. BUSINESS.

The Company
EastGroup Properties, Inc., which we refer to in this Annual Report as the "Company," "EastGroup," "we," "us" or "our," is an internally-managed equity REIT first organized in 1969. EastGroup is focused on the development, acquisition and operation of industrial properties in major Sunbelt markets throughout the United States, primarily in the states of Florida, Texas, Arizona, California and North Carolina. EastGroup's strategy for growth is based on ownership of premier distribution facilities generally clustered near major transportation features in supply-constrained submarkets. EastGroup is a Maryland corporation, and its common stock is publicly traded on the New York Stock Exchange ("NYSE") under the symbol "EGP." The Company has elected to be taxed and intends to continue to qualify as a REIT under the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code").

Available Information
The Company maintains a website at www.eastgroup.net. The Company posts its annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, including exhibits and amendments to those reports filed or furnished pursuant to Section 13(a) of the Exchange Act as soon as reasonably practicable after it electronically files or furnishes such materials to the Securities and Exchange Commission (the "SEC"). In addition, the Company's website includes items related to corporate governance matters, including, among other things, the Company's corporate governance guidelines, charters of various committees of the Board of Directors, the Company's whistleblower program, and the Company's code of ethics and business conduct applicable to all employees, officers and directors. The Company intends to disclose on its website any amendment to, or waiver of, any provision of this code of business conduct and ethics applicable to the Company's directors and executive officers that would otherwise be required to be disclosed under the rules of the SEC or the New York Stock Exchange. Copies of these reports and corporate governance documents may be obtained, free of charge, from the Company's website. We are providing our website address solely for the information of investors, and the information on our website is not a part of or incorporated by reference into this annual report on Form 10-K or our other filings with the SEC.

You may also access any materials we file with the SEC through the EDGAR database on the SEC's website at www.sec.gov.

Administration
EastGroup maintains its principal executive office and headquarters in Ridgeland, Mississippi. The Company also has regional offices in Atlanta, Dallas and Los Angeles and asset management offices in Orlando, Tampa, Houston and Phoenix. EastGroup has property management offices in Jacksonville, Miami, Charlotte, Greenville, San Antonio, Austin and San Francisco. Offices at these locations allow the Company to provide property management services to 83% of the Company's operating portfolio on a square foot basis. In addition, the Company currently provides property administration (accounting of operations) for its entire portfolio. The regional offices in Georgia, Texas and California provide oversight of the Company's development and value-add program. Properties that are either acquired but not stabilized or can be converted to a higher and better use are considered value-add properties. As of December 31, 2023, EastGroup had 96 full-time employees.

Business Overview
EastGroup's goal is to maximize shareholder value by being a leading provider in its markets of functional, flexible and quality business distribution space for location-sensitive customers (primarily in the 20,000 to 100,000 square foot range). The Company develops, acquires and operates distribution facilities, the majority of which are clustered around major transportation features in supply-constrained submarkets in major Sunbelt regions. The Company's core markets are in the states of Florida, Texas, Arizona, California and North Carolina.

As of December 31, 2023, EastGroup owned 510 industrial properties in 12 states. As of that same date, the Company's portfolio, including development projects and value-add properties in lease-up and under construction, included approximately 59.2 million square feet consisting of 470 business distribution properties containing 53.9 million square feet, 17 bulk distribution properties containing 4.4 million square feet, and 23 business service properties containing 900,000 square feet. As of December 31, 2023, EastGroup's operating portfolio was 98.7% leased to tenants in approximately 1,600 leases, with no single tenant accounting for more than approximately 1.8% of the Company's annualized based rent (as defined in *Item 2. Properties*) for the year ended December 31, 2023. The properties in the development and value-add program were 18% leased as of December 31, 2023.

During 2023, EastGroup increased its holdings in real estate properties through its acquisition and development programs. The Company acquired 987,000 square feet of operating properties and 328.3 acres of land for a total of $235,780,000. Also during 2023, the Company began construction of 11 development projects containing 2.4 million square feet and transferred 13 projects, which contain 2.3 million square feet and had costs of $271,568,000 at the date of transfer, from its development and value-add program to real estate properties.

During 2023, EastGroup sold three operating properties containing 231,000 square feet and 11.9 acres of land, which generated gross proceeds of $43,150,000.

The Company typically initially funds its development and acquisition programs through its unsecured bank credit facilities; the total capacity of which was increased in January 2023 by $200,000,000, from $475,000,000 to $675,000,000 (as discussed under the heading *Liquidity and Capital Resources* in Part II, Item 7 of this Annual Report on Form 10-K). As market conditions permit, EastGroup issues equity or employs fixed rate debt, including variable rate debt that has been swapped to an effectively fixed rate through the use of interest rate swaps, to replace short-term bank borrowings. Moody's Investors Service has assigned the Company's issuer rating of Baa2 with a stable outlook. A security rating is not a recommendation to buy, sell, or hold securities and may be subject to revision or withdrawal at any time by the assigning rating agency. Each rating should be evaluated independently of any other rating. For future debt issuances, the Company intends to issue primarily unsecured fixed rate debt, including variable rate debt that has been swapped to an effectively fixed rate through the use of interest rate swaps. The Company may also access the public debt market in the future as a means to raise capital.

EastGroup holds its properties as long-term investments but may determine to sell certain properties that no longer meet its investment criteria. The Company may provide financing to a prospective purchaser in connection with such sales of property if market conditions require. In addition, the Company may provide financing to a partner or co-owner in connection with an acquisition of real estate in certain situations.

Subject to the requirements necessary to maintain EastGroup's qualifications as a REIT, the Company may acquire securities of entities engaged in real estate activities or securities of other issuers, including for the purpose of exercising control over those entities.

EastGroup has no present intention of acting as an underwriter of offerings of securities of other issuers. The strategies and policies set forth above were determined and are subject to review by EastGroup's Board of Directors, which may change such strategies or policies based upon its evaluation of the state of the real estate market, the performance of EastGroup's assets, capital and credit market conditions, and other relevant factors.

Competition
The market for the leasing of industrial real estate is competitive. We experience competition for tenants from existing properties in proximity to our buildings as well as from new development. Institutional investors, other REITs and local real estate operators generally own such properties; however, no single competitor or small group of competitors is dominant in our current markets. Even so, as a result of competition, we may have to provide concessions, incur charges for tenant improvements or offer other inducements, all of which may have an adverse impact on our results of operations. The market for the acquisition of industrial real estate is also competitive. We compete for real property investments with other REITs and institutional investors such as pension funds and their advisors, private real estate investment funds, insurance company investment accounts, private investment companies, individuals and other entities engaged in real estate investment activities.

Regulations
Compliance with various governmental regulations has an impact on EastGroup's business, including EastGroup's capital expenditures, earnings and competitive position, which can be material. EastGroup incurs costs to monitor and take actions to comply with governmental regulations that are applicable to its business, which include, among others, federal securities laws and regulations, applicable stock exchange requirements, REIT and other tax laws and regulations, environmental and health and safety laws and regulations, local zoning, usage and other regulations relating to real property, and the Americans with Disabilities Act of 1990 ("ADA").

Under various federal, state and local laws, ordinances and regulations, an owner of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances on or in such property. Many such laws impose liability without regard to whether the owner knows of, or was responsible for, the presence of such hazardous or toxic substances. The presence of such substances, or the failure to properly remediate such substances, may adversely affect the owner's ability to sell or rent such property or to use such property as collateral in its borrowings. EastGroup's properties have generally been subject to Phase I Environmental Site Assessments ("ESAs") by independent environmental consultants and, as necessary, have been subjected to Phase II ESAs. These reports have not revealed any potential significant environmental liability. Our management is not aware of any environmental liability that would have a material adverse effect on EastGroup's business, assets, financial position or results of operations.

See "Item 1A. Risk Factors" in this Annual Report for a discussion of material risks to EastGroup, including related to governmental regulations and environmental matters.

Environmental, Social and Governance ("ESG") Matters

EastGroup's commitment to ESG initiatives is evidenced by its building standards, corporate policies and procedures and company culture. At EastGroup, protecting the environment is important to the Company's employees, customers and communities. The Company strives to support sustainability through its commitment to build high performance and environmentally responsible properties. Through EastGroup's continued efforts, numerous properties have been Leadership in Energy and Environmental Design ("LEED"), Building Owners and Managers Association 360 and ENERGY STAR® certified, and while formal certification is not always pursued, the Company builds its development properties with the intention of meeting LEED certifiable standards. The Company consistently invests in energy-efficient improvements throughout its portfolio, such as LED lighting, skylights, white reflective roofing, electric vehicle charging stations and smart sensor irrigation systems. In June 2021, the Company amended and restated its unsecured revolving credit facility, providing for an incremental reduction in borrowing costs if a certain sustainability-linked metric is achieved. This metric is based on a target number of newly-constructed buildings with qualifying electric vehicle charging stations as a percentage of total qualifying buildings for each fiscal year. If the metric is achieved, the applicable interest rate margin on the Company's $625,000,000 unsecured credit facility is reduced by one basis point for the following year. For the years ended December 31, 2022 and 2023, the metric was exceeded, which allowed for the interest rate reduction in each of the years subsequent to achieving the metric. The Company believes that its continued commitment to pursue environmentally conscious performance creates positive impacts on the environment and long-term value for the Company and its stakeholders.

During 2022, the Company furthered its commitment to ESG initiatives by partnering with a sustainability consulting firm and beginning to utilize an environmental data management platform, with the goal of more reliably tracking and benchmarking operational performance. Using the data obtained from these efforts, EastGroup completed its first GRESB Real Estate Assessment during 2023, which provided the Company with additional insight into its ESG management and performance as compared to industry peers.

The Company also worked to formalize its approach toward ESG management and risk assessment during 2023 by creating an environmental management system and implementing an ESG due diligence scorecard for potential building acquisitions, which includes an assessment of each building's environmental and resilience characteristics, as well as a physical climate risk assessment. The Company released a Corporate Green Office Guide during 2022, which contains best environmental practices for its corporate offices, and it continues to seek additional ways to engage with tenants on environmental matters, including recycling initiatives, Earth Day celebrations, and other tenant appreciation events at many of its properties.

In addition, EastGroup and its employees are committed to social responsibility and are active participants in the communities where they live and work. EastGroup's employees volunteer with numerous charitable organizations, and the Company coordinates volunteer opportunities for its employees and provides paid time off for volunteering in order to encourage participation and increase social engagement in all of the communities in which it operates.

EastGroup operates on the premise that good corporate governance is fundamental to the Company's business and core values, and the Company believes its corporate governance policies and practices are well aligned with the interests of stakeholders. The honesty and integrity of the Company's management and Board of Directors are critical assets in maintaining the trust of the Company's investors, employees, customers, vendors and the communities in which the Company operates.

Readers are encouraged to visit the "Priorities" page of the Company's website and review its latest Environmental, Social & Governance Reports for more detail regarding EastGroup's ESG programs and initiatives. Nothing on the Company's website or in the referenced reports shall be deemed to be incorporated by reference into this Annual Report on Form 10-K.

Human Capital Matters

We believe our employees are a critical component of the success and sustainability of our Company, and we are committed to providing a diverse and inclusive work environment that encourages collaboration and teamwork.

- **Workforce Diversity:** As of December 31, 2023, we employed 96 team members, 99% considered full-time and 1% part-time, located in 15 offices in Arizona, California, Florida, Georgia, Mississippi, North Carolina, South Carolina and Texas, and as of such date, none of these employees were members of a union or subject to a collective bargaining agreement. Our team is comprised of the following types of personnel:

  - asset, construction and property managers;
  - accounting, administrative, human resources and information technology professionals; and

- our corporate leadership team.

Our employee base is gender diverse, with 74% identifying as women as of December 31, 2023 and 64% of new hires in 2023 identifying as women. The officer group is comprised of 49% women and 51% men. As of December 31, 2023, 15% of our employees self-identified as members of a racial or ethnic minority group. Our Board of Directors is 29% comprised of women, and one of seven Board members is a member of a racial or ethnic minority group. With 96 employees and 7 directors, each team member plays a vital role in the success of the Company.

- **Employee Tenure:** We believe our culture supports our employees and creates a positive, professional environment that encourages longevity for our team members. We seek to develop leaders and promote from within the organization when opportunities arise. As of December 31, 2023, the average tenure of our workforce was 9 years, and 13 years for our officers; 71% of our employees at the manager level and above were promoted from within the Company. Our voluntary turnover rate was 8%, and there was no involuntary turnover during the year ended December 31, 2023.

- **Compensation, Benefits, Health and Safety:** We offer a comprehensive employee benefits program and what we believe are socially-responsible policies and practices in order to support the overall well-being of our employees and create a safe, professional and inclusive work environment. Some of the benefits we offer include a robust 401(k) matching program, company-wide equity award program, generous personal leave policy, paid parental leave, flexible work schedules, paid time off for volunteering, annual health and wellness checkups, employer-paid health insurance for all full-time employees, tobacco cessation program, athletic club and tuition reimbursement programs, and a competitive pay structure. All of our employees are eligible for performance-based annual bonuses based on a percentage of salary.

- **Training and Development:** We have a formal, certificate-based learning program for all employees; learning objectives include topics such as diversity and inclusion, unconscious bias, anti-harassment, workplace violence & bullying and data security. All of our employees participate in annual performance reviews and feedback sessions. Our employees are provided with training, education and peer mentoring programs to further develop their professional skill set, enhancing the level of service provided to our customers and the quality of information disclosed to our stakeholders.

- **Policies:** We have various policies and practices in place, including a Code of Ethics and Business Conduct, Whistleblower Program, Equal Opportunity and Commitment to Diversity, Human Rights Statement, Vendor Code of Conduct, ADA & Reasonable Accommodation, Commitment to Safety, Community Service, Family Medical Leave, Maternity and Paternity Leave, Standards of Conduct, Corporate Green Office Guide, Environmental Management System, Workplace Violence Prevention, Healthy, Wealthy, Wise Benefits Summary, and Cybersecurity.

- **Company and Board Engagement:** We value our employees, and our focus on human capital management and other socially-responsible initiatives is at the forefront of discussions and decisions with both management and the Board of Directors. On a regular basis, Company management holds ESG-related discussions with the Board of Directors; in 2023, our management and the Board of Directors formally met to discuss these topics four times. The Nominating and Corporate Governance Committee of the Board of Directors has direct oversight over ESG and in 2023, met for two formal discussions on ESG and also received periodic updates from Company management.

Supplemental U.S. Federal Income Tax Considerations

The following discussion supplements and updates the disclosures under "Certain United States Federal Income Tax Considerations" in the prospectus dated December 16, 2022, contained in our Registration Statement on Form S-3 filed with the SEC on December 16, 2022. Capitalized terms herein that are not otherwise defined shall have the same meaning as when used in such disclosures (as supplemented).

On December 29, 2022, the IRS promulgated final Treasury Regulations under Sections 897, 1441, 1445, and 1446 of the Code that were, in part, intended to coordinate various withholding regimes for non-U.S. stockholders. The new Treasury Regulations provide that:

    (i) The withholding rules applicable to ordinary REIT dividends paid to a non-U.S. stockholder (generally, a 30% rate of withholding on gross amounts unless otherwise reduced by treaty or effectively connected with such non-U.S. stockholder's trade or business within the U.S. and proper certifications are provided) will apply to (a) that portion of any distribution paid by us that is not designated as a capital gain dividend, a return of basis or a distribution in excess of the non-U.S. stockholder's adjusted basis in its stock that is treated as gain from the disposition of such stock and (b) any portion of a capital gain dividend paid by us that is not treated as gain attributable to the sale or exchange of a U.S. real property interest by reason of the recipient not owning more than 10% of a class of our stock that is regularly traded on an established securities market during the one-year period ending on the date of the capital gain dividend.

(ii) The withholding rules under FIRPTA will apply to a distribution paid by us in excess of a non-U.S. stockholder's adjusted basis in our stock, unless the interest in our stock is not a U.S. real property interest (for example, because we are a domestically controlled qualified investment entity) or the distribution is paid to a "withholding qualified holder." A "withholding qualified holder" means a qualified holder (as defined below) and a foreign partnership all of the interests of which are held by qualified holders, including through one or more partnerships.

(iii) The withholding rules under FIRPTA will apply to any portion of a capital gain dividend paid to a non-U.S. stockholder that is attributable to the sale or exchange of a U.S. real property interest, unless it is paid to a withholding qualified holder.

In the case of FIRPTA withholding under clause (ii) above, the applicable withholding rate is currently 15%, and in the case of FIRPTA withholding under clause (iii) above the withholding rate is currently 21%. For purposes of FIRPTA withholding under clause (iii), whether a capital gain dividend is attributable to the sale or exchange of a U.S. real property interest is determined taking into account the general exception from FIRPTA distribution treatment for distributions paid to certain non-U.S. stockholders under which any distribution by us to a non-U.S. stockholder with respect to any class of stock which is regularly traded on an established securities market located in the United States is not treated as gain recognized from the sale or exchange of a U.S. real property interest if such non-U.S. stockholder did not own more than 10% of such class of stock at any time during the one-year period ending on the date of such distribution. To the extent inconsistent, these Treasury Regulations supersede the discussion on withholding contained in the above-referenced disclosures (as supplemented) under the heading "Taxation of Non-U.S. Shareholders." However, if, notwithstanding these Treasury Regulations, we encounter difficulties in properly characterizing a distribution for purposes of the withholding rules, we may decide to withhold on such distribution at the highest possible U.S. federal withholding rate that we determine could apply.

New Treasury Regulations also provide new guidance regarding qualified foreign pension funds. Accordingly, the discussion contained in the paragraph under "Certain United States Federal Income Tax Considerations – Taxation of Non-U.S. Shareholders – Qualified Foreign Pension Funds" is hereby deleted and replaced with the following:

Qualified Foreign Pension Funds. In general, for FIRPTA purposes, and subject to the discussion below regarding "qualified holders," neither a "qualified foreign pension fund" (as defined below) nor any entity all of the interests of which are held by a qualified foreign pension fund is treated as a foreign person, thereby exempting such entities from tax under FIRPTA. A "qualified foreign pension fund" is an organization or arrangement (i) created or organized in a foreign country, (ii) established by a foreign country (or one or more political subdivisions thereof) or one or more employers to provide retirement or pension benefits to current or former employees (including self-employed individuals) or their designees as a result of, or in consideration for, services rendered, (iii) which does not have a single participant or beneficiary that has a right to more than 5% of its assets or income, (iv) which is subject to government regulation and with respect to which annual information about its beneficiaries is provided, or is otherwise available, to relevant local tax authorities and (v) with respect to which, under its local laws, (A) contributions that would otherwise be subject to tax are deductible or excluded from its gross income or taxed at a reduced rate, or (B) taxation of its investment income is deferred, or such income is excluded from its gross income or taxed at a reduced rate. Under Treasury Regulations, subject to the discussion below regarding "qualified holders," a "qualified controlled entity" also is not generally treated as a foreign person for purposes of FIRPTA. A qualified controlled entity generally includes a trust or corporation organized under the laws of a foreign country all of the interests of which are held by one or more qualified foreign pension funds either directly or indirectly through one or more qualified controlled entities.

Treasury Regulations further require that a qualified foreign pension fund or qualified controlled entity will not be exempt from FIRPTA with respect to dispositions of U.S. real property interests or REIT distributions attributable to the same unless the qualified foreign pension fund or qualified controlled entity is a "qualified holder." To be a qualified holder, a qualified foreign pension fund or qualified controlled entity must satisfy one of two alternative tests at the time of the disposition of the U.S. real property interest or the REIT distribution. Under the first test, a qualified foreign pension fund or qualified controlled entity is a qualified holder if it owned no U.S. real property interests as of the earliest date during an uninterrupted period ending on the date of the disposition or distribution during which it qualified as a qualified foreign pension fund or qualified controlled entity. Alternatively, if a qualified foreign pension fund or qualified controlled entity held U.S. real property interests as of the earliest date during the period described in the preceding sentence, it can be a qualified holder only if it satisfies certain testing period requirements.

Treasury Regulations also provide that a foreign partnership all of the interests of which are held by qualified holders, including through one or more partnerships, may certify its status as such and will not be treated as a foreign person for purposes of withholding under Section 1445 of the Code (and Section 1446 of the Code, as applicable).

ITEM 1A. RISK FACTORS.

In addition to the other information contained or incorporated by reference in this document, readers should carefully consider the following risk factors. Any of these risks or the occurrence of any one or more of the uncertainties described below could have a material adverse effect on the Company's financial condition and the performance of its business. Additional risks and uncertainties not presently known to the Company or that the Company currently deems immaterial also may impair its business operations.

Real Estate Industry Risks
We face risks associated with local real estate conditions in areas where we own properties. We may be adversely affected by general economic conditions and local real estate conditions. For example, an oversupply of industrial properties in a local area or a decline in the attractiveness of our properties to tenants would have a negative effect on us. Other factors that may affect general economic conditions or local real estate conditions include:

- population and demographic trends;
- employment and personal income trends;
- income and other tax laws;
- changes in interest rates and availability and costs of financing;
- increased operating costs, including insurance premiums, utilities and real estate taxes, due to inflation and other factors which may not necessarily be offset by increased rents;
- changes in the price of oil;
- construction costs; and
- weather-related events.

We may be unable to compete for properties and tenants. The real estate business is highly competitive. We compete for interests in properties with other real estate investors and purchasers, some of whom have greater financial resources, revenues and geographical diversity than we have. Furthermore, we compete for tenants with other property owners. All of our industrial properties are subject to significant local competition. We also compete with a wide variety of institutions and other investors for capital funds necessary to support our investment activities and asset growth.

We are subject to significant regulation that constrains our activities. Local zoning and land use laws, environmental statutes and other governmental requirements restrict our expansion, rehabilitation and reconstruction activities. These regulations may prevent us from taking advantage of economic opportunities. Legislation such as the ADA may require us to modify our properties, and noncompliance could result in the imposition of fines or an award of damages to private litigants. Future legislation may impose additional requirements. We cannot predict what requirements may be enacted or what changes may be implemented to existing legislation.

Risks Associated with Our Properties
We may be unable to lease space on favorable terms or at all. When a lease expires, a tenant may elect not to renew it. We may not be able to re-lease the property on favorable terms, if we are able to re-lease the property at all. The terms of renewal or re-lease (including the cost of required renovations and/or concessions to tenants) may be less favorable to us than the prior lease. We also routinely develop properties with no pre-leasing. If we are unable to lease all or a substantial portion of our properties, or if the rental rates upon such leasing are significantly lower than expected rates, our cash generated before debt repayments and capital expenditures and our ability to make expected distributions to stockholders may be adversely affected.

We may be affected negatively by tenant bankruptcies and leasing delays. At any time, a tenant may experience a downturn in its business that may weaken its financial condition. Similarly, a general decline in the economy may result in a decline in the demand for space at our industrial properties. As a result, our tenants may delay lease commencement, fail to make rental payments when due, or declare bankruptcy. Any such event could result in the termination of that tenant's lease and losses to us, and funds available for distribution to investors may decrease. We receive a substantial portion of our income as rents under mid-term and long-term leases. If tenants are unable to comply with the terms of their leases for any reason, including because of rising costs or falling sales, we may deem it advisable to modify lease terms to allow tenants to pay a lower rent or a smaller share of taxes, insurance and other operating costs. If a tenant becomes insolvent or bankrupt, we cannot be sure that we could recover the premises from the tenant promptly or from a trustee or debtor-in-possession in any bankruptcy proceeding relating to the tenant. We also cannot be sure that we would receive rent in the proceeding sufficient to cover our expenses with respect to the premises. If a tenant becomes bankrupt, the federal bankruptcy code will apply and, in some instances, may restrict the amount and recoverability of our claims against the tenant. A tenant's default on its obligations to us could adversely affect our financial condition and the cash we have available for distribution.

We face risks associated with our property development. We intend to continue to develop properties where we believe market conditions warrant such investment. Once made, our investments may not produce results in accordance with our expectations. Risks associated with our current and future development and construction activities include:

- the availability of favorable financing alternatives;
- the risk that we may not be able to obtain land on which to develop or that due to the increased cost of land, our activities may not be as profitable;
- construction costs exceeding original estimates due to rising interest rates and increases in the costs of materials and labor;
- disruption in supply and delivery chains;
- construction and lease-up delays resulting in increased debt service, fixed expenses and construction costs;
- expenditure of funds and devotion of management's time to projects that we do not complete;
- fluctuations of occupancy and rental rates at newly completed properties, which depend on a number of factors, including market and economic conditions, resulting in lower than projected rental rates and a corresponding lower return on our investment; and
- complications (including building moratoriums and anti-growth legislation) in obtaining necessary zoning, occupancy and other governmental permits.

We face risks associated with property acquisitions. We acquire individual properties and portfolios of properties and intend to continue to do so. Our acquisition activities and their success are subject to the following risks:

- when we are able to locate a desired property, competition from other real estate investors may significantly increase the purchase price;
- acquired properties may fail to perform as we project;
- the actual costs of repositioning or redeveloping acquired properties may be higher than our estimates;
- acquired properties may be located in new markets where we face risks associated with an incomplete knowledge or understanding of the local market, a limited number of established business relationships in the area and a relative unfamiliarity with local governmental and permitting procedures;
- we may be unable to quickly and efficiently integrate new acquisitions, particularly acquisitions of portfolios of properties, into our existing operations, and as a result, our results of operations and financial condition could be adversely affected; and
- we may acquire properties subject to liabilities and without any recourse, or with only limited recourse, to the transferor with respect to unknown liabilities. As a result, if a claim were asserted against us based upon ownership of those properties, we might have to pay substantial sums to settle it, which could adversely affect our cash flow.

Coverage under our existing insurance policies may be inadequate to cover losses. We generally maintain insurance policies related to our business, including casualty, general liability and other policies, covering our business operations, employees and assets as appropriate for the markets where our properties and business operations are located. However, we would be required to bear all losses that are not adequately covered by insurance. In addition, there may be certain losses that are not generally insured against or that are not generally fully insured against because it is not deemed economically feasible or prudent to do so, including losses due to floods, wind, earthquakes, acts of war, acts of terrorism or riots. If an uninsured loss or a loss in excess of insured limits occurs with respect to one or more of our properties, then we could lose the capital we invested in the properties, as well as the anticipated future revenue from the properties. In addition, if the damaged properties are subject to recourse indebtedness, we would continue to be liable for the indebtedness, even if these properties were irreparably damaged.

We face risks due to lack of geographic and real estate sector diversity. Substantially all of our properties are located in the Sunbelt region of the United States with an emphasis in the states of Florida, Texas, Arizona, California and North Carolina. As of December 31, 2023, our largest markets were Houston and Dallas. We owned operating properties totaling 6.8 million square feet in Houston and 5.4 million square feet in Dallas, which represent 10.7% and 9.6%, respectively, of the Company's total *Real estate properties* based on percentage of total annualized base rent (as defined in Item 2. Properties). A downturn in general economic conditions and local real estate conditions in these geographic regions, as a result of oversupply of or reduced demand for industrial properties, local business climate, business layoffs and changing demographics, would have a particularly strong adverse effect on us. In addition, our investments in real estate assets are concentrated in the industrial distribution sector. This concentration may expose us to the risk of economic downturns in this sector to a greater extent than if our business activities included other sectors of the real estate industry.

We face risks due to the illiquidity of real estate which may limit our ability to vary our portfolio. Real estate investments are relatively illiquid. Our ability to vary our portfolio in response to changes in economic and other conditions will therefore be limited. In addition, because of our status as a REIT, the Internal Revenue Code limits our ability to sell our properties. If we must sell an investment, we cannot ensure that we will be able to dispose of the investment on terms favorable to the Company.

We are subject to environmental laws and regulations. Current and previous real estate owners and operators may be required under various federal, state and local laws, ordinances and regulations to investigate and clean up hazardous substances released at the properties they own or operate. They may also be liable to the government or to third parties for substantial property or natural resource damage, investigation costs and cleanup costs. Such laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the release or presence of such hazardous substances. In addition, some environmental laws create a lien on the contaminated site in favor of the government for damages and costs the government incurs in connection with the contamination. Contamination may adversely affect the owner's ability to use, sell or lease real estate or to borrow using the real estate as collateral. We have no way of determining at this time the magnitude of any potential liability to which we may be subject arising out of environmental conditions or violations with respect to the properties we currently or formerly owned. Environmental laws today can impose liability on a previous owner or operator of a property that owned or operated the property at a time when hazardous or toxic substances were disposed of, released from, or present at the property. A conveyance of the property, therefore, may not relieve the owner or operator from liability. Although ESAs have been conducted at our properties to identify potential sources of contamination at the properties, such ESAs do not reveal all environmental liabilities or compliance concerns that could arise from the properties. Moreover, material environmental liabilities or compliance concerns may exist, of which we are currently unaware, that in the future may have a material adverse effect on our business, assets or results of operations.

Climate change and its effects, including compliance with new laws or regulations such as "green" building codes, may require us to make improvements to our existing properties or result in unanticipated losses that could affect our business and financial condition. To the extent that climate change causes an increase in catastrophic weather events, such as severe storms, fires or floods, our properties may be susceptible to an increase in weather-related damage. Even in the absence of direct physical damage to our properties, the occurrence of any natural disasters or a changing climate in the area of any of our properties could have a material adverse effect on business, supply chains and the economy generally. Climate change could cause an increase in property and casualty insurance premiums. The potential impacts of future climate change on our properties could adversely affect our ability to lease, develop or sell our properties or to borrow using our properties as collateral. In addition, any proposed legislation enacted to address climate change could increase the costs of energy, utilities and overall development. The resulting costs of any proposed legislation may adversely affect our financial position, results of operations and cash flows.

Financing Risks

We face risks associated with the use of debt to fund acquisitions and developments, including refinancing risk. We are subject to the risks normally associated with debt financing, including the risk that our cash flow will be insufficient to meet required payments of principal and interest. In addition, certain of our debt will have significant outstanding principal balances on their maturity dates, commonly known as "balloon payments." Therefore, we will likely need to refinance at least a portion of our outstanding debt as it matures. There is a risk that we may not be able to refinance existing debt or that the terms of any refinancing will not be as favorable as the terms of the existing debt.

We face risks associated with our dependence on external sources of capital. In order to qualify as a REIT, we are required each year to distribute to our stockholders at least 90% of our ordinary taxable income, and we are subject to tax on our income to the extent it is not distributed. Because of this distribution requirement, we may not be able to fund all future capital needs from cash retained from operations. As a result, to fund capital needs, we rely on third-party sources of capital, which we may not be able to obtain on favorable terms, if at all. Our access to third-party sources of capital depends upon a number of factors, including (i) general market conditions; (ii) the market's perception of our growth potential; (iii) our current and potential future earnings and cash distributions; and (iv) the market price of our capital stock. Additional debt financing may negatively impact our financial ratios, such as our debt-to-total market capitalization ratio, our debt-to-EBITDAre ratio and our fixed charge coverage ratio.

Covenants in our credit agreements could limit our flexibility and adversely affect our financial condition. The terms of our various credit agreements and other indebtedness require us to comply with a number of customary financial and other covenants, such as maintaining minimum debt service coverage and leverage ratios and maintaining insurance coverage. These covenants may limit our flexibility in our operations, and breaches of these covenants could result in defaults under the instruments governing the applicable indebtedness even if we had satisfied our payment obligations. If we are unable to refinance our indebtedness at maturity or meet our payment obligations, the amount of our distributable cash flow and our financial condition would be adversely affected.

Adverse changes in our credit ratings could impair our ability to obtain additional debt and equity financing on favorable terms, if at all. Our credit ratings are based on our operating performance, liquidity and leverage ratios, overall financial position and other factors employed by the credit rating agencies in their rating analysis of us. Our credit ratings can affect the amount and type of capital we can access, as well as the terms of any financings we may obtain. There can be no assurance that we will be able to maintain our current credit ratings. In the event our current credit ratings deteriorate, it may be more difficult or expensive to obtain additional financing or refinance existing obligations and commitments. Also, a downgrade in our credit ratings would trigger additional costs or other potentially negative consequences under our current and future credit facilities and debt instruments.

Increases in interest rates would increase our interest expense. At December 31, 2023, we had no variable rate debt outstanding not protected by interest rate hedge contracts. We may incur variable rate debt in the future. If interest rates increase, then so would the interest expense on our unhedged variable rate debt, which would adversely affect our financial condition and results of operations. From time to time, we manage our exposure to interest rate risk with interest rate hedge contracts that effectively fix or cap a portion of our variable rate debt. In addition, we refinance fixed rate debt at times when we believe rates and terms are appropriate. Our efforts to manage these exposures may not be successful. Our use of interest rate hedge contracts to manage risk associated with interest rate volatility may expose us to additional risks, including a risk that a counterparty to a hedge contract may fail to honor its obligations. Developing an effective interest rate risk strategy is complex and no strategy can completely insulate us from risks associated with interest rate fluctuations. There can be no assurance that our hedging activities will have the desired beneficial impact on our results of operations or financial condition. Termination of interest rate hedge contracts typically involves costs, such as transaction fees or breakage costs.

The number of shares of our common stock available for future sale and future offerings of debt or equity securities may be dilutive to existing stockholders and adversely affect the market price of our common stock. Our ability to execute our business strategy depends on our access to an appropriate blend of equity and debt financing, including common and preferred stock, lines of credit and other forms of secured and unsecured debt. We have filed a registration statement with the SEC allowing us to offer, from time to time, an indefinite amount of equity securities on an as-needed basis, including shares under our Current 2023 ATM Program (as defined below). Sales of a substantial number of shares of our common stock (or the perception that such sales might occur), the issuance of common stock in connection with acquisitions and other equity issuances may dilute the holdings of our existing stockholders or reduce the market prices of our securities, or both. Holders of our common stock are not entitled to preemptive rights or other protections against dilution. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, our stockholders bear the risk of future offerings reducing the market prices of our securities and diluting their proportionate ownership.

The lack of certain limitations on our debt could result in our becoming more highly leveraged. Our governing documents do not limit the amount of indebtedness we may incur. Accordingly, we may incur additional debt and would do so, for example, if it were necessary to maintain our status as a REIT. We might become more highly leveraged as a result, and our financial condition and cash available for distribution to stockholders might be negatively affected and the risk of default on our indebtedness could increase.

General Risk Factors
Inflation and related volatility in the economy could negatively impact our tenants, our results of operations and the value of our publicly-traded equity securities. Inflation and its related impacts, including increased prices for services and goods and higher interest rates and wages, and any fiscal or other policy interventions by the U.S. government in reaction to such events, could negatively impact our tenants' businesses or our results of operations. Most of our leases require the tenants to pay their pro rata share of operating expenses, including real estate taxes, insurance and common area maintenance, although a limited number of tenants have capped the amount of these operating expenses they are responsible for under their lease. As a result, we believe that most of our leases mitigate our exposure to increases in costs and operating expenses resulting from inflation. However, there can be no assurance that our tenants would be able to absorb these expense increases and be able to continue to pay us their portion of operating expenses, capital expenditures and rent. In addition, while most of our leases provide for scheduled rent increases, high levels of inflation could outpace these increases. As a result, our business, financial condition, results of operations, cash flows, liquidity and ability to satisfy our minimum debt service obligations and to pay dividends and distributions to shareholders could be adversely affected over time. There is no guarantee that we will be able to mitigate the effects of inflation and related impacts, and the duration and extent of any prolonged periods of inflation, and any related adverse effects on our results of operations and financial condition, remain unknown at this time.

Additionally, inflationary pricing may have a negative effect on the construction costs necessary to complete our development projects, including, but not limited to, costs of construction materials, labor and services from third-party contractors and suppliers. Higher construction costs could adversely impact our investments in real estate assets and our expected yields on development and value-add projects. Although the Company has an obligation to complete development projects currently under construction, the Company does not have any obligation to start new development projects in the future. EastGroup evaluates new development projects on a case-by-case basis including many factors such as construction costs, potential yields, and tenant demand, and no assurance can be given that inflationary pricing will not have a material adverse impact on our development pipeline and future results.

Inflation may also cause increased volatility in financial markets, which could affect our ability to access the capital markets or impact the cost or timing at which we are able to do so. To the extent our exposure to increases in interest rates on any of our debt is not eliminated through interest rate swaps and interest rate protection agreements, such increases will result in higher debt service costs, which will adversely affect our cash flows. Our exposure to increases in interest rates in the short term includes our variable-rate borrowings. With the exception of the unsecured bank credit facilities, all of the Company's debt has an effectively fixed interest rate. See "*Financing Risks – Increases in interest rates would increase our interest expense*." Increases in interest rates could also increase our debt financing costs over time, either through near-term borrowings on our existing unsecured bank credit facilities or refinancing of our existing borrowings that may incur incrementally higher interest rates.

One of the factors that may influence the trading price of our publicly-traded common stock is the interest rate on our debt and the dividend yield on our common stock relative to market interest rates. As market interest rates rise, unless we eliminate our exposure to such increases, our borrowing costs may rise and result in less funds being available for distribution. Therefore, we may not be able to, or we may choose not to, provide a higher distribution rate on our common stock. In addition, fluctuations in interest rates could adversely affect the market value of our properties. These factors could result in a decline in the market prices of our common stock. There is no guarantee we will be able to mitigate the impact of inflation.

The market value of our common stock could decrease based on our performance and market perception and conditions. The market value of our common stock may be affected by the market's perception of our operating results, growth potential, and current and future cash dividends and may also be affected by the real estate market value of our underlying assets. The market price of our common stock may also be influenced by the dividend on our common stock relative to market interest rates. Rising interest rates may lead potential buyers of our common stock to expect a higher dividend rate, which would adversely affect the market price of our common stock. In addition, rising interest rates would result in increased expense, thereby adversely affecting cash flow and our ability to service our indebtedness and pay dividends.

The state of the economy or other adverse changes in general or local economic conditions may adversely affect our operating results and financial condition. Turmoil in the global financial markets may have an adverse impact on the availability of credit to businesses generally and could lead to a further weakening of the U.S. and global economies. Currently these conditions have not impaired our ability to access capital markets and finance our operations. However, our ability to access the capital markets may be restricted at a time when we would like, or need, to raise financing, which could have an impact on our flexibility to react to changing economic and business conditions. Furthermore, deteriorating economic conditions including business layoffs, downsizing, industry slowdowns and other similar factors that affect our customers could negatively impact commercial real estate fundamentals and result in lower occupancy, lower rental rates and declining values in our real estate portfolio and in the collateral securing any loan investments we may make. Additionally, an adverse economic situation could have an impact on our lenders or customers, causing them to fail to meet their obligations to us. No assurances can be given that the effects of an adverse economic situation will not have a material adverse effect on our business, financial condition and results of operations.

We may fail to qualify as a REIT. If we fail to qualify as a REIT, we will not be allowed to deduct dividends to stockholders in computing our taxable income and will be subject to federal income tax at regular corporate rates. In addition, we may be barred from qualification as a REIT for the four years following disqualification. The additional tax incurred at regular corporate rates would significantly reduce the cash flow available for distribution to stockholders and for debt service. Furthermore, we would no longer be required by the Internal Revenue Code to make any dividends to our stockholders as a condition of REIT qualification. If we were to fail to qualify as a REIT, subject to certain limitations in the Internal Revenue Code, corporate stockholders may be eligible for the dividends received deduction, and individual, trust and estate stockholders may be eligible to treat the dividends received from us as qualified dividend income taxable as net capital gains under the provisions of Section 1(h)(11) of the Internal Revenue Code. However, non-corporate stockholders (including individuals) will not be able to deduct 20% of certain dividends they receive from us in accordance with Section 199A of the Internal Revenue Code. The REIT qualification requirements are extremely complex, and interpretation of the U.S. federal income tax laws governing REIT qualification is limited. Although we believe we have operated and intend to operate in a manner that will continue to qualify us as a REIT, we cannot be certain that we have been or will be successful in continuing to be taxed as a REIT. In addition, facts and circumstances that may be beyond our control may affect our ability to qualify as a REIT. We cannot assure you that new legislation, regulations, administrative interpretations or court decisions will not change the tax laws significantly with respect to our qualification as a REIT or with respect to the federal income tax consequences of qualification.

Legislative or regulatory action with respect to tax laws and regulations could adversely affect the Company and our stockholders. We are subject to state and local tax laws and regulations. Changes in state and local tax laws or regulations may result in an increase in our tax liability. A shortfall in tax revenues for states and municipalities in which we operate may lead to an increase in the frequency and size of such changes. If such changes occur, we may be required to pay additional taxes on our assets or income. These increased tax costs could adversely affect our financial condition, results of operations and the amount of cash available for the payment of dividends. In addition, in recent years, numerous legislative, judicial and administrative changes have been made to the federal income tax laws applicable to investments in REITs and similar entities. Additional changes to tax laws are likely to continue to occur in the future, and we cannot assure our stockholders that any such changes will not adversely affect the taxation of a stockholder. We cannot assure you that future changes to tax laws and regulations will not have an adverse effect on an investment in our stock.

To maintain our status as a REIT, we limit the amount of shares any one stockholder can own. The Internal Revenue Code imposes certain limitations on the ownership of the stock of a REIT. For example, not more than 50% in value of our outstanding shares of capital stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Internal Revenue Code) during the last half of any taxable year. To protect our REIT status, our charter prohibits any holder from acquiring more than 9.8% (in value or in number, whichever is more restrictive) of our outstanding equity stock (defined as all of our classes of capital stock, except our excess stock (of which there is none outstanding)) unless our Board of Directors grants a waiver. The ownership limit may limit the opportunity for stockholders to receive a premium for their shares of common stock that might otherwise exist if an investor were attempting to assemble a block of shares in excess of 9.8% of the outstanding shares of equity stock or otherwise effect a change in control.

Certain tax and anti-takeover provisions of our charter and bylaws may inhibit a change of our control. Certain provisions contained in our charter and bylaws and the Maryland General Corporation Law may discourage a third party from making a tender offer or acquisition proposal to us. If this were to happen, it could delay, deter or prevent a change in control or the removal of existing management. These provisions also may delay or prevent our stockholders from receiving a premium for their common shares over then-prevailing market prices. These provisions include:

- the REIT ownership limit described above;
- special meetings of our stockholders may be called only by the chairman of the board, the chief executive officer, the president, a majority of the board or by stockholders possessing a majority of all the votes entitled to be cast at the meeting;
- our Board of Directors may authorize and issue securities without stockholder approval; and
- advance-notice requirements for proposals to be presented at stockholder meetings.

In addition, Maryland law provides protection for Maryland corporations against unsolicited takeovers by limiting, among other things, the duties of the directors in unsolicited takeover situations and certain "business combinations" and "control share acquisitions." Our bylaws contain provisions exempting us from the Maryland Control Share Acquisition Act and the Maryland Business Combination Act. Our bylaws prohibit the repeal, amendment or alteration of our Maryland Control Share Acquisition opt out without the approval by the Company's stockholders; however, there can be no assurance that this provision will not be amended or eliminated at some time in the future.

The Company faces risks in attracting and retaining key personnel. Many of our senior executives have strong industry reputations, which aid us in identifying acquisition and development opportunities and negotiating with tenants and sellers of properties. The loss of the services of these key personnel could affect our operations because of diminished relationships with existing and prospective tenants, property sellers and industry personnel. In addition, attracting new or replacement personnel may be difficult in a competitive market.

We have severance and change in control agreements with certain of our officers that may deter changes in control of the Company. If, within a certain time period (as set in the officer's agreement) following a change in control, we terminate the officer's employment other than for cause, or if the officer elects to terminate his or her employment with us for reasons specified in the agreement, we will make a severance payment equal to the officer's average annual compensation times an amount specified in the officer's agreement, together with the officer's base salary and vacation pay that have accrued but are unpaid through the date of termination. These agreements may deter a change in control because of the increased cost for a third party to acquire control of us.

We rely on information technology in our operations, and any material failure, inadequacy, interruption or cyber-attack of that technology could harm our business. We rely on information technology networks and systems, including the internet and third-party cloud-based service providers, to process, transmit and store electronic information, and to manage or support a variety of business processes, including financial transactions and records, and to maintain personal identifying information and customer and lease data. We purchase some of our information technology from vendors, on whom our systems depend. We rely on commercially available systems, software, tools and monitoring to provide security for processing, transmission and storage of data relating to our business operations (including our financial transactions and records) and confidential customer data (including individually identifiable information relating to financial accounts). Although we have taken steps to protect the security of our information systems and the data maintained in those systems, it is possible that our safety and security measures will not prevent the systems' improper functioning or damage, or the improper access or disclosure of our business operations or personally identifiable information such as in the event of cybersecurity incidents. Security breaches, including physical or electronic break-ins, computer viruses, phishing or spoofing attacks by hackers and similar breaches, can create system disruptions, shutdowns, misappropriation of assets or unauthorized disclosure of confidential information. In some cases, it may be difficult to anticipate or immediately detect such incidents and the damage they cause. Any failure to maintain proper function, security and availability of our information systems could interrupt our operations, damage our reputation, subject us to liability claims or regulatory penalties and could have a materially adverse effect on our business, financial condition and results of operations. Additionally, any cybersecurity incident may be costly, notwithstanding any cyber liability insurance we may carry. See "Item 1C. Cybersecurity" for further discussion.

We may be impacted by changes in U.S. social, political, regulatory and economic conditions or laws and policies. Any changes to U.S. tax laws, foreign trade, manufacturing, and development and investment in the territories and countries where our customers operate could adversely affect our operating results and our business.

ITEM 1B. UNRESOLVED STAFF COMMENTS.

None.

ITEM 1C. CYBERSECURITY.

Cyber Risk Management and Strategy

EastGroup incorporates cybersecurity processes, which include periodic tests of its information security processes and systems by external firms, into the Company's overall risk management program. EastGroup has processes and policies regarding incident response, identity and access management, employee training on cybersecurity matters, device management, and patch and vulnerability management, among others. We also maintain processes regarding third-party vendor risk management, including, as appropriate, conducting a review of security ratings of and System and Organization Controls ("SOC") reports provided by potential vendors. Additionally, EastGroup works with cybersecurity consulting firms to help manage the Company's cybersecurity risks. The cyber consulting firms currently conduct testing of EastGroup's controls and environment, including penetration testing, to identify and remediate cybersecurity risks. They also currently provide EastGroup with advice on technology, infrastructure, management, and productivity in relation to its information technology capabilities, including conducting phishing exercises with the Company's employees.

Additionally, EastGroup has information technology general controls in place in support of internal control over financial reporting. These controls are tested by the Company's internal audit function and control deficiencies, if any, would be reported to senior management and the Audit Committee of the Board of Directors.

Governance Related to Cybersecurity Risks

EastGroup's cybersecurity risk management process is assessed and managed by a cyber risk committee ("Cyber Risk Committee"), which includes the Company's Chief Financial Officer ("CFO"), Chief Information Officer ("CIO") and members of management within the information technology, finance and accounting, legal and internal audit functions. The CIO is a Certified Public Accountant ("CPA"), a Certified Information Technology Professional with the American Institute of CPAs and has 20 years of experience in the areas of cybersecurity and information technology. Collectively, other members of the Cyber Risk Committee have technical expertise and experience in accounting, financial reporting and auditing, and law and compliance.

The Company's Board of Directors oversees EastGroup's risk management process. Specifically, the Board of Directors has delegated to the Audit Committee, as reflected in the charter of the Audit Committee, responsibility for periodic review and oversight of the Company's cybersecurity and other information technology risks, controls and procedures, including the Company's plans to mitigate cybersecurity risks and to respond to data breaches. The Audit Committee receives periodic updates from the Cyber Risk Committee regarding these topics. Both senior management, including members of the Cyber Risk Committee, and the Audit Committee Chairperson report periodically on cybersecurity risk management to the full Board of Directors. Additionally, management conducts comprehensive risk surveys annually and presents the results of these surveys to the Board of Directors for discussion.

ITEM 2. PROPERTIES.

EastGroup owned 510 industrial properties as of December 31, 2023. These properties are located primarily in the Sunbelt states of Florida, Texas, Arizona, California and North Carolina, and the majority are clustered around major transportation features in supply constrained submarkets. As of February 13, 2024, EastGroup's operating portfolio was 97.8% leased and 97.6% occupied by tenants in approximately 1,600 leases, with no single tenant accounting for more than approximately 1.8% of the Company's annualized based rent, as defined in the table below. The Company has developed approximately 50% of its total portfolio (on a square foot basis), which includes real estate properties and development and value-add properties in lease-up and under construction. The Company's focus is the ownership of business distribution space (91% of the total portfolio) with the remainder in bulk distribution space (8%) and business service space (1%). Business distribution space properties are typically multi-tenant buildings with a building depth of 200 feet or less, clear height of 24-32 feet, office finish of 10-25% and truck courts with a depth of 100-120 feet. See Consolidated Financial Statement Schedule III – Real Estate Properties and Accumulated Depreciation for a detailed listing of the Company's properties.

At December 31, 2023, EastGroup did not own any single property with a book value that was 10% or more of total book value or with gross revenues that were 10% or more of total gross revenues.

The Company's lease expirations are detailed below:

Years Ending December 31,	Number of Leases Expiring [1]	Total Area of Leases Expiring (in Square Feet) [1]	Annualized Base Rent of Leases Expiring [1][2]	% of Total Base Rent of Leases Expiring [1]
2024 [3]	251	5,977,000	$ 45,654,000	10.5%
2025	312	8,189,000	$ 66,880,000	15.4%
2026	324	10,014,000	$ 81,637,000	18.8%
2027	280	9,127,000	$ 75,052,000	17.3%
2028	227	6,976,000	$ 57,923,000	13.3%
2029	114	5,214,000	$ 34,830,000	8.0%
2030	49	2,519,000	$ 20,501,000	4.7%
2031	32	1,315,000	$ 11,447,000	2.6%
2032	23	1,738,000	$ 13,261,000	3.0%
2033 and beyond	28	3,374,000	$ 27,737,000	6.4%

(1) Does not include lease renewal options.
(2) Annualized base rent represents the monthly cash rental rate, excluding tenant expense reimbursements, as of December 31, 2023, multiplied by 12 months.
(3) Includes month-to-month leases.

ITEM 3. LEGAL PROCEEDINGS.

The Company is not presently involved in any material litigation nor, to its knowledge, is any material litigation threatened against the Company or its properties, other than routine litigation arising in the ordinary course and other actions not deemed to be material. Of these matters, substantially all of which are to be covered by the Company's liability insurance and which, in the aggregate, are not expected to have a material adverse effect on the Company's financial condition or results of operations. The Company cannot predict the outcome of any litigation with certainty, and some lawsuits, claims or proceedings may be disposed of unfavorably to the Company, which could materially affect its financial condition or results of operations.

ITEM 4. MINE SAFETY DISCLOSURES.

Not applicable.

PART II. OTHER INFORMATION

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

The Company's shares of common stock are listed for trading on the NYSE under the symbol "EGP." As of February 13, 2024, there were 397 holders of record of the Company's 47,956,587 outstanding shares of common stock. The Company distributed all of its 2023 and 2022 taxable income to its stockholders. We generally pay quarterly cash dividends to holders of our common stock at the discretion of our Board of Directors. Our future distributions may vary and will be determined by the Board of Directors based upon the circumstances prevailing at the time, including our financial condition, operating results, estimated taxable income and REIT distribution requirements, and may be adjusted at the discretion of the Board of Directors. Accordingly, no significant provisions for income taxes were necessary. The following table summarizes the federal income tax treatment for all distributions by the Company for the years 2023 and 2022.

Federal Income Tax Treatment of Share Distributions

	Years Ended December 31,	
	2023	2022
Common Share Distributions:	(Per share)	
Ordinary dividends	$ **5.02083**	4.53746
Nondividend distributions	—	—
Unrecaptured Section 1250 capital gain	—	—
Other capital gain	—	—
Total Common Distributions [(1)]	$ **5.02083**	4.53746

(1) Pursuant to Internal Revenue Code of 1986, as amended, Section 857(b)(9), cash distributions made on January 12, 2024 with a record date of December 29, 2023 were treated as received by shareholders on December 31, 2023 to the extent of 2023 undistributed earnings and profits. Cash distributions made on January 13, 2023 with a record date of December 30, 2022 were treated as received by shareholders on December 31, 2022 to the extent of 2022 undistributed earnings and profits.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Period	Total Number of Shares Purchased	Weighted Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares That May Yet Be Purchased Under the Plans or Programs
October 1, 2023 through October 31, 2023	—	$ —	—	—
November 1, 2023 through November 30, 2023	—	—	—	—
December 1, 2023 through December 31, 2023 [(1)]	64	178.38	—	—
Total	64	$ 178.38	—	

(1) As permitted under the Company's equity compensation plan, these shares were withheld by the Company to satisfy the tax withholding obligations in connection with the issuance of shares of common stock.

Performance Graph

The following graph compares, over the five years ended December 31, 2023, the cumulative total shareholder return on EastGroup's common stock with the cumulative total return of the Standard & Poor's 500 Total Return Index (S&P 500 Total Return) and the FTSE Equity REIT index prepared by the National Association of Real Estate Investment Trusts (FTSE Nareit Equity REITs).

The performance graph and related information shall not be deemed "soliciting material" or be deemed to be "filed" with the SEC, nor shall such information be incorporated by reference into any future filing, except to the extent that the Company specifically incorporates it by reference into such filing.



| | *Fiscal years ended December 31,* | | | | | |
	2018	*2019*	*2020*	*2021*	*2022*	*2023*
EastGroup	$ 100.00	148.20	158.13	266.35	178.27	227.53
FTSE Nareit Equity REITs	100.00	126.00	115.92	166.04	125.58	142.82
S&P 500 Total Return	100.00	131.49	155.68	200.38	164.09	207.23

The information above assumes that the value of the investment in shares of EastGroup's common stock and each index was $100 on December 31, 2018, and that all dividends were reinvested.

ITEM 6. [RESERVED].

Not applicable.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The following discussion and analysis of results of operations and financial condition should be read in conjunction with the consolidated financial statements and notes thereto appearing elsewhere in this Annual Report on Form 10-K.

OVERVIEW

EastGroup's goal is to maximize shareholder value by being a leading provider in its markets of functional, flexible and quality business distribution space for location-sensitive customers (primarily in the 20,000 to 100,000 square foot range). The Company develops, acquires and operates distribution facilities, the majority of which are clustered around major transportation features in supply-constrained submarkets in major Sunbelt regions. The Company's core markets are in the states of Florida, Texas, Arizona, California and North Carolina.

During 2023, economic uncertainty and stock market volatility increased due to a number of factors, including rising inflation, increasing interest rates and supply chain disruptions. While these factors have not had a significant adverse impact on EastGroup's operations to date, they may adversely impact the Company in the future. Most of the Company's leases require the tenants to pay their pro rata share of operating expenses, including real estate taxes, insurance and common area maintenance, thereby reducing the Company's exposure to increases in operating expenses resulting from inflation or other factors. Additionally, most of the Company's leases include scheduled rent increases. In the event inflation causes increases in the Company's general and administrative expenses, or higher interest rates increase the Company's cost of doing business, such increased costs would not be passed through to tenants and could adversely affect the Company's results of operations. The Company continues to monitor these supply chain, inflation and interest rate factors, as well as the uncertainty resulting from the overall economic environment.

The Company believes its current operating cash flow and unsecured bank credit facilities provide the capacity to fund the operations of the Company, and the Company also believes it can issue common and/or preferred equity and obtain debt financing on currently acceptable terms. During 2023, EastGroup issued 4,094,896 shares of common stock through its ATM programs, providing net proceeds to the Company of $691,478,000. During 2023, the Company closed $100,000,000 of unsecured debt with an effectively fixed interest rate of 5.27%. Additionally, the Company amended its unsecured bank credit facilities, effective January 2023, to expand the total capacity on its unsecured bank credit facilities from $475,000,000 to $675,000,000. EastGroup's financing and equity issuances are further described in *Liquidity and Capital Resources* below.

The Company's primary source of revenue is rental income. During 2023, EastGroup executed leases on 8,129,000 square feet of operating properties (14.7% of EastGroup's total square footage of 55,153,000 as of December 31, 2023). For new and renewal leases signed during 2023, average rental rates increased by 55.0% as compared to the former leases on the same spaces.

On a diluted per share basis, *Net Income Attributable to EastGroup Properties, Inc. Common Stockholders* was $4.42 for the year ended December 31, 2023, compared to $4.36 for 2022, a 1.4% increase. See the Company's analysis of performance trends below for further details.

Property Net Operating Income ("PNOI") Excluding Income from Lease Terminations from same properties (defined as operating properties owned during the entire current and prior year reporting periods – January 1, 2022 through December 31, 2023), increased 6.6% for 2023 compared to 2022.

EastGroup's operating portfolio was 98.7% leased at both December 31, 2023 and 2022. Occupancy at the end of 2023 for the operating portfolio was 98.2% compared to 98.3% at December 31, 2022. As of February 13, 2024, the operating portfolio was 97.8% leased and 97.6% occupied. As of December 31, 2023, leases approximating 10.5% of the operating portfolio, based on a percentage of annualized based rent, were scheduled to expire in 2024. This percentage was reduced to 9.1% as of February 13, 2024.

The Company generates new sources of leasing revenue through its acquisitions and also its development and value-add program. The Company mitigates risks associated with development through a Board-approved maximum level of land held for development and by adjusting development start dates according to leasing activity.

During the year ended December 31, 2023, EastGroup purchased 328.3 acres of land in seven markets for a total of $70,664,000. The Company began construction of 11 development projects containing 2,435,000 square feet in eight markets. Also in 2023, the Company transferred 13 development and value-add projects (2,341,000 square feet) in 10 markets from its development and value-add program to real estate properties, with costs of $271,568,000 at the date of transfer. As of December 31, 2023, EastGroup's development and value-add program consisted of 18 projects (4,077,000 square feet) located in 12 markets. The projected total cost for the development and value-add projects, which were collectively 24% leased as of February 13, 2024, is $575,700,000, of which $200,776,000 remained to be invested as of December 31, 2023.

During the year ended December 31, 2023, EastGroup acquired 987,000 square feet of operating properties in Dallas, Las Vegas, Nashville and Greenville for a total of $165,116,000. There were no value-add property acquisitions during the period.

During 2023, EastGroup sold 231,000 square feet of operating properties and 11.9 acres of land, generating gross sales proceeds of $43,150,000. The Company recognized $17,965,000 in *Gain on sales of real estate investments* and $446,000 in gains on sales of non-operating real estate (included in *Other* on the Consolidated Statements of Income and Comprehensive Income) during 2023.

The Company typically initially funds its development and acquisition programs through its $675,000,000 unsecured bank credit facilities (as discussed below in *Liquidity and Capital Resources*). As market conditions permit, EastGroup issues equity and/or employs fixed rate debt, including variable rate debt that has been swapped to an effectively fixed rate through the use of interest rate swaps, to replace short-term bank borrowings. Moody's Investors Service has assigned the Company's issuer rating of Baa2 with a stable outlook. A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating agency. Each rating should be evaluated independently of any other rating. For future debt issuances, the Company intends to issue primarily unsecured fixed rate debt, including variable rate debt that has been swapped to an effectively fixed rate through the use of interest rate swaps. The Company may also access the public debt market in the future as a means to raise capital.

EastGroup has one reportable segment – industrial properties, consistent with the Company's manner of internal reporting, measurement of operating results and allocation of the Company's resources. The Company's chief decision makers use two primary measures of operating results in making decisions: (1) funds from operations attributable to common stockholders ("FFO"), and (2) property net operating income ("PNOI").

FFO is computed in accordance with standards established by the National Association of Real Estate Investment Trusts, Inc. ("Nareit"). Nareit's guidance allows preparers an option as it pertains to whether gains or losses on sale, or impairment charges, on real estate assets incidental to a real estate investment trust's ("REIT's") business are excluded from the calculation of FFO. EastGroup has made the election to exclude activity related to such assets that are incidental to our business.

FFO is calculated as net income (loss) attributable to common stockholders computed in accordance with U.S. generally accepted accounting principles ("GAAP"), excluding gains and losses from sales of real estate property (including other assets incidental to the Company's business) and impairment losses, adjusted for real estate related depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. FFO is not considered as an alternative to net income (determined in accordance with GAAP) as an indication of the Company's financial performance, nor is it a measure of the Company's liquidity or indicative of funds available to provide for the Company's cash needs, including its ability to make distributions. The Company's key drivers affecting FFO are changes in PNOI (as discussed below), interest rates, the amount of leverage the Company employs and general and administrative expenses.

PNOI is defined as *Income from real estate operations* less *Expenses from real estate operations* (including market-based internal management fee expense) plus the Company's share of income and property operating expenses from its less-than-wholly-owned real estate investments.

EastGroup sometimes refers to PNOI from Same Properties as "Same PNOI"; the Company also presents Same PNOI Excluding Income from Lease Terminations. Same Properties is defined as operating properties owned during the entire current period and prior year reporting period. Properties developed or acquired are excluded until held in the operating portfolio for both the current and prior year reporting periods. Properties sold during the current or prior year reporting periods are also excluded. For the year ended December 31, 2023, Same Properties includes properties which were included in the operating portfolio for the entire period from January 1, 2022 through December 31, 2023. The Company presents Same PNOI and Same PNOI Excluding Income from Lease Terminations as a property-level supplemental measure of performance used to evaluate the performance of the Company's investments in real estate assets and its operating results on a same property basis.

FFO and PNOI are supplemental industry reporting measurements used to evaluate the performance of the Company's investments in real estate assets and its operating results. The Company believes that the exclusion of depreciation and amortization in the calculations of PNOI and FFO provides supplemental indicators of the properties' performance since real estate values have historically risen or fallen with market conditions. PNOI and FFO as calculated by the Company may not be comparable to similarly titled but differently calculated measures for other REITs. Investors should be aware that items excluded from or added back to FFO are significant components in understanding and assessing the Company's financial performance. These non-GAAP figures should not be considered a substitute for, and should only be considered together with and as a supplement to, the Company's financial information presented in accordance with GAAP.

The following table presents reconciliations of *Net Income* to PNOI, Same PNOI and Same PNOI Excluding Income from Lease Terminations for the three fiscal years ended December 31, 2023, 2022 and 2021.

		Years Ended December 31,		
		2023	*2022*	*2021*
		(In thousands)		
NET INCOME	$	**200,548**	186,274	157,638
Gain on sales of real estate investments		**(17,965)**	(40,999)	(38,859)
Gain on sales of non-operating real estate		**(446)**	—	—
Interest income		**(879)**	(100)	(6)
Other revenue		**(4,412)**	(208)	(63)
Indirect leasing costs		**582**	546	700
Depreciation and amortization		**171,078**	153,638	127,099
Company's share of depreciation from unconsolidated investment		**124**	124	136
Interest expense		**47,996**	38,499	32,945
General and administrative expense		**16,757**	16,362	15,704
Noncontrolling interest in PNOI of consolidated joint ventures		**(62)**	(105)	(61)
PROPERTY NET OPERATING INCOME ("PNOI")		**413,321**	354,031	295,233
PNOI from 2022 and 2023 acquisitions		**(19,165)**	(9,471)	*
PNOI from 2022 and 2023 development and value-add properties		**(47,739)**	(17,918)	*
PNOI from 2022 and 2023 operating property dispositions		**(1,813)**	(1,753)	*
Other PNOI		**166**	324	*
SAME PNOI		**344,770**	325,213	*
Net lease termination fee income from same properties		**(907)**	(2,708)	*
SAME PNOI EXCLUDING INCOME FROM LEASE TERMINATIONS	$	**343,863**	322,505	*

* Same property metrics are not applicable to the year ended December 31, 2021, as the same property metrics for 2023 and 2022 are based on operating properties owned during the entire current and prior year reporting periods (January 1, 2022 through December 31, 2023).

PNOI was calculated as follows for the three fiscal years ended December 31, 2023, 2022 and 2021.

		Years Ended December 31,		
		2023	*2022*	*2021*
		(In thousands)		
Income from real estate operations	$	**566,179**	486,817	409,412
Expenses from real estate operations		**(154,030)**	(133,915)	(115,078)
Noncontrolling interest in PNOI of consolidated joint ventures		**(62)**	(105)	(61)
PNOI from 50% owned unconsolidated investment		**1,234**	1,234	960
PROPERTY NET OPERATING INCOME ("PNOI")	$	**413,321**	354,031	295,233

Income from real estate operations is comprised of rental income, net of reserves for uncollectible rent, expense reimbursement pass-through income and other real estate income including lease termination fees. *Expenses from real estate operations* is comprised of property taxes, insurance, utilities, repair and maintenance expenses, management fees and other operating costs. Generally, the Company's most significant operating expenses are property taxes and insurance. Tenant leases may be net leases in which the total operating expenses are recoverable, modified gross leases in which some of the operating expenses are recoverable, or gross leases in which no expenses are recoverable (gross leases represent only a small portion of the Company's total leases). Increases in property operating expenses are fully recoverable under net leases and recoverable to a high degree under modified gross leases. Modified gross leases often include base year amounts, and expense increases over these amounts are recoverable. The Company's exposure to property operating expenses is primarily due to vacancies and leases for occupied space that limit the amount of expenses that can be recovered.

The following table presents reconciliations of *Net Income Attributable to EastGroup Properties, Inc. Common Stockholders* to FFO Attributable to Common Stockholders for the three fiscal years ended December 31, 2023, 2022 and 2021.

		Years Ended December 31,	
	2023	*2022*	*2021*
	(In thousands, except per share data)		
NET INCOME ATTRIBUTABLE TO EASTGROUP PROPERTIES, INC. COMMON STOCKHOLDERS	$ **200,491**	186,182	157,557
Depreciation and amortization	**171,078**	153,638	127,099
Company's share of depreciation from unconsolidated investment	**124**	124	136
Depreciation and amortization from noncontrolling interest	**(5)**	(17)	—
Gain on sales of real estate investments	**(17,965)**	(40,999)	(38,859)
Gain on sales of non-operating real estate	**(446)**	—	—
FUNDS FROM OPERATIONS ("FFO") ATTRIBUTABLE TO COMMON STOCKHOLDERS	**353,277**	298,928	245,933
Gain on involuntary conversion and business interruption claims	**(4,187)**	—	—
FFO ATTRIBUTABLE TO COMMON STOCKHOLDERS — EXCLUDING GAIN ON INVOLUNTARY CONVERSION AND BUSINESS INTERRUPTION CLAIMS	$ **349,090**	298,928	245,933
Net income attributable to common stockholders per diluted share	$ **4.42**	4.36	3.90
FFO attributable to common stockholders per diluted share	$ **7.79**	7.00	6.09
FFO attributable to common stockholders - excluding gain on involuntary conversion and business interruption claims per diluted share	$ **7.70**	7.00	6.09
Diluted shares for earnings per share and funds from operations	**45,331**	42,712	40,377

The Company analyzes the following performance trends in evaluating the revenues and expenses of the Company:

- *Net Income Attributable to EastGroup Properties, Inc. Common Stockholders* for the year ended December 31, 2023 was $200,491,000 ($4.43 per basic and $4.42 per diluted share) compared to $186,182,000 ($4.37 per basic and $4.36 per diluted share) for 2022. See *Results of Operations* for further analysis.

- The change in FFO per diluted share represents the increase or decrease in FFO per diluted share from the current year compared to the prior year. For 2023, FFO was $7.79 per diluted share compared with $7.00 per diluted share for 2022, an increase of 11.3%. FFO Excluding Gain on Involuntary Conversion and Business Interruption Claims was $7.70 per diluted share for the year ended December 31, 2023 compared to $7.00 per diluted share for 2022, an increase of 10.0%. FFO increased during the year ended December 31, 2023, as compared to 2022, primarily due to the increase in PNOI and other revenue, partially offset by the increase in interest expense.

- For the year ended December 31, 2023, PNOI increased by $59,290,000, or 16.7%, compared to 2022. PNOI increased $29,821,000 from newly developed and value-add properties, $19,557,000 from same property operations and $9,694,000 from 2022 and 2023 acquisitions.

- The change in Same PNOI represents the PNOI increase or decrease for the same operating properties owned during the entire current and prior year reporting periods (January 1, 2022 through December 31, 2023). Same PNOI, excluding income from lease terminations, increased 6.6% for the year ended December 31, 2023, compared to 2022.

- Same property average occupancy represents the average month-end percentage of leased square footage for which the lease term has commenced as compared to the total leasable square footage for the same operating properties owned during the entire current and prior year reporting periods (January 1, 2022 through December 31, 2023). Same property average occupancy for the year ended December 31, 2023 was 98.4% compared to 98.3% for 2022.

- The same property average rental rate calculated in accordance with GAAP represents the average annual rental rates of leases in place for the same operating properties owned during the entire current and prior year reporting periods (January 1, 2022 through December 31, 2023). The same property average rental rate was $7.58 per square foot for the year ended December 31, 2023, compared to $7.08 per square foot for the year ended December 31, 2022.

- Occupancy is the percentage of leased square footage for which the lease term has commenced as compared to the total leasable square footage as of the close of the reporting period. Occupancy at December 31, 2023 was 98.2%. Quarter-end occupancy ranged from 97.7% to 98.3% over the previous four quarters ended December 31, 2022 to September 30, 2023.

- Rental rate change represents the rental rate increase or decrease on new and renewal leases compared to the prior leases on the same space. For the year 2023, rental rate increases on new and renewal leases (14.7% of total square footage) averaged 55.0%.

- Lease termination fee income is included in *Income from real estate operations*. For the year 2023, lease termination fee income was $1,020,000 compared to $2,708,000 for 2022.

- The Company records reserves for uncollectible rent as reductions to *Income from real estate operations*; recoveries for uncollectible rent are recorded as additions to *Income from real estate operations*. The Company recorded net reserves for uncollectible rent of $1,516,000 in 2023 compared to $138,000 in 2022. We evaluate the collectability of rents and other receivables for individual leases at each reporting period based on factors including, among others, tenant's payment history, the financial condition of the tenant, business conditions and trends in the industry in which the tenant operates and economic conditions in the geographic area where the property is located. If evaluation of these factors or others indicates it is not probable we will collect substantially all rent, we recognize an adjustment to rental revenue. If our judgment or estimation regarding probability of collection changes, we may adjust or record additional rental revenue in the period such conclusion is reached. The Company followed its normal process for recording reserves for uncollectible rent during the year ended December 31, 2023.

FINANCIAL CONDITION

EastGroup's *Total Assets* were $4,519,213,000 at December 31, 2023, an increase of $483,376,000 from December 31, 2022. *Total Liabilities* decreased $171,819,000 to $1,910,579,000, and *Total Equity* increased $655,195,000 to $2,608,634,000 during the same period. The following paragraphs explain these changes in greater detail.

Assets

Real Estate Properties
Real estate properties increased $457,576,000 during the year ended December 31, 2023. The increase was primarily due to: (i) the transfer of 13 properties from *Development and value-add properties* to *Real estate properties* (as detailed under *Development and Value-Add Properties* below); (ii) the acquisition of five operating properties; (iii) capital improvements at the Company's properties; and (iv) costs incurred on development and value-add projects subsequent to transfer to *Real estate properties* discussed below. These increases were partially offset by the sale of three operating properties and the transfer of one property from *Real estate properties* to *Development and value-add properties*.

During 2023, EastGroup acquired the following operating properties:

REAL ESTATE PROPERTIES ACQUIRED IN 2023	Location	Size	Date Acquired	Cost [1]
		(Square feet)		*(In thousands)*
Craig Corporate Center	Las Vegas, NV	156,000	04/18/2023	$ 34,365
Blue Diamond Business Park	Las Vegas, NV	254,000	09/05/2023	52,973
McKinney Logistics Center	Dallas, TX	193,000	10/02/2023	25,739
Park at Myatt	Nashville, TN	171,000	11/03/2023	30,793
Pelzer Point Commerce Center 1	Greenville, SC	213,000	12/21/2023	21,246
Total operating property acquisitions [2]		987,000		$ 165,116

(1) Cost is calculated in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 805, Business Combinations, and represents the sum of the purchase price, closing costs and capitalized acquisition costs. Refer to Notes 1(j) and 2 in the Notes to Consolidated Financial Statements.

(2) Operating properties are defined as stabilized real estate properties (land including buildings and improvements) in the Company's operating portfolio; included in Real estate properties on the Consolidated Balance Sheets.

During the year ended December 31, 2023, the Company made capital improvements of $53,550,000 on existing and acquired properties (included in the Capital Expenditures table under *Results of Operations*). Also, the Company incurred costs of $15,953,000 on development and value-add projects subsequent to transfer to *Real estate properties*; the Company records these expenditures as development and value-add costs on the Consolidated Statements of Cash Flows.

Also, during the year ended December 31, 2023, EastGroup sold 231,000 square feet of operating properties, generating gross sales proceeds of $38,400,000. The Company recognized $17,965,000 in *Gain on sales of real estate investments* during the year ended December 31, 2023.

Development and Value-Add Properties

EastGroup's investment in *Development and value-add properties* at December 31, 2023 consisted of properties in lease-up and under construction of $374,924,000 and prospective development (primarily land) of $264,723,000. The Company's total investment in *Development and value-add properties* at December 31, 2023 was $639,647,000 compared to $538,449,000 at December 31, 2022. Total capital invested for development and value-add properties during 2023 was $388,213,000, which primarily consisted of improvement costs of $301,596,000 on development and value-add properties, $70,664,000 for new land investments, and costs of $15,953,000 on properties subsequent to transfer to *Real estate propertie*s. The capitalized costs incurred on development and value-add projects subsequent to transfer to *Real estate properties* include capital improvements at the properties and do not include other capitalized costs associated with development (i.e., interest expense, property taxes and internal personnel costs).

EastGroup capitalized internal development costs of $10,472,000 during the year ended December 31, 2023, compared to $9,985,000 during 2022.

There were no value-add acquisitions during the year ended December 31, 2023.

Also during 2023, EastGroup purchased 328.3 acres of development land in seven markets for $70,664,000. Costs associated with these acquisitions are included in the *Development and Value-Add Properties* table. These increases were offset by the transfer of 13 development and value-add projects to *Real estate properties* with a total investment of $271,568,000 as of the date of transfer. The Company also transferred one operating property to *Development and value-add properties* with a total investment of $4,553,000 as of the date of transfer.

During the year ended December 31, 2023, EastGroup sold 11.9 acres of land, generating gross sales proceeds of $4,750,000. The Company recognized $446,000 in gains on sales of non-operating real estate (included in *Other* on the Consolidated Statements of Income and Comprehensive Income) during the year ended December 31, 2023.

A summary of the Company's *Development and Value-Add Properties* for the year ended December 31, 2023 follows:

	Actual or Estimated Building Size	Cumulative Costs Incurred as of 12/31/2023		Projected Total Costs
	(Square feet)	*(In thousands)*		
Lease-up	1,352,000	$ 162,356	$	180,600
Under construction	2,725,000	212,568		395,100
Total lease-up and under construction	4,077,000	374,924	$	575,700
Prospective development (primarily land)	10,792,000	264,723		
Total *Development and value-add properties* as of December 31, 2023	14,869,000	$ 639,647		
Total *Development and value-add properties* transferred to *Real estate properties* during the year ended December 31, 2023	2,341,000	$ 271,568	(1)	

(1) Represents cumulative costs at the date of transfer.

Accumulated Depreciation

Accumulated depreciation on real estate, development and value-add properties increased $122,909,000 during 2023 due primarily to depreciation expense of $141,003,000, partially offset by the sale of three operating properties totaling 231,000 square feet during 2023.

Other Assets

Other assets increased $6,995,000 during 2023. See Note 4 in the Notes to Consolidated Financial Statements for further details.

Liabilities

Unsecured bank credit facilities, net of debt issuance costs decreased $169,974,000 during the year ended December 31, 2023, mainly due to repayments of $641,624,000 and new debt issuance costs incurred during the year, partially offset by borrowings of $471,624,000 and the amortization of debt issuance costs during the year. The Company's credit facilities are described in greater detail below under *Liquidity and Capital Resources*.

Unsecured debt, net of debt issuance costs decreased $14,912,000 during the year ended December 31, 2023, primarily due to the repayment of a $65,000,000 term loan in March, the $50,000,000 principal repayment on its senior unsecured notes in August and new debt issuance costs incurred during the period. These decreases were partially offset by the closing of a $100,000,000 senior unsecured term loan in January and the amortization of debt issuance costs. These changes are described in greater detail below under *Liquidity and Capital Resources*.

Accounts payable and accrued expenses increased $9,349,000 during 2023. See Note 7 in the Notes to Consolidated Financial Statements for further details.

Other liabilities increased $5,749,000 during 2023. See Note 8 in the Notes to Consolidated Financial Statements for further details.

Equity

Additional paid-in capital increased $698,386,000 during the year ended December 31, 2023 primarily due to: (i) the issuance of common stock under the Company's continuous common equity offering program (as discussed below under *Liquidity and Capital Resources*) and (ii) activity related to stock-based compensation (as discussed in Note 10 in the Notes to Consolidated Financial Statements). During the year ended December 31, 2023, EastGroup issued 4,094,896 shares of common stock under its continuous common equity offering program at a weighted average price of $170.77 per share, providing aggregate net proceeds to the Company of $691,478,000.

During the year ended December 31, 2023, *Distributions in excess of earnings* increased $31,575,000 as a result of dividends on common stock of $232,066,000 exceeding *Net Income Attributable to EastGroup Properties, Inc. Common Stockholders* of $200,491,000.

Accumulated other comprehensive income decreased $11,483,000 during 2023. The decrease resulted from the change in fair value of the Company's interest rate swaps (cash flow hedges) which are further discussed in Notes 11 and 12 in the Notes to Consolidated Financial Statements.

RESULTS OF OPERATIONS

2023 Compared to 2022

Net Income Attributable to EastGroup Properties, Inc. Common Stockholders for the year ended December 31, 2023 was $200,491,000 ($4.43 per basic and $4.42 per diluted share) compared to $186,182,000 ($4.37 per basic and $4.36 per diluted share) for the year ended December 31, 2022. The following paragraphs provide further details with respect to these changes:

- PNOI increased by $59,290,000 ($1.31 per diluted share) for 2023 as compared to 2022. PNOI increased $29,821,000 from newly developed and value-add properties, $19,557,000 from same property operations and $9,694,000 from 2022 and 2023 acquisitions. For the year 2023, lease termination fee income was $1,020,000 compared to $2,708,000 for 2022. The Company recorded net reserves for uncollectible rent of $1,516,000 in 2023 compared to $138,000 in 2022. Straight-lining of rent increased PNOI by $11,898,000 and $9,991,000 in 2023 and 2022, respectively.

- EastGroup recognized *Gains on sales of real estate investments* of $17,965,000 ($0.40 per diluted share) during 2023 compared to $40,999,000 ($0.96 per diluted share) during 2022. The Company's sales transactions are described in Note 2 of the Notes to Consolidated Financial Statements.

- *Depreciation and amortization* expense increased by $17,440,000 ($0.38 per diluted share) during 2023 compared to 2022. The increase is primarily due to the operating properties acquired by the Company in 2022 and 2023 and the properties transferred from *Development and value-add properties* in 2022 and 2023, partially offset by operating properties sold in 2022 and 2023.

- *Interest expense* increased by $9,497,000 ($0.21 per diluted share) during 2023 compared to 2022. See the table below for details.

- During 2023, EastGroup recognized gains on involuntary conversion and business interruption claims of $4,187,000 ($0.09 per diluted share). There were no gains on involuntary conversion and business interruption claims during 2022.

EastGroup entered into 91 leases with certain rent concessions on 3,282,000 square feet during 2023 with total rent concessions of $7,543,000 over the terms of the leases, compared to 114 leases with rent concessions on 4,798,000 square feet with total rent concessions of $7,378,000 over the terms of the leases in 2022.

The Company's percentage of leased square footage for the operating portfolio was 98.7% at both December 31, 2023 and 2022. Occupancy at the end of 2023 for the operating portfolio was 98.2% compared to 98.3% at December 31, 2022.

Interest Expense increased $9,497,000 for the year ended December 31, 2023 compared to the year ended December 31, 2022. The following table presents the components of *Interest Expense* for 2023 and 2022:

		Years Ended December 31,		
		2023	*2022*	*Increase (Decrease)*
		(In thousands)		
VARIABLE RATE INTEREST EXPENSE				
Unsecured bank credit facilities interest — variable rate *(excluding amortization of facility fees and debt issuance costs)*	$	**2,804**	4,241	(1,437)
Amortization of facility fees — unsecured bank credit facilities		**1,005**	713	292
Amortization of debt issuance costs — unsecured bank credit facilities		**1,003**	650	353
Total variable rate interest expense		**4,812**	5,604	(792)
FIXED RATE INTEREST EXPENSE				
Unsecured debt interest [(1)] *(excluding amortization of debt issuance costs)*		**58,428**	44,492	13,936
Secured debt interest *(excluding amortization of debt issuance costs)*		**51**	89	(38)
Amortization of debt issuance costs — unsecured debt		**909**	704	205
Amortization of debt issuance costs — secured debt		**31**	3	28
Total fixed rate interest expense		**59,419**	45,288	14,131
Total interest		**64,231**	50,892	13,339
Less capitalized interest		**(16,235)**	(12,393)	(3,842)
TOTAL INTEREST EXPENSE	$	**47,996**	38,499	9,497

(1)   *Includes interest on the Company's unsecured debt with fixed interest rates per the debt agreements or effectively fixed interest rates due to interest rate swaps, as discussed in Note 12 in the Notes to Consolidated Financial Statements.*

EastGroup's variable rate interest expense decreased by $792,000 for 2023 as compared to 2022 primarily due to a decrease in average borrowings, partially offset by an increase in the Company's weighted average variable interest rates on its unsecured bank credit facilities as shown in the following table:

		Years Ended December 31,		
		2023	*2022*	*Increase (Decrease)*
		(In thousands, except rates of interest)		
Average borrowings on unsecured bank credit facilities - variable rate	$	**49,384**	182,478	(133,094)
Weighted average variable interest rates *(excluding amortization of facility fees and debt issuance costs)*		**5.68%**	2.32%	

The Company's fixed rate interest expense increased by $14,131,000 for 2023 as compared to 2022 primarily as a result of the unsecured debt activity described below. The details of the unsecured debt obtained in 2022 and 2023 are shown in the following table:

NEW UNSECURED DEBT IN 2022 AND 2023	Margin	Effectively Fixed Interest Rate	Date Obtained	Maturity Date	Amount
					(In thousands)
$100 Million Senior Unsecured Term Loan [(1)(2)]	0.95%	2.61%	03/31/2022	09/29/2028	$ 100,000
$150 Million Senior Unsecured Notes	Not applicable	3.03%	04/20/2022	04/20/2032	150,000
$50 Million Senior Unsecured Term Loan [(1)]	0.95%	4.09%	08/31/2022	08/30/2024	50,000
$75 Million Senior Unsecured Term Loan [(1)]	0.95%	4.00%	08/31/2022	08/31/2027	75,000
$75 Million Senior Unsecured Notes	Not applicable	4.90%	10/12/2022	10/12/2033	75,000
$75 Million Senior Unsecured Notes	Not applicable	4.95%	10/12/2022	10/12/2034	75,000
$100 Million Senior Unsecured Term Loan [(1)]	1.35%	5.27%	01/13/2023	01/13/2030	100,000
Weighted Average Effectively Fixed Interest Rate and Total Amount for 2022 and 2023		3.98%			$ 625,000

(1) The interest rates on these unsecured term loans are comprised of Term Secured Overnight Financing Rate ("SOFR") plus a margin which is subject to a pricing grid for changes in the Company's coverage ratings. The Company entered into interest rate swap agreements (further described in Note 12) to convert the loans' Term SOFR rates to effectively fixed interest rates. The interest rates in the table above are the effectively fixed interest rates for the loans, including the effects of the interest rate swaps, as of December 31, 2023.

(2) This term loan was amended and refinanced effective September 29, 2023, as detailed below.

The increase in interest expense from the new unsecured debt was partially offset by the repayment of unsecured debt and the refinance of senior unsecured term loans during 2022 and 2023. In September 2023, the Company refinanced a $100,000,000 senior unsecured term loan, reducing the effectively fixed interest rate by approximately 45 basis points. In March 2022, the Company refinanced another $100,000,000 senior unsecured term loan, reducing the effectively fixed interest rate by approximately 60 basis points. The repayments on unsecured debt are shown in the following table:

UNSECURED DEBT REPAID IN 2022 AND 2023	Interest Rate	Date Repaid	Payoff Amount
			(In thousands)
$75 Million Senior Unsecured Term Loan	3.03%	02/28/2022	$ 75,000
$65 Million Senior Unsecured Term Loan	2.31%	03/31/2023	65,000
$50 Million Senior Unsecured Notes	3.80%	08/28/2023	50,000
Weighted Average Effectively Fixed Interest Rate and Total Payoff Amount for 2022 and 2023	2.99%		$ 190,000

Interest costs during the period of construction of real estate properties are capitalized and offset against interest expense. Capitalized interest increased by $3,842,000 for 2023 as compared to 2022, due to increased borrowing rates and changes in development spending.

Real Estate Improvements

Real estate improvements for EastGroup's operating properties for the years ended December 31, 2023 and 2022 were as follows:

	Estimated Useful Life	Years Ended December 31,	
		2023	2022
		(In thousands)	
Upgrade on acquisitions	40 yrs	$ 1,892	618
Tenant improvements:			
New tenants	Lease Life	16,352	13,224
Renewal tenants	Lease Life	3,503	3,687
Other:			
Building improvements	5-40 yrs	8,085	9,853
Roofs	5-15 yrs	17,386	6,611
Parking lots	3-5 yrs	4,824	3,482
Other	5 yrs	1,508	1,969
Total real estate improvements [1]		$ 53,550	39,444

(1) Reconciliation of Total real estate improvements to *Real estate improvements* on the Consolidated Statements of Cash Flows:

	Years Ended December 31,	
	2023	2022
	(In thousands)	
Total real estate improvements	$ 53,550	39,444
Change in real estate property payables	(527)	197
Change in construction in progress	(1,907)	1,210
Real estate improvements on the Consolidated Statements of Cash Flows	$ 51,116	40,851

Capitalized Leasing Costs

The Company's leasing costs (principally commissions) are capitalized and included in *Other assets*. The costs are amortized over the terms of the associated leases, and the amortization is included in *Depreciation and amortization* expense. Capitalized leasing costs for the years ended December 31, 2023 and 2022 were as follows:

	Estimated Useful Life	Years Ended December 31,	
		2023	2022
		(In thousands)	
Development and value-add	Lease Life	$ 9,597	14,366
New tenants	Lease Life	9,379	10,392
Renewal tenants	Lease Life	12,696	12,095
Total capitalized leasing costs [1]		$ 31,672	36,853
Amortization of leasing costs		$ 22,133	18,950

(1) Reconciliation of Total capitalized leasing costs to *Leasing commissions* on the Consolidated Statements of Cash Flows:

	Years Ended December 31,	
	2023	2022
	(In thousands)	
Total capitalized leasing costs	$ 31,672	36,853
Change in leasing commissions payables	332	419
Leasing commissions on the Consolidated Statements of Cash Flows	$ 32,004	37,272

2022 Compared to 2021

A discussion of changes in the Company's results of operations between 2022 and 2021 has been omitted from this Form 10-K and can be found in "Part II. Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" under the heading "2022 Compared to 2021" in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed with the SEC on February 15, 2023, and is incorporated herein by reference.

LIQUIDITY AND CAPITAL RESOURCES

Net cash provided by operating activities was $338,202,000 for the year ended December 31, 2023. The primary other sources of cash were from proceeds from common stock offerings; borrowings on unsecured bank credit facilities; proceeds from unsecured debt; and net proceeds from sales of real estate investments. The Company distributed $225,625,000 in common stock dividends during 2023. Other primary uses of cash were for repayments on unsecured bank credit facilities and unsecured debt; the construction and development of properties; purchases of real estate; capital improvements at various properties; and leasing commissions.

The Company anticipates that its current cash balance, operating cash flows, borrowings under its unsecured bank credit facilities, proceeds from new debt and/or proceeds from the issuance of equity instruments will be adequate for (i) operating and administrative expenses, (ii) normal repair and maintenance expenses at its properties, (iii) debt service obligations, (iv) maintaining compliance with its debt covenants, (v) distributions to stockholders, (vi) capital improvements, (vii) purchases of properties, (viii) development, and (ix) any other normal business activities of the Company, both in the short-term and long-term. The Company expects liquidity sources and needs in future years to be consistent in nature with those for the year ended December 31, 2023.

As of December 31, 2023, the Company was contractually obligated to pay the dividend declared in December 2023, which was paid in January 2024. An amount for dividends payable of $62,393,000 was included in *Accounts payable and accrued expenses* at December 31, 2023, which includes dividends payable on unvested restricted stock of $1,921,000, which are subject to continued service and will be paid upon vesting in future periods.

The following table summarizes certain information with respect to our indebtedness outstanding as of December 31, 2023:

UNSECURED DEBT (FIXED RATE) [1]	Weighted Average Interest Rate	Principal Payments Maturing
		(In thousands)
August 30, 2024	4.09%	$ 50,000
December 13, 2024	3.46%	60,000
December 15, 2024	3.48%	60,000
Year 2025	3.13%	145,000
Year 2026	2.57%	140,000
Year 2027	2.74%	175,000
Year 2028	3.10%	160,000
Year 2029 and beyond	3.66%	890,000
Total Unsecured Debt (Fixed Rate) [1]	3.37%	$ 1,680,000

(1) These loans have a fixed interest rate or an effectively fixed interest rate due to interest rate swaps.

The Company's $625,000,000 unsecured bank credit facility, which was increased in January 2023 by $200,000,000 from $425,000,000, is with a group of 11 banks and has a maturity date of July 30, 2025. The credit facility contains options for two six-month extensions (at the Company's election) and an additional $125,000,000 accordion (with agreement by all parties). The interest rate on each tranche is reset on a monthly basis and as of December 31, 2023, was SOFR plus 76.5 basis points with an annual facility fee of 15 basis points. As of December 31, 2023, the Company had no variable rate borrowings on this unsecured bank credit facility and an interest rate of 6.130%. The Company has two standby letters of credit totaling $2,655,000 pledged on this facility, which reduces borrowing capacity under the credit facility.

The Company's $50,000,000 unsecured bank credit facility has a maturity date of July 30, 2025, or such later date as designated by the bank; the Company also has two six-month extensions available if the extension options in the $625,000,000 facility are exercised. The interest rate is reset on a daily basis and as of December 31, 2023, was SOFR plus 77.5 basis points with an annual facility fee of 15 basis points. As of December 31, 2023, the interest rate was 6.255% with no outstanding balance.

For both facilities, the margin and facility fee are subject to changes in the Company's credit ratings. Although the Company's current credit rating is Baa2, given the strength of the Company's key credit metrics, initial pricing for the credit facilities is based on the BBB+/Baa1 credit ratings level. This favorable pricing level will be retained provided that the Company's consolidated leverage ratio, as defined in the applicable agreements, remains less than 32.5%. The $625,000,000 facility also includes a sustainability-linked pricing component pursuant to which the applicable interest rate margin is reduced by one basis point if the Company meets a certain sustainability performance target. This sustainability metric is evaluated annually and was achieved for the years ended December 31, 2023 and 2022, which allowed for the interest rate reduction in each of the years subsequent to achieving the metric. The margin was effectively reduced on this unsecured bank credit facility by one basis point, from 77.5 to 76.5 basis points.

The Company's unsecured bank credit facilities have certain restrictive covenants, such as maintaining minimum debt service coverage and leverage ratios and maintaining insurance coverage, and the Company was in compliance with all of its financial debt covenants at December 31, 2023.

As market conditions permit, EastGroup issues equity and/or employs fixed rate debt, including variable rate debt that has been swapped to an effectively fixed rate through the use of interest rate swaps, to replace the short-term bank borrowings. The Company believes its current operating cash flow and unsecured bank credit facilities provide the capacity to fund the operations of the Company. The Company also believes it can obtain debt financing and issue common and/or preferred equity.

For future debt issuances, the Company intends to issue primarily unsecured fixed rate debt, including variable rate debt that has been swapped to an effectively fixed rate through the use of interest rate swaps. The Company may also access the public debt market in the future as a means to raise capital.

In January 2023, the Company closed a $100,000,000 senior unsecured term loan with a seven-year term and interest only payments, which bears interest at the annual rate of SOFR plus an applicable margin (1.35% as of December 31, 2023) based on the Company's senior unsecured long-term debt rating. The Company also entered into an interest rate swap agreement to convert the loan's SOFR rate component to a fixed interest rate for the entire term of the loan providing a total effectively fixed interest rate of 5.27%.

On March 31, 2023, EastGroup repaid a $65,000,000 senior unsecured term loan with a total effectively fixed interest rate of 2.31%. The loan, which was scheduled to mature on April 1, 2023, was repaid with no penalty.

In August 2023, the Company made a $50,000,000 principal repayment on senior unsecured notes with a fixed interest rate of 3.80%.

In September 2023, EastGroup repaid a mortgage loan with a balance of $1,905,000, an interest rate of 3.85% and an original maturity date of November 30, 2026. The Company had no remaining secured debt as of December 31, 2023.

Also in September 2023, the Company closed on the refinance of a $100,000,000 senior unsecured term loan with five years remaining. The amended term loan provides for interest only payments currently at an interest rate of SOFR plus 95 basis points, based on the Company's current credit ratings and consolidated leverage ratio, which is a 45 basis point reduction in the credit spread compared to the original term loan. The Company has an interest rate swap agreement which converts the loan's SOFR rate component to a fixed interest rate for the entire term of the loan, providing a total effectively fixed interest rate of 2.61%.

As of December 31, 2023, EastGroup had total immediate liquidity of approximately $712,608,000, comprised of $40,263,000 of cash and cash equivalents and $672,345,000 of immediate availability on our unsecured credit facilities.

On October 25, 2023, we established an at-the-market common stock offering program pursuant to which we are able to sell from time to time shares of our common stock having an aggregate gross sales price of up to $750,000,000, (the "Current 2023 ATM Program"). The Current 2023 ATM Program replaced our previous $750,000,000 ATM program (the "Prior ATM Program"), which was established on December 16, 2022, under which we had sold shares of our common stock having an aggregate gross sales price of $464,305,000 through October 25, 2023.

In connection with the Current 2023 ATM program, we may sell shares of our common stock through sales agents or through certain financial institutions acting as forward purchasers whereby, at our discretion, the forward counterparties may borrow from third parties and subsequently sell shares of our common stock. The use of a forward equity sale agreement allows us to lock in a share price on the sale of shares of our common stock but defer settling and receiving the proceeds from the sale of shares until a later date. Additionally, the forward price that we expect to receive upon settlement of an agreement will be subject to adjustment for (i) a floating interest rate factor equal to a specified daily rate less a spread, (ii) the forward purchaser's stock borrowing costs and (iii) scheduled dividends during the term of the agreement.

During the year ended December 31, 2023, we sold a total of 4,094,896 shares of our common stock under our ATM programs at a weighted average price of $170.77 per share, for gross proceeds of $699,304,000, and net proceeds of $691,478,000, after deducting offering-related costs.

During the year ended December 31, 2023, we entered into forward equity sale agreements with certain financial institutions acting as forward purchasers under our Current 2023 ATM program with respect to 406,041 shares of common stock at a weighted average initial forward price of $183.92 per share. We did not receive any proceeds from the sale of common shares by the forward purchasers at the time we entered into forward equity sale agreements. As of December 31, 2023, we had not settled any of the outstanding forward equity sale agreements by issuing shares of our common stock.

Subsequent to December 31, 2023, the Company partially settled the aforementioned outstanding forward equity sale agreements by issuing 272,342 shares of our common stock in exchange for net proceeds of $49,364,000, based on a weighted average forward price of $181.26 per share at settlement. As of February 14, 2024, the date of this Annual Report on Form 10-K, the remaining 133,699 shares of common stock, or approximately $24,333,000 of net proceeds, based on a forward price of $182.00 per share, are available for settlement prior to December 2024.

As of February 14, 2024, approximately $440,322,000 of common stock remains available to be sold under the Current 2023 ATM Program. Future sales, if any, will depend on a variety of factors, including among others, market conditions, the trading price of our common stock, determinations by us of the appropriate sources of funding for us and potential uses of funding available to us.

EastGroup's other material cash requirements from known contractual and other obligations as of December 31, 2023 were as follows:

	Cash Requirements [1]
	(In thousands)
Real estate property obligations [2]	$ 18,347
Development and value-add obligations [3]	131,213
Tenant improvements obligations [4]	22,128
Total	$ 171,688

(1) Cash requirement due in less than one year; there were no related long-term cash requirements.
(2) Represents commitments on real estate properties, except for tenant improvement allowance obligations.
(3) Represents commitments on properties in the Company's development and value-add program, except for tenant improvement allowance obligations.
(4) Represents tenant improvement allowance obligations.

The Company has no material off-balance sheet arrangements that have had or are reasonably likely to have a material current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company's management considers the following accounting policies and estimates to be critical to the reported operations of the Company.

Acquisition and Development of Real Estate Properties

The FASB Codification provides guidance on how to properly determine the allocation of the purchase price among the individual components of both the tangible and intangible assets based on their relative fair values. Factors considered by management in allocating the cost of the properties acquired include an estimate of carrying costs during the expected lease-up periods considering current market conditions and costs to execute similar leases. The allocation to tangible assets (land, building and improvements) is based upon management's determination of the value of the property as if it were vacant using discounted cash flow models. Land is valued using comparable land sales specific to the applicable market, provided by a third party. The Company determines whether any financing assumed is above or below market based upon comparison to similar financing terms for similar properties. The cost of the properties acquired may be adjusted based on indebtedness assumed from the seller that is determined to be above or below market rates.

The purchase price is also allocated among the following categories of intangible assets: the above or below market component of in-place leases and the value of in-place leases at the time of the acquisition. The value allocable to the above or below market component of an acquired in-place lease is determined based upon the present value (using a discount rate reflecting the risks associated with the acquired leases) of the difference between (i) the contractual amounts to be paid pursuant to the lease over its remaining term, and (ii) management's estimate of the amounts that would be paid using current market rents over the remaining term of the lease. The amounts allocated to above and below market lease intangibles are included in *Other assets* and *Other liabilities*, respectively, on the Consolidated Balance Sheets and are amortized to rental income over the remaining terms of the respective leases. In-place lease intangibles are valued based upon management's assessment of factors such as an estimate of foregone rents and avoided leasing costs during the expected lease-up periods considering current market conditions and costs to execute similar leases. These intangible assets are included in *Other assets* on the Consolidated Balance Sheets and are amortized over the remaining term of the existing lease.

The significance of this accounting policy will fluctuate given the transaction activity during the period.

For properties under development and value-add properties acquired in the development stage, costs associated with development (i.e., land, construction costs, interest expense, property taxes and other costs associated with development) are aggregated into the total capitalized costs of the property. Included in these costs are management's estimates for the portions of internal costs (primarily personnel costs) deemed related to such development activities. The internal costs are allocated to specific development projects based on development activity.

RECENT ACCOUNTING PRONOUNCEMENTS

See Note 1(p) in the Notes to Consolidated Financial Statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

The Company is exposed to interest rate changes primarily as a result of its unsecured bank credit facilities and long-term debt maturities. This debt is used to maintain liquidity and fund capital expenditures and expansion of the Company's real estate investment portfolio and operations. The Company's objective for interest rate risk management is to limit the impact of interest rate changes on earnings and cash flows and to lower its overall borrowing costs. The Company has two variable rate unsecured bank credit facilities as discussed under the heading *Liquidity and Capital Resources* in Part II, Item 7 of this Annual Report on Form 10-K. As market conditions permit, EastGroup issues equity and/or employs fixed rate debt, including variable rate debt that has been swapped to an effectively fixed rate through the use of interest rate swaps, to replace the short-term bank borrowings. The Company's interest rate swaps are discussed in Note 12 in the Notes to Consolidated Financial Statements.

The table below presents the principal payments due and weighted average interest rates, which include the impact of interest rate swaps, for both the fixed rate and variable rate debt as of December 31, 2023.

	2024	2025	2026	2027	2028	Thereafter	Total	Fair Value
Unsecured bank credit facilities — variable rate (in thousands) [1]	$ —	—	—	—	—	—	—	— [2]
Weighted average interest rate	—	6.19% [3]	—	—	—	—	6.19%	
Unsecured debt — fixed rate (in thousands)	$ 170,000	145,000	140,000	175,000	160,000	890,000	1,680,000	1,548,655 [4]
Weighted average interest rate	3.65%	3.13%	2.57%	2.74%	3.10%	3.66%	3.37%	

(1) The variable rate unsecured bank credit facilities mature in July 2025, and as of December 31, 2023, the Company had no borrowings on both the $625,000,000 unsecured bank credit facility and the $50,000,000 unsecured bank credit facility. These balances fluctuate based on Company operations and capital activity, as discussed in Liquidity and Capital Resources.

(2) The fair value of the Company's variable rate debt is estimated by discounting expected cash flows at current market rates, excluding the effects of debt issuance costs.

(3) Represents the weighted average interest rate for the Company's variable rate unsecured bank credit facilities as of December 31, 2023.

(4) The fair value of the Company's fixed rate debt, including variable rate debt that has been swapped to an effectively fixed rate through the use of interest rate swaps, is estimated by discounting expected cash flows at the rates currently offered to the Company for debt of the same remaining maturities, as advised by the Company's bankers, excluding the effects of debt issuance costs.

As the table above incorporates only those exposures that existed as of December 31, 2023, it does not consider those exposures or positions that could arise after that date. Assuming there was a $100,000,000 balance on the unsecured bank credit facilities, and if interest rates changed by 10%, or approximately 62 basis points, interest expense and cash flows would increase or decrease by approximately $620,000 annually. This does not include variable rate debt that has been effectively fixed through the use of interest rate swaps.

Most of the Company's leases include scheduled rent increases. Additionally, most of the Company's leases require the tenants to pay their pro rata share of operating expenses, including real estate taxes, insurance and common area maintenance, thereby reducing the Company's exposure to increases in operating expenses resulting from inflation or other factors. In the event inflation causes increases in the Company's general and administrative expenses or the level of interest rates, such increased costs would not be passed through to tenants and could adversely affect the Company's results of operations.

EastGroup's financial results are affected by general economic conditions in the markets in which the Company's properties are located. The state of the economy, or other adverse changes in general or local economic conditions could result in the inability of some of the Company's existing tenants to make lease payments and may therefore increase the reserves for uncollectible rent. It may also impact the Company's ability to (i) renew leases or re-lease space as leases expire, or (ii) lease development space. In addition, an economic downturn or recession, could also lead to an increase in overall vacancy rates or a decline in rents the Company can charge to re-lease properties upon expiration of current leases. In all of these cases, EastGroup's cash flows would be adversely affected.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

The information required by this Item 8 is hereby incorporated by reference to the Company's Consolidated Financial Statements beginning on page 39 of this Annual Report on Form 10-K. There were no material retrospective changes to the Consolidated Statements of Income and Comprehensive Income in any quarters in the two most recent fiscal years that would require disclosure of supplementary financial data.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 9A. CONTROLS AND PROCEDURES.

(i)   Disclosure Controls and Procedures.

The Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Exchange Act Rule 13a-15. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2023, the Company's disclosure controls and procedures were effective in timely alerting them to material information relating to the Company (including its consolidated subsidiaries) required to be included in the Company's periodic SEC filings.

(ii) Internal Control Over Financial Reporting.

(a)   Management's report on internal control over financial reporting.

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). EastGroup's Management Report on Internal Control Over Financial Reporting is set forth in Part IV, Item 15 of this Form 10-K on page 44 and is incorporated herein by reference.

(b) Report of the independent registered public accounting firm.

The report of KPMG LLP, the Company's independent registered public accounting firm, on the Company's internal control over financial reporting is set forth in Part IV, Item 15 of this Form 10-K on page 45 and is incorporated herein by reference.

(c) Changes in internal control over financial reporting.

There was no change in the Company's internal control over financial reporting during the Company's fourth fiscal quarter ended December 31, 2023 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION.

Not applicable.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.

The information required by Item 10 will be included in the Company's definitive proxy statement to be filed with the SEC relating to the Company's 2024 Annual Meeting of Stockholders and is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION.

The information required by Item 11 will be included in the Company's definitive proxy statement to be filed with the SEC relating to the Company's 2024 Annual Meeting of Stockholders and is incorporated herein by reference.

ITEM 12.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

The information required by Item 12 will be included in the Company's definitive proxy statement to be filed with the SEC relating to the Company's 2024 Annual Meeting of Stockholders and is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

The information required by Item 13 will be included in the Company's definitive proxy statement to be filed with the SEC relating to the Company's 2024 Annual Meeting of Stockholders and is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES.

Our independent registered public accounting firm is KPMG LLP, Jackson, MS, Auditor Firm ID: 185.

The information required by Item 14 will be included in the Company's definitive proxy statement to be filed with the SEC relating to the Company's 2024 Annual Meeting of Stockholders and is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

All other schedules for which provision is made in the applicable accounting regulations of the SEC are not required under the related instructions or are inapplicable, and therefore have been omitted, or the required information is included in the Notes to Consolidated Financial Statements.

Exhibits

The following exhibits are included in this Annual Report on Form 10-K for the fiscal year ended December 31, 2023:

Exhibit Number	Description
3.1	Articles of Amendment and Restatement of EastGroup Properties, Inc. *(incorporated by reference to Exhibit 3.1 of the Company's Current Report on Form 8-K filed May 28, 2021)*.
3.2	Amended and Restated Bylaws of EastGroup Properties, Inc. *(incorporated by reference to Exhibit 3.2 of the Company's Current Report on Form 8-K filed May 28, 2021)*.
4.1	Description of Securities (*incorporated by reference to exhibit 4.1 to the Company's Annual Report on Form 10-K filed February 16, 2022)*.
10.1*	EastGroup Properties, Inc. 2023 Equity Incentive Plan (*incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed May 26, 2023*).
10.2*	Form of Severance and Change in Control Agreement entered into by and between the Company and each of Marshall A. Loeb, Brent W. Wood and John F. Coleman (*incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed May 18, 2016*).
10.3*	Form of Severance and Change in Control Agreement by and between the Company and each of Ryan M. Collins and R. Reid Dunbar (*incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed May 18, 2016*).
10.4*	EastGroup Properties, Inc. Director Compensation Program Including the Independent Director Compensation Policy, as amended and restated as of May 25, 2023, pursuant to the 2023 Equity Incentive Plan (*incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed July 26, 2023*).
10.5	Note Purchase Agreement, dated as of August 28, 2013, by and among EastGroup Properties, L.P., the Company and each of the Purchasers of the Notes party thereto (*incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed August 30, 2013*).
10.6	Fifth Amended and Restated Credit Agreement, dated as of June 29, 2021 among EastGroup Properties, L.P.; the Company; PNC Bank, National Association, as Administrative Agent; Regions Bank, as Syndication Agent, Wells Fargo Bank, National Association, Bank of America, N.A. and U.S. Bank National Association, as Co-Documentation Agents; PNC Capital Markets LLC as Sustainability Agent; PNC Capital Markets LLC and Regions Capital Markets, as Joint Lead Arrangers and Joint Bookrunners and the Lenders party thereto *(incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed July 1, 2021)*.
10.7	First Amendment to Fifth Amended and Restated Credit Agreement, dated as of January 10, 2023 among EastGroup Properties, L.P.; the Company; PNC Bank, National Association, as Administrative Agent; Regions Bank, as Syndication Agent, Wells Fargo Bank, National Association, Bank of America, N.A., U.S. Bank National Association and TD Bank, N.A. as Co-Documentation Agents; PNC Capital Markets LLC as Sustainability Agent; PNC Capital Markets LLC and Regions Capital Markets, as Joint Lead Arrangers and Joint Bookrunners and the Lenders party thereto *(incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed January 13, 2023)*.
10.8	Note Purchase Agreement, dated as of August 17, 2020, among EastGroup Properties, L.P., the Company and the purchasers of the notes party thereto (including the form of the 2.61% Series A Senior Notes due October 14, 2030 and the 2.71% Series B Senior Notes due October 14, 2032) *(incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed August 21, 2020)*.
10.9*	Form of Indemnification Agreement entered into by and between the Company and each of its directors and executive officers (*incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed October 28, 2020*).
10.10*	Form of First Amendment to the Severance and Change in Control Agreement, entered into by and between the Company and each of R. Reid Dunbar and Ryan M. Collins (*incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed October 28, 2020*).
10.11*	Form of Severance and Change in Control Agreement, entered into by and between the Company and Staci H. Tyler (*incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q filed October 28, 2020*).
10.12	Note Purchase Agreement, dated as of February 3, 2022, among EastGroup Properties, L.P., the Company and the purchasers of the notes party thereto (including the form of the 3.03% Senior Notes due April 20, 2032) (*incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed February 8, 2022*).
10.13	Note Purchase Agreement, dated as of August 16, 2022, among EastGroup Properties, L.P., the Company and the purchasers of the notes party thereto (including the forms of the 4.90% Series A Senior Notes due 2033 and the 4.95% Series B Senior Notes due 2034) (*incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed August 19, 2022*).
21.1	Subsidiaries of the Company (*filed herewith*).
23.1	Consent of KPMG LLP (*filed herewith*).

Exhibit Number	Description
24.1	Powers of attorney (*included on signature page hereto*).
31.1	Rule 13a-14(a)/15d-14(a) Certifications (pursuant to Section 302 of the Sarbanes-Oxley Act of 2002) of Marshall A. Loeb, Chief Executive Officer (*filed herewith*).
31.2	Rule 13a-14(a)/15d-14(a) Certifications (pursuant to Section 302 of the Sarbanes-Oxley Act of 2002) of Brent W. Wood, Chief Financial Officer (*filed herewith*).
32.1	Section 1350 Certifications (pursuant to Section 906 of the Sarbanes-Oxley Act of 2002) of Marshall A. Loeb, Chief Executive Officer (*furnished herewith*).
32.2	Section 1350 Certifications (pursuant to Section 906 of the Sarbanes-Oxley Act of 2002) of Brent W. Wood, Chief Financial Officer (*furnished herewith*).
97.1*	EastGroup Properties, Inc. Compensation Recovery Policy (*filed herewith*).
101.SCH	Inline XBRL Taxonomy Extension Schema Document *(filed herewith)*.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document *(filed herewith)*.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document *(filed herewith)*.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document *(filed herewith)*.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document *(filed herewith)*.
104	Cover Page Interactive Data File (formatted as inline XBRL with applicable taxonomy extension information contained in Exhibits 101.*) *(filed herewith)*.

* Indicates a management contract or any compensatory plan, contract or arrangement.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE STOCKHOLDERS AND THE BOARD OF DIRECTORS
EASTGROUP PROPERTIES, INC.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of EastGroup Properties, Inc. and subsidiaries (the Company) as of December 31, 2023 and 2022, the related consolidated statements of income and comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes and financial statement schedule III (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 14, 2024 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Estimated relative fair value assigned to land in an asset acquisition

As discussed in Note 1(j) to the consolidated financial statements, the Company acquired $165,116,000 of assets, net of liabilities assumed, related to real estate property acquisitions during 2023 that were accounted for as asset acquisitions, of which $44,676,000 of the acquisition cost was allocated to land. The acquisition cost in an asset acquisition is allocated among the individual components of both tangible and intangible assets and liabilities acquired based on their relative fair values.

We identified the estimated fair value of land as a critical audit matter. Specifically, evaluating the relevance of comparable land sales used in the Company's determination of the estimated fair value involved subjective auditor judgment. Professionals with specialized skills and knowledge were utilized to evaluate the relevance of a selection of the comparable land sales.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness over the Company's control to review identified publicly available comparable land sales used to estimate fair value of land in an asset acquisition. We evaluated the Company's estimate of fair value of land by comparing to our independently established ranges of comparable land sales developed using publicly available market data and involved valuation professionals with specialized skills and knowledge who assisted in this evaluation for a selection of acquisitions.

/s/ KPMG LLP

We have served as the Company's auditor since 1970.

Jackson, Mississippi
February 14, 2024

MANAGEMENT REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

EastGroup's management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, EastGroup conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The design of any system of internal control over financial reporting is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Based on EastGroup's evaluation under the framework in *Internal Control – Integrated Framework (2013)*, management concluded that our internal control over financial reporting was effective as of December 31, 2023.

/s/ EASTGROUP PROPERTIES, INC.

Ridgeland, Mississippi
February 14, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE STOCKHOLDERS AND BOARD OF DIRECTORS
EASTGROUP PROPERTIES, INC.:

Opinion on Internal Control Over Financial Reporting

We have audited EastGroup Properties, Inc. and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2023 and 2022, the related consolidated statements of income and comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes and financial statement schedule III (collectively, the consolidated financial statements), and our report dated February 14, 2024 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying *Management Report on Internal Control over Financial Reporting.* Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Jackson, Mississippi
February 14, 2024

EASTGROUP PROPERTIES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

		December 31,	
		2023	2022
		(In thousands, except share and per share data)	
ASSETS			
Real estate properties	$	**4,853,548**	4,395,972
Development and value-add properties		**639,647**	538,449
		5,493,195	4,934,421
Less accumulated depreciation		**(1,273,723)**	(1,150,814)
		4,219,472	3,783,607
Unconsolidated investment		**7,539**	7,230
Cash and cash equivalents		**40,263**	56
Other assets		**251,939**	244,944
TOTAL ASSETS	$	**4,519,213**	4,035,837
LIABILITIES AND EQUITY			
LIABILITIES			
Unsecured bank credit facilities, net of debt issuance costs	$	**(1,520)**	168,454
Unsecured debt, net of debt issuance costs		**1,676,347**	1,691,259
Secured debt, net of debt issuance costs		**—**	2,031
Accounts payable and accrued expenses		**146,337**	136,988
Other liabilities		**89,415**	83,666
Total Liabilities		**1,910,579**	2,082,398
EQUITY			
Stockholders' Equity:			
Common stock; $0.0001 par value; 70,000,000 shares authorized; 47,700,432 shares issued and outstanding at December 31, 2023 and 43,575,539 at December 31, 2022		**5**	4
Excess shares; $0.0001 par value; 30,000,000 shares authorized; zero shares issued		**—**	—
Additional paid-in capital		**2,949,907**	2,251,521
Distributions in excess of earnings		**(366,473)**	(334,898)
Accumulated other comprehensive income		**24,888**	36,371
Total Stockholders' Equity		**2,608,327**	1,952,998
Noncontrolling interest in joint ventures		**307**	441
Total Equity		**2,608,634**	1,953,439
TOTAL LIABILITIES AND EQUITY	$	**4,519,213**	4,035,837

See accompanying Notes to Consolidated Financial Statements.

EASTGROUP PROPERTIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

		Years Ended December 31,	
	2023	*2022*	*2021*
	(In thousands, except per share data)		
REVENUES			
Income from real estate operations	$ 566,179	486,817	409,412
Other revenue	4,412	208	63
	570,591	487,025	409,475
EXPENSES			
Expenses from real estate operations	154,030	133,915	115,078
Depreciation and amortization	171,078	153,638	127,099
General and administrative	16,757	16,362	15,704
Indirect leasing costs	582	546	700
	342,447	304,461	258,581
OTHER INCOME (EXPENSE)			
Interest expense	(47,996)	(38,499)	(32,945)
Gain on sales of real estate investments	17,965	40,999	38,859
Other	2,435	1,210	830
NET INCOME	200,548	186,274	157,638
Net income attributable to noncontrolling interest in joint ventures	(57)	(92)	(81)
NET INCOME ATTRIBUTABLE TO EASTGROUP PROPERTIES, INC. COMMON STOCKHOLDERS	200,491	186,182	157,557
Other comprehensive income (loss) – interest rate swaps	(11,483)	35,069	12,054
TOTAL COMPREHENSIVE INCOME	$ 189,008	221,251	169,611
BASIC PER COMMON SHARE DATA FOR NET INCOME ATTRIBUTABLE TO EASTGROUP PROPERTIES, INC. COMMON STOCKHOLDERS			
Net income attributable to common stockholders	$ 4.43	4.37	3.91
Weighted average shares outstanding — Basic	45,224	42,599	40,255
DILUTED PER COMMON SHARE DATA FOR NET INCOME ATTRIBUTABLE TO EASTGROUP PROPERTIES, INC. COMMON STOCKHOLDERS			
Net income attributable to common stockholders	$ 4.42	4.36	3.90
Weighted average shares outstanding — Diluted	45,331	42,712	40,377

See accompanying Notes to Consolidated Financial Statements.

EASTGROUP PROPERTIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Common Shares	Additional Paid-In Capital	Distributions In Excess Of Earnings	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interest in Joint Ventures	Total
			(In thousands, except share and per share data)			
BALANCE, DECEMBER 31, 2020	$ 4	1,610,053	(329,667)	(10,752)	880	1,270,518
Net income	—	—	157,557	—	81	157,638
Net unrealized change in fair value of interest rate swaps	—	—	—	12,054	—	12,054
Common dividends declared – $3.58 per share	—	—	(145,946)	—	—	(145,946)
Stock-based compensation, net of forfeitures	—	9,847	—	—	—	9,847
Issuance of 1,551,181 shares of common stock, common stock offering, net of expenses	—	271,155	—	—	—	271,155
Withheld 30,252 shares of common stock to satisfy tax withholding obligations in connection with the vesting of restricted stock	—	(4,240)	—	—	—	(4,240)
Contributions from noncontrolling interest	—	—	—	—	584	584
Net distributions to noncontrolling interest	—	5	—	—	(155)	(150)
BALANCE, DECEMBER 31, 2021	4	1,886,820	(318,056)	1,302	1,390	1,571,460
Net income	—	—	186,182	—	92	186,274
Net unrealized change in fair value of interest rate swaps	—	—	—	35,069	—	35,069
Common dividends declared – $4.70 per share	—	—	(203,024)	—	—	(203,024)
Stock-based compensation, net of forfeitures	—	10,802	—	—	—	10,802
Issuance of 393,406 shares of common stock, common stock offering, net of expenses	—	75,375	—	—	—	75,375
Issuance of 1,868,809 shares of common stock, net of expenses in the purchase of real estate	—	303,682	—	—	—	303,682
Withheld 34,251 shares of common stock to satisfy tax withholding obligations in connection with the vesting of restricted stock	—	(7,265)	—	—	—	(7,265)
Withheld 770 shares of common stock to satisfy tax withholding obligations in connection with the issuance of common stock	—	(111)	—	—	—	(111)
Net distributions to noncontrolling interest	—	—	—	—	(220)	(220)
Purchase of noncontrolling interest in joint venture	—	(17,782)	—	—	(821)	(18,603)
BALANCE, DECEMBER 31, 2022	4	2,251,521	(334,898)	36,371	441	1,953,439
Net income	—	—	200,491	—	57	200,548
Net unrealized change in fair value of interest rate swaps	—	—	—	(11,483)	—	(11,483)
Common dividends declared – $5.04 per share	—	—	(232,066)	—	—	(232,066)
Stock-based compensation, net of forfeitures	—	11,777	—	—	—	11,777
Issuance of 4,094,896 shares of common stock, common stock offering, net of expenses	1	691,477	—	—	—	691,478
Withheld 31,254 shares of common stock to satisfy tax withholding obligations in connection with the vesting of restricted stock	—	(4,836)	—	—	—	(4,836)
Withheld 184 shares of common stock to satisfy tax withholding obligations in connection with the issuance of common stock	—	(32)	—	—	—	(32)
Net distributions to noncontrolling interest	—	—	—	—	(191)	(191)
BALANCE, DECEMBER 31, 2023	$ 5	2,949,907	(366,473)	24,888	307	2,608,634

See accompanying Notes to Consolidated Financial Statements.

EASTGROUP PROPERTIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,		
	2023	2022	2021
	(In thousands)		
OPERATING ACTIVITIES			
Net income	$ 200,548	186,274	157,638
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	171,078	153,638	127,099
Stock-based compensation expense	8,965	8,292	7,511
Gain on sales of real estate investments	(17,965)	(40,999)	(38,859)
Gain on sales of non-operating real estate	(446)	—	—
Gain on involuntary conversion and business interruption claims	(4,187)	—	—
Changes in operating assets and liabilities:			
Accrued income and other assets	(15,415)	(9,291)	(11,572)
Accounts payable, accrued expenses and prepaid rent	(5,922)	17,176	13,298
Other	1,546	1,411	1,377
NET CASH PROVIDED BY OPERATING ACTIVITIES	338,202	316,501	256,492
INVESTING ACTIVITIES			
Development and value-add properties	(388,213)	(494,073)	(418,855)
Purchases of real estate	(165,116)	(2,049)	(108,149)
Real estate improvements	(51,116)	(40,851)	(36,665)
Net proceeds from sales of real estate investments and non-operating real estate	41,539	51,006	44,260
Leasing commissions	(32,004)	(37,272)	(33,301)
Proceeds from involuntary conversion on real estate assets	5,029	—	—
Changes in accrued development costs	12,163	4,211	21,678
Changes in other assets and other liabilities	7,660	(2,120)	1,769
NET CASH USED IN INVESTING ACTIVITIES	(570,058)	(521,148)	(529,263)
FINANCING ACTIVITIES			
Proceeds from unsecured bank credit facilities	471,624	942,173	625,520
Repayments on unsecured bank credit facilities	(641,624)	(981,383)	(541,310)
Proceeds from unsecured debt	100,000	525,000	175,000
Repayments on unsecured debt	(115,000)	(75,000)	(40,000)
Repayments on secured debt	(1,970)	(60,096)	(76,920)
Debt issuance costs	(1,818)	(2,067)	(2,678)
Distributions paid to stockholders (not including dividends accrued)	(225,625)	(193,936)	(131,759)
Proceeds from common stock offerings	692,312	75,622	273,409
Common stock offering related costs	(834)	(247)	(312)
Other	(5,002)	(29,756)	(3,807)
NET CASH PROVIDED BY FINANCING ACTIVITIES	272,063	200,310	277,143
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	40,207	(4,337)	4,372
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	56	4,393	21
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 40,263	56	4,393
SUPPLEMENTAL CASH FLOW INFORMATION			
Cash paid for interest, net of amounts capitalized of $16,235, $12,393, and $9,028 for 2023, 2022 and 2021, respectively	$ 47,228	34,110	31,658
Cash paid for operating lease liabilities	2,042	1,793	1,707
Common stock issued in the purchase of real estate	—	303,682	—
Debt assumed in the purchase of real estate	—	60,000	—
NON-CASH OPERATING ACTIVITY			
Operating lease liabilities arising from obtaining right of use assets	$ 2,379	559	13,056

See accompanying Notes to Consolidated Financial Statements.

DECEMBER 31, 2023, 2022 and 2021

(1) SIGNIFICANT ACCOUNTING POLICIES

(a) Principles of Consolidation

The consolidated financial statements include the accounts of EastGroup Properties, Inc. ("EastGroup" or "the Company"), its wholly owned subsidiaries and the investee of any joint ventures in which the Company has a controlling interest. The Company records 100% of the assets, liabilities, revenues and expenses of the properties held in joint ventures with the noncontrolling interests provided for in accordance with the joint venture agreements.

As of December 31, 2023, 2022 and 2021, EastGroup had a 95% controlling interest in a joint venture arrangement owning 6.5 acres of land in San Diego, known by the Company as the Miramar land. During the year ended December 31, 2023, EastGroup acquired 29.3 acres of land in Denver, known by the Company as Arista 36 Business Park Land. A joint venture was formed through which EastGroup owns a 99.5% controlling interest in the property. As of December 31, 2023, EastGroup continued to hold a controlling interest in these two joint venture arrangements.

During the year ended December 31, 2022, EastGroup acquired the 1% noncontrolling interest in Speed Distribution Center, a 519,000 square foot building in San Diego, in which the Company held a 99% controlling interest. The Company continues to control and own 100% of the property.

The equity method of accounting is used for the Company's 50% undivided tenant-in-common interest in Industry Distribution Center II. All significant intercompany transactions and accounts have been eliminated in consolidation.

(b) Income Taxes

EastGroup, a Maryland corporation, has qualified as a real estate investment trust ("REIT") under Sections 856-860 of the Internal Revenue Code and intends to continue to qualify as such. To maintain its status as a REIT, the Company is required to, among other things, distribute at least 90% of its ordinary taxable income to its stockholders. If the Company has a capital gain, it has the option of (i) deferring recognition of the capital gain through a tax-deferred exchange, (ii) declaring and paying a capital gain dividend on any recognized net capital gain resulting in no corporate level tax, or (iii) retaining and paying corporate income tax on its net long-term capital gain, with the shareholders reporting their proportional share of the undistributed long-term capital gain and receiving a credit or refund of their share of the tax paid by the Company. The Company distributed all of its 2023, 2022 and 2021 taxable income to its stockholders. Accordingly, no significant provisions for income taxes were necessary. The Company's income tax treatment of share distributions is based on its taxable income, calculated in accordance with the Internal Revenue Code, which differs from U.S. generally accepted accounting principles ("GAAP"). The following table summarizes the federal income tax treatment for all distributions by the Company for the years ended 2023, 2022 and 2021.

Federal Income Tax Treatment of Share Distributions

	Years Ended December 31,		
	2023	*2022*	*2021*
	(Per share)		
Common Share Distributions:			
Ordinary dividends	$ **5.02083**	4.53746	3.61656
Nondividend distributions	—	—	—
Unrecaptured Section 1250 capital gain	—	—	—
Other capital gain	—	—	—
Total Common Share Distributions [1]	$ **5.02083**	4.53746	3.61656

    (1)   *Pursuant to Internal Revenue Code of 1986, as amended, Section 857(b)(9), cash distributions made on January 12, 2024 with a record date of December 29, 2023 were treated as received by shareholders on December 31, 2023 to the extent of 2023 undistributed earnings and profits. Cash distributions made on January 13, 2023 with a record date of December 30, 2022 were treated as received by shareholders on December 31, 2022 to the extent of 2022 undistributed earnings and profits. Cash distributions made on January 15, 2022 with a record date of December 31, 2021 were treated as received by shareholders on December 31, 2021 to the extent of 2021 undistributed earnings and profits.*

EastGroup applies the principles of Financial Accounting Standards Board "FASB" Accounting Standards Codification "ASC" 740, *Income Taxes,* when evaluating and accounting for uncertainty in income taxes. With few exceptions, the Company's

2019 and earlier tax years are closed for examination by U.S. federal, state and local tax authorities. In accordance with the provisions of ASC 740, the Company had no significant uncertain tax positions as of December 31, 2023 and 2022.

(c) Income Recognition
The Company's primary source of revenue is rental income from business distribution space. Minimum rental income from real estate operations is recognized on a straight-line basis. The straight-line rent calculation on leases includes the effects of rent concessions and scheduled rent increases, and the calculated straight-line rent income is recognized over the terms of the individual leases. The Company maintains allowances for doubtful accounts receivable, including straight-line rents receivable, based upon estimates determined by management. Management specifically analyzes aged receivables, customer credit-worthiness and current economic trends when evaluating the adequacy of the allowance for doubtful accounts. Reserves for uncollectible accounts are recorded as a reduction to revenue. Revenue is recognized on payments received from tenants for early terminations after all criteria have been met in accordance with ASC 842, *Leases.*

The Company's primary source of revenue is rental income from business distribution space; as such, the Company is a lessor on a significant number of leases. The Company applies the principles of ASC 842, *Leases.* Initial indirect costs (primarily legal costs related to lease negotiations) are expensed rather than capitalized. EastGroup recorded *Indirect leasing costs* of $582,000, $546,000 and $700,000 on the Consolidated Statements of Income and Comprehensive Income during the years ended December 31, 2023, 2022 and 2021, respectively.

As permitted by ASC 842, *Leases*, EastGroup made an accounting policy election by class of underlying asset to not separate non-lease components (such as common area maintenance) of a contract from the lease component to which they relate when specific criteria are met. The Company believes its leases meet the criteria.

The table below presents the components of *Income from real estate operations* for the years ended December 31, 2023, 2022 and 2021:

		Years Ended December 31,	
	2023	2022	2021
		(In thousands)	
Lease income — operating leases	$ **424,063**	364,957	306,658
Variable lease income *(1)*	**142,116**	121,860	102,754
Income from real estate operations	$ **566,179**	486,817	409,412

(1) Primarily includes tenant reimbursements for real estate taxes, insurance and common area maintenance.

Future Minimum Rental Receipts Under Non-Cancelable Leases
The Company's leases with its customers may include various provisions such as scheduled rent increases, renewal options and termination options. The majority of the Company's leases include defined rent increases rather than variable payments based on an index or unknown rate. In calculating the disclosures presented below, the Company included the fixed, non-cancelable terms of the leases. The following schedule indicates approximate future minimum rental receipts under non-cancelable leases for real estate properties by year as of December 31, 2023:

Years Ending December 31,	(In thousands)
2024	$ 439,737
2025	399,694
2026	334,605
2027	248,466
2028	182,399
Thereafter	419,378
Total minimum receipts	$ 2,024,279

The Company recognizes gains on sales of real estate in accordance with the principles set forth in the Codification. For each transaction, the Company evaluates whether the guidance in ASC 606, *Revenue from Contracts with Customers,* or ASC 610, *Other Income — Gains and Losses from the Derecognition of Nonfinancial Assets,* is applicable. Upon closing of real estate transactions, the provisions of the Codification require consideration of whether the seller has a controlling financial interest in the entity that holds the nonfinancial asset after the transaction. In addition, the seller evaluates whether a contract exists under ASC 606 and whether the counterparty obtained control of each nonfinancial asset that is sold. If a contract exists and the counterparty obtained control of each nonfinancial asset, the seller derecognizes the assets at the close of the transaction with resulting gains or losses reflected on the Consolidated Statements of Income and Comprehensive Income.

(d) Real Estate Properties

EastGroup has one reportable segment – industrial properties, consistent with the Company's manner of internal reporting, measurement of operating results and allocation of the Company's resources.

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows (including estimated future expenditures necessary to substantially complete the asset) expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset. During the years ended December 31, 2023, 2022 and 2021, the Company did not identify any impairment charges which should be recorded.

Depreciation of buildings and other improvements is computed using the straight-line method over estimated useful lives of generally 40 years for buildings and 3 to 15 years for improvements. Building improvements are capitalized, while maintenance and repair expenses are charged to expense as incurred. Significant renovations and improvements that improve or extend the useful life of the assets are capitalized. Depreciation expense was $141,003,000, $125,199,000 and $104,910,000 for 2023, 2022 and 2021, respectively.

(e) Development and Value-Add Properties

Development and value-add properties consists of properties in lease-up and under construction and prospective development (primarily land). Value-add properties are defined as properties that are either acquired but not stabilized or can be converted to a higher and better use. Acquired properties meeting either of the following two conditions are considered value-add properties: (1) Less than 75% leased as of the acquisition date (or will be less than 75% occupied within one year of acquisition date based on near term lease roll), or (2) 20% or greater of the acquisition cost will be spent to redevelop the property.

Costs associated with development (i.e., land, construction costs, interest expense, property taxes and other costs associated with development) are aggregated into the total capitalized costs of the property. Included in these costs are management's estimates for the portions of internal costs (primarily personnel costs) deemed related to such development activities. The internal costs are allocated to specific development projects based on development activity. As the property becomes occupied, depreciation commences on the occupied portion of the building, and costs are capitalized only for the portion of the building that remains vacant. The Company transfers properties from *Development and value-add properties* to *Real estate properties* as follows: (i) for development properties, at the earlier of 90% occupancy or one year after completion of the shell construction, and (ii) for value-add properties, at the earlier of 90% occupancy or one year after acquisition. Upon the earlier of 90% occupancy or one year after completion/value-add acquisition date of the shell construction, capitalization of development costs, including interest expense, property taxes and internal personnel costs, ceases and depreciation commences on the entire property (excluding the land).

(f) Real Estate Sold and Held for Sale

The Company considers a real estate property to be held for sale when it meets the criteria established under ASC 360, *Property, Plant and Equipment,* including when it is probable that the property will be sold within a year. Real estate properties held for sale are reported at the lower of the carrying amount or fair value less estimated costs to sell and are not depreciated while they are held for sale. The Company did not classify any properties as held for sale as of December 31, 2023 or 2022.

In accordance with ASC 360 and ASC 205, *Presentation of Financial Statements,* the Company would report a disposal of a component of an entity or a group of components of an entity in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity's operations and financial results when the component or group of components meets the criteria to be classified as held for sale or when the component or group of components is disposed of by sale or other than by sale. In addition, the Company would provide additional disclosures about both discontinued operations and the disposal of an individually significant component of an entity that does not qualify for discontinued operations presentation in the financial statements. EastGroup performs an analysis of properties sold to determine whether the sales qualify for discontinued operations presentation.

During the year ended December 31, 2023, the Company sold two land parcels and three operating properties. During the year ended December 31, 2022, the Company sold three operating properties. The results of operations and gains and losses on sales for the properties sold are reported in continuing operations on the Consolidated Statements of Income and Comprehensive Income. The gains and losses on sales of operating properties are included in *Gain on sales of real estate investments*. The gains and losses on sales of non-operating real estate are included in *Other* on the Consolidated Statements of Income and Comprehensive Income.

The Company did not consider its sales in 2022 or 2023 to be disposals of a component of an entity or a group of components of an entity representing a strategic shift that has (or will have) a major effect on the entity's operations and financial results. These sales are discussed further in Note 2.

(g) Derivative Instruments and Hedging Activities
EastGroup applies ASC 815, *Derivatives and Hedging*, which requires all entities with derivative instruments to disclose information regarding how and why the entity uses derivative instruments and how derivative instruments and related hedged items affect the entity's financial position, financial performance and cash flows. See Note 12 for a discussion of the Company's derivative instruments and hedging activities.

(h) Cash Equivalents
The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The carrying amounts approximate fair value due to the short maturity of those instruments.

(i) Amortization
Debt origination costs are deferred and amortized over the term of each loan using the effective interest method, and the amortization is included in *Interest Expense*. Amortization of debt issuance costs was $1,943,000, $1,357,000 and $1,296,000 for 2023, 2022 and 2021, respectively. Amortization of facility fees was $1,005,000, $713,000 and $751,000 for 2023, 2022 and 2021, respectively.

Leasing costs are deferred and amortized using the straight-line method over the term of the lease. The related amortization expense is included in *Depreciation and amortization*. Leasing costs amortization expense was $22,133,000, $18,950,000 and $16,209,000 for 2023, 2022 and 2021, respectively.

Amortization expense for in-place lease intangibles is disclosed below in *Real Estate Property Acquisitions and Acquired Intangibles*.

(j) Real Estate Property Acquisitions and Acquired Intangibles
Upon acquisition of real estate properties, EastGroup applies the principles of ASC 805, *Business Combinations.* The FASB Codification provides a framework for determining whether transactions should be accounted for as acquisitions of assets or businesses. Under the guidance, companies are required to utilize an initial screening test to determine whether substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets; if so, the set is not a business. Criteria considered in grouping similar assets include geographic location, market and operational risks and the physical characteristics of the assets. EastGroup determined that its real estate property acquisitions in 2023, 2022 and 2021 are considered to be acquisitions of groups of similar identifiable assets; therefore, the acquisitions are not considered to be acquisitions of a business. As a result, the Company has capitalized acquisition costs related to its 2023, 2022 and 2021 acquisitions.

The FASB Codification also provides guidance on how to properly determine the allocation of the purchase price among the individual components of both the tangible and intangible assets based on their relative fair values. The allocation to tangible assets (land, building and improvements) is based upon management's determination of the value of the property as if it were vacant using discounted cash flow models. Land is valued using comparable land sales specific to the applicable market, provided by a third-party. The Company determines whether any financing assumed is above or below market based upon comparison to similar financing terms for similar properties. The cost of the properties acquired may be adjusted based on indebtedness assumed from the seller that is determined to be above or below market rates.

The purchase price is also allocated among the following categories of intangible assets: the above or below market component of in-place leases and the value of in-place leases at the time of the acquisition. The value allocable to the above or below market component of an acquired in-place lease is determined based upon the present value (using a discount rate reflecting the risks associated with the acquired leases) of the difference between (i) the contractual amounts to be paid pursuant to the lease over its remaining term, and (ii) management's estimate of the amounts that would be paid using current market rents over the remaining term of the lease. The amounts allocated to above and below market lease intangibles are included in *Other assets* and *Other liabilities*, respectively, on the Consolidated Balance Sheets and are amortized to rental income over the remaining terms of the respective leases. In-place lease intangibles are valued based upon management's assessment of factors such as an estimate of foregone rents and avoided leasing costs during the expected lease-up periods considering current market conditions and costs to execute similar leases. These intangible assets are included in *Other assets* on the Consolidated Balance Sheets and are amortized over the remaining term of the existing lease.

Amortization of above and below market lease intangibles, which increased rental income by $2,483,000, $2,565,000 and $1,048,000 in 2023, 2022 and 2021, respectively, is included in *Income from real estate operations*. Amortization expense for in-place lease intangibles, which was $7,942,000, $9,489,000 and $5,980,000 for 2023, 2022 and 2021, respectively, is included in *Depreciation and amortization*.

Projected amortization of in-place lease intangibles for the next five years as of December 31, 2023 is as follows:

Years Ending December 31,	(In thousands)
2024	$ 6,611
2025	5,421
2026	3,656
2027	1,837
2028	887
Thereafter	1,793
Total projected amortization of in-place lease intangibles	$ 20,205

EastGroup acquired real estate properties during 2023, 2022 and 2021 as discussed in Note 2. The following table summarizes the allocation of the total consideration for the acquired assets and assumed liabilities in connection with the real estate property acquisitions during the years ended December 31, 2023, 2022 and 2021.

ACQUIRED ASSETS AND ASSUMED LIABILITIES	Costs Incurred During the Years Ended December 31,		
	2023	2022	2021
	(In thousands)		
Land	$ 44,676	127,402	42,554
Buildings and building improvements	111,082	335,335	225,645
Tenant and other improvements	4,346	11,502	4,907
Right of use assets — Ground leases (operating)	—	—	12,708
Total real estate properties acquired	160,104	474,239	285,814
In-place lease intangibles [1]	7,242	11,871	9,949
Above market lease intangibles [1]	—	—	6
Below market lease intangibles [2]	(2,230)	(4,059)	(3,836)
Operating lease liabilities — Ground leases [3]	—	—	(12,708)
Total assets acquired, net of liabilities assumed	$ 165,116	482,051	279,225

(1) *In-place lease intangibles and above market lease intangibles are each included in Other assets on the Consolidated Balance Sheets. These costs are amortized over the remaining terms of the associated leases in place at the time of acquisition.*

(2) *Below market lease intangibles are included in Other liabilities on the Consolidated Balance Sheets. These costs are amortized over the remaining terms of the associated leases in place at the time of acquisition.*

(3) *Operating lease liabilities — Ground leases are included in Other liabilities on the Consolidated Balance Sheets.*

The leases in the properties acquired during 2023, 2022 and 2021 had a weighted average remaining lease term at acquisition of approximately 8.0 years, 3.9 years and 2.9 years, respectively.

The Company periodically reviews the recoverability of goodwill (at least annually) and the recoverability of other intangibles (on a quarterly basis) for possible impairment. No impairment of goodwill and other intangibles existed during the years ended December 31, 2023, 2022 and 2021.

(k) Stock-Based Compensation

EastGroup applies the provisions of ASC 718, *Compensation – Stock Compensation*, to account for its stock-based compensation plans. ASC 718 requires that the compensation cost relating to share-based payment transactions be recognized in the financial statements and that the cost be measured on the fair value of the equity or liability instruments issued. The cost for market-based awards and awards that only require service are expensed on a straight-line basis over the requisite service periods. The cost for performance-based awards is determined using the graded vesting attribution method which recognizes each separate vesting portion of the award as a separate award on a straight-line basis over the requisite service period. This method accelerates the expensing of the award compared to the straight-line method. For awards with a performance condition, compensation expense is recognized when the performance condition is considered probable of achievement.

The total compensation expense for service and performance based awards is based upon the fair market value of the shares on the grant date. The grant date fair value for awards that have been granted and are subject to a future market condition (total shareholder return) are determined using a Monte Carlo simulation pricing model developed to specifically accommodate the unique features of the awards.

During the restricted period for awards no longer subject to contingencies, the Company accrues dividends and holds the certificates for the shares; however, the employee can vote the shares. Share certificates and dividends are delivered to the employee as they vest. Forfeitures of awards are recognized as they occur.

(l) Equity Offerings

Underwriting commissions and offering costs incurred in connection with common stock offerings and at-the-market equity offering programs have been reflected as a reduction of additional paid-in capital.

Under relevant accounting guidance, sales of common stock under forward equity sale agreements (as discussed in Note 9 *Common Stock Activity*) are not deemed to be liabilities, and furthermore, meet the derivatives and hedging guidance scope exception to be accounted for as equity instruments based on the following assessment: (i) none of the agreements' exercise contingencies were based on observable markets or indices besides those related to the market for our own stock price and operations; and (ii) none of the settlement provisions precluded the agreements from being indexed to our own stock.

(m) Earnings per Share

The Company applies ASC 260, *Earnings Per Share*, which requires companies to present basic and diluted earnings per share ("EPS"). Basic EPS represents the amount of earnings for the period attributable to each share of common stock outstanding during the reporting period. The Company's basic EPS is calculated by dividing *Net Income Attributable to EastGroup Properties, Inc. Common Stockholders* by the weighted average number of common shares outstanding. The weighted average number of common shares outstanding does not include any potentially dilutive securities or any unvested restricted shares of common stock. These unvested restricted shares, although classified as issued and outstanding, are considered forfeitable until the restrictions lapse and will not be included in the basic EPS calculation until the shares are vested.

Diluted EPS represents the amount of earnings for the period attributable to each share of common stock outstanding during the reporting period and to each share that would have been outstanding assuming the issuance of common shares for all dilutive potential common shares outstanding during the reporting period. The Company calculates diluted EPS by dividing *Net Income Attributable to EastGroup Properties, Inc. Common Stockholders* by the weighted average number of common shares outstanding plus the effect of any dilutive securities including shares issuable under forward equity sale agreements and unvested restricted stock using the treasury stock method. Any anti-dilutive securities are excluded from the diluted EPS calculation. See Note 13 *Earnings per Share* for details.

(n) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses during the reporting period and to disclose material contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(o) Risks and Uncertainties

The state of the overall economy can significantly impact the Company's operational performance and thus impact its financial position. Should EastGroup experience a significant decline in operational performance, it may affect the Company's ability to make distributions to its shareholders, service debt or meet other financial obligations.

(p) Recent Accounting Pronouncements

EastGroup has evaluated all FASB Accounting Standards Updates *(*"ASU"*)* recently released by the FASB through the date the financial statements were issued and determined that the following ASUs apply to the Company.

In November 2023, the FASB issued ASU 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*. The primary provision of the ASU is to require disclosure of incremental segment information, such as significant segment expenses regularly provided to the Company's chief decision makers, the title and position of such individuals, and the manner in which the individuals use such information in assessing segment performance and the allocation of resources.

EastGroup has one reportable segment – industrial properties, consistent with the Company's manner of internal reporting, measurement of operating results and allocation of the Company's resources. Entities with a single reportable segment are required to provide the disclosures required by the amendment and existing segment disclosure requirements in accordance with Topic 280. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. Amendments should be applied retrospectively to all prior periods presented in the financial statements. EastGroup does not expect the adoption to have a material impact on its financial condition, results of operations or disclosures.

(q) Classification of Book Overdraft on Consolidated Statements of Cash Flows

The Company classifies changes in book overdraft in which the bank has not advanced cash to the Company to cover outstanding checks as an operating activity. Such amounts are included in *Accounts payable, accrued expenses and prepaid rent* in the Operating Activities section on the Consolidated Statements of Cash Flows.

(r) Reclassifications

Certain reclassifications have been made in the 2022 and 2021 consolidated financial statements to conform to the 2023 presentation.

(2) REAL ESTATE PROPERTIES AND DEVELOPMENT AND VALUE-ADD PROPERTIES

The Company's *Real estate properties* and *Development and value-add properties* at December 31, 2023 and 2022 were as follows:

	December 31,	
	2023	2022
	(In thousands)	
Real estate properties:		
Land	$ **814,364**	730,445
Buildings and building improvements	**3,336,615**	3,012,319
Tenant and other improvements	**684,573**	633,817
Right of use assets — Ground leases (operating) [1]	**17,996**	19,391
Development and value-add properties [2]	**639,647**	538,449
	5,493,195	4,934,421
Less accumulated depreciation	**(1,273,723)**	(1,150,814)
	$ **4,219,472**	3,783,607

(1) See Ground Leases discussion below for information regarding the Company's right of use assets for ground leases.
(2) Value-add properties are defined in Note 1(e).

A summary of real estate properties acquired for the years ended December 31, 2023, 2022 and 2021 follows:

REAL ESTATE PROPERTIES ACQUIRED	Location	(Unaudited) Size	Date Acquired	Cost [1]
		(Square feet)		(In thousands)
2023				
OPERATING PROPERTIES ACQUIRED [2]				
Craig Corporate Center	Las Vegas, NV	156,000	04/18/2023	$ 34,365
Blue Diamond Business Park	Las Vegas, NV	254,000	09/05/2023	52,973
McKinney Logistics Center	Dallas, TX	193,000	10/02/2023	25,739
Park at Myatt	Nashville, TN	171,000	11/03/2023	30,793
Pelzer Point Commerce Center 1	Greenville, SC	213,000	12/21/2023	21,246
Total operating property acquisitions		987,000		165,116
Total value-add property acquisitions		—		—
Total acquired assets in 2023 [5]		987,000		$ 165,116
2022				
OPERATING PROPERTIES ACQUIRED [2]				
Cebrian Distribution Center and Reed Distribution Center [3]	Sacramento, CA	329,000	06/01/2022	$ 49,726
6th Street Business Center, Benicia Distribution Center 1-5, Ettie Business Center, Laura Alice Business Center, Preston Distribution Center, Sinclair Distribution Center, Transit Distribution Center and Whipple Business Center [3]	San Francisco, CA	1,377,000	06/01/2022	309,404
Total operating property acquisitions		1,706,000		359,130
VALUE-ADD PROPERTIES ACQUIRED [4]				
Cypress Preserve 1 & 2	Houston, TX	516,000	03/28/2022	54,462
Zephyr Distribution Center	San Francisco, CA	82,000	04/08/2022	29,017
Mesa Gateway Commerce Center	Phoenix, AZ	147,000	04/15/2022	18,315
Access Point 3	Greenville, SC	299,000	07/12/2022	21,127
Total value-add property acquisitions		1,044,000		122,921
Total acquired assets in 2022 [5]		2,750,000		$ 482,051
2021				
OPERATING PROPERTIES ACQUIRED [2]				
Southpark Distribution Center 2	Phoenix, AZ	79,000	06/10/2021	$ 9,177
DFW Global Logistics Centre	Dallas, TX	611,000	08/26/2021	89,829
Progress Center 3	Atlanta, GA	50,000	09/23/2021	5,000
Texas Avenue	Austin, TX	20,000	10/15/2021	4,143
Total operating property acquisitions		760,000		108,149
VALUE-ADD PROPERTIES ACQUIRED [4]				
Access Point 1	Greenville, SC	156,000	01/15/2021	10,501
Northpoint 200	Atlanta, GA	79,000	01/21/2021	6,516
Access Point 2	Greenville, SC	159,000	05/19/2021	10,743
Cherokee 75 Business Center 2	Atlanta, GA	105,000	06/17/2021	8,837
Siempre Viva Distribution Center 3-6	San Diego, CA	547,000	12/01/2021	134,479
Total value-add property acquisitions		1,046,000		171,076
Total acquired assets in 2021 [5]		1,806,000		$ 279,225

(1) Cost is calculated in accordance with FASB ASC 805, Business Combinations, and represents the sum of the purchase price, closing costs and capitalized acquisition costs.

(2) Operating properties are defined as stabilized real estate properties (land including buildings and improvements) in the Company's operating portfolio; included in Real estate properties on the Consolidated Balance Sheets.

(3) The Company acquired these operating properties along with two land parcels, also in Sacramento, CA and San Francisco, CA, in connection with its acquisition of Tulloch Corporation in June 2022. Size and cost are presented on an aggregate basis for the properties located in Sacramento, CA and San Francisco, CA, respectively. In consideration for this acquisition, the Company assumed a $60,000,000 loan and issued 1,868,809 shares of the Company's common stock. The acquisition date fair value of the loan assumed was $60,000,000, and the acquisition date fair value of the common shares, which was based on the closing share price on the acquisition date, was $303,756,000.

(4) Value-add properties are defined in Note 1(e).

(5) Excludes acquired development land as detailed below.

Also during 2023, EastGroup purchased 328.3 acres of development land in seven markets for $70,664,000. During 2022, EastGroup purchased 456.3 acres of development land in 10 markets for $123,717,000. During 2021, EastGroup purchased 365.8 acres of development land in five markets for $41,065,000.

Sales of Real Estate

The Company sold operating properties during 2023, 2022 and 2021 as shown in the table below. The results of operations and gains and losses on sales for the properties sold during the periods presented are reported in continuing operations on the Consolidated Statements of Income and Comprehensive Income. The gains and losses on sales of operating properties are included in *Gain on sales of real estate investments.* The Company did not consider its sales in 2023, 2022 or 2021 to be disposals of a component of an entity or a group of components of an entity representing a strategic shift that has (or will have) a major effect on the entity's operations and financial results.

A summary of *Gain on sales of real estate investments* for the years ended December 31, 2023, 2022 and 2021 follows:

REAL ESTATE PROPERTIES SOLD	Location	(Unaudited) Size	Date Sold	Net Sales Price	Basis	Recognized Gain
		(Square feet)		(In thousands)		
2023						
World Houston 23	Houston, TX	125,000	03/31/2023	$ 9,327	4,518	4,809
Ettie Business Center	San Francisco, CA	29,000	11/20/2023	11,638	8,845	2,793
Los Angeles Corporate Center	Los Angeles, CA	77,000	12/29/2023	16,006	5,643	10,363
Total for 2023		231,000		$ 36,971	19,006	17,965
2022						
Metro Business Park	Phoenix, AZ	189,000	01/06/2022	$ 32,851	5,880	26,971
Cypress Creek Business Park [1]	Fort Lauderdale, FL	56,000	03/31/2022	5,282	1,901	3,381
World Houston 15 East	Houston, TX	42,000	05/11/2022	12,873	2,226	10,647
Total for 2022		287,000		$ 51,006	10,007	40,999
2021						
Jetport Commerce Park	Tampa, FL	284,000	11/09/2021	$ 44,260	5,401	38,859

(1) Cypress Creek Business Park is located on a ground lease. In conjunction with the sale of the property, the Company fully amortized the associated right-of-use asset and liability of $1,745,000.

The table above includes sales of operating properties. During the year ended December 31, 2023, the Company also sold 11.9 acres of land in Houston and Fort Worth for $4,750,000 and recognized gains on the sales of $446,000. The Company did not sell any land during the years ended December 31, 2022 or 2021. The gains on sales of non-operating real estate are included in *Other* on the Consolidated Statements of Income and Comprehensive Income.

Development and Value-Add Properties

As of December 31, 2023, the Company's development and value-add program consisted of projects in lease-up, under construction and prospective development (primarily land), as detailed in the table below. Costs incurred include capitalization of interest costs during the period of construction. The interest costs capitalized on development projects for 2023 were $16,235,000 compared to $12,393,000 for 2022 and $9,028,000 for 2021. In addition, EastGroup capitalized internal development costs of $10,472,000 during the year ended December 31, 2023, compared to $9,985,000 during 2022 and $7,713,000 in 2021.

Total capital invested for development and value-add properties during 2023 was $388,213,000, which primarily consisted of improvement costs of $301,596,000 on development and value-add properties, $70,664,000 for new land investments, and costs of $15,953,000 on properties subsequent to transfer to *Real estate propertie*s. The capitalized costs incurred on development and value-add projects subsequent to transfer to *Real estate properties* include capital improvements at the properties and do not include other capitalized costs associated with development (i.e., interest expense, property taxes and internal personnel costs).

A summary of the Company's *Development and Value-Add Properties* for the year ended December 31, 2023 follows:

	(Unaudited) Actual or Estimated Building Size		Cumulative Costs Incurred as of 12/31/2023		*(Unaudited)* Projected Total Costs
	(Square feet)		*(In thousands)*		
Lease-up	1,352,000	$	162,356	$	180,600
Under construction	2,725,000		212,568		395,100
Total lease-up and under construction	4,077,000		374,924	$	575,700
Prospective development (primarily land)	10,792,000		264,723		
Total *Development and value-add properties* as of December 31, 2023	14,869,000	$	639,647		
Total *Development and value-add properties* transferred to *Real estate properties* during the year ended December 31, 2023	2,341,000	$	271,568	(1)	

(1) Represents cumulative costs at the date of transfer.

Ground Leases

As of December 31, 2023 and 2022, the Company operated one property in Florida, four properties in Texas and one property in Arizona that are subject to ground leases. The ground leases have terms of 40 to 50 years, expiration dates of August 2031 to October 2058, and renewal options of 15 to 35 years, except for the one lease in Arizona which is automatically and perpetually renewed annually. The Company has included renewal options in the lease terms for calculating the ground lease assets and liabilities as the Company is reasonably certain it will exercise these options. With the renewal options included, expiration dates range from August 2051 to January 2070. Total ground lease expenditures for the years ended December 31, 2023, 2022 and 2021 were $1,758,000, $1,755,000 and $1,354,000, respectively. Payments are subject to increases at 3 to 10 year intervals based upon the agreed or appraised fair market value of the leased premises on the adjustment date or the Consumer Price Index percentage increase since the base rent date. These future changes in payments will be considered variable payments and will not impact the assessment of the asset or liability unless there is a significant event that triggers reassessment, such as amendment with a change in the terms of the lease. The weighted-average remaining lease term as of December 31, 2023, for the ground leases is 35 years.

EastGroup applies ASC 842, *Leases*, for its ground leases, which are classified as operating leases. There were no new ground leases in 2023 or 2022. As of December 31, 2023 and 2022, the unamortized balances of the Company's right of use assets for its ground leases were $17,996,000 and $19,391,000, respectively. The right of use assets for ground leases are included in *Real estate properties* on the Consolidated Balance Sheets.

The following schedule indicates approximate future minimum ground lease payments for these properties by year as of December 31, 2023:

Future Minimum Ground Lease Payments as of December 31, 2023

Years Ending December 31,	(In thousands)
2024	$ 1,496
2025	1,531
2026	1,567
2027	1,567
2028	1,573
Thereafter	50,298
Total minimum payments	58,032
Imputed interest (1)	(39,274)
Total ground lease liabilities	$ 18,758

(1) As the Company's leases do not provide an implicit rate, in order to calculate the present value of the remaining ground lease payments, the Company used its incremental borrowing rate, adjusted for a number of factors, including the long-term nature of the ground leases, the Company's estimated borrowing costs, and the estimated fair value of the underlying land, to determine the imputed interest for its ground leases.

(3) UNCONSOLIDATED INVESTMENT

The Company owns a 50% undivided tenant-in-common interest in Industry Distribution Center II, a 309,000 square foot warehouse distribution building in the City of Industry (Los Angeles), California. The building was constructed in 1998 and is 100% leased through December 2026 to a single tenant who owns the other 50% interest in the property. This investment is accounted for under the equity method of accounting and had a carrying value of $7,539,000 at December 31, 2023, and $7,230,000 at December 31, 2022.

(4) OTHER ASSETS

A summary of the Company's *Other assets* follows:

	December 31,	
	2023	*2022*
	(In thousands)	
Leasing costs (principally commissions)	$ 158,741	140,273
Accumulated amortization of leasing costs	(57,646)	(48,249)
Leasing costs (principally commissions), net of accumulated amortization	101,095	92,024
Acquired in-place lease intangibles	39,600	37,181
Accumulated amortization of acquired in-place lease intangibles	(19,395)	(16,276)
Acquired in-place lease intangibles, net of accumulated amortization	20,205	20,905
Acquired above market lease intangibles	482	496
Accumulated amortization of acquired above market lease intangibles	(318)	(251)
Acquired above market lease intangibles, net of accumulated amortization	164	245
Straight-line rents receivable	72,360	61,452
Accounts receivable	9,984	9,568
Interest rate swap assets	27,366	38,352
Right of use assets - Office leases (operating)	2,828	2,050
Goodwill	990	990
Escrow deposits and prepaid costs for pending transactions	745	2,522
Prepaid insurance	7,208	2,681
Receivable for insurance proceeds	1,425	2,828
Prepaid expenses and other assets	7,569	11,327
Total *Other assets*	$ 251,939	244,944

(5) UNSECURED BANK CREDIT FACILITIES

The Company's borrowings on unsecured bank credit facilities are detailed below:

	December 31,	
	2023	*2022*
	(In thousands)	
Unsecured bank credit facilities — variable rate, carrying amount	$ —	170,000
Unamortized debt issuance costs	(1,520)	(1,546)
Unsecured bank credit facilities, net of debt issuance costs	$ (1,520)	168,454

Until January 10, 2023, EastGroup had $425,000,000 and $50,000,000 unsecured bank credit facilities with margins over London Interbank Offered Rate ("LIBOR") of 77.5 basis points, facility fees of 15 basis points and maturity dates of July 30, 2025. The Company amended and restated these credit facilities effective January 10, 2023, expanding the total capacity on its unsecured bank credit facilities from $475,000,000 to $675,000,000 and replacing LIBOR with Secured Overnight Financing Rate ("SOFR") as the benchmark interest rate.

The Company's $625,000,000 unsecured bank credit facility, which was increased in January 2023 by $200,000,000 from $425,000,000, is with a group of 11 banks and has a maturity date of July 30, 2025. The credit facility contains options for two six-month extensions (at the Company's election) and an additional $125,000,000 accordion (with agreement by all parties). The interest rate on each tranche is reset on a monthly basis and as of December 31, 2023, was SOFR plus 76.5 basis points with an annual facility fee of 15 basis points. As of December 31, 2023, the Company had no variable rate borrowings on this unsecured bank credit facility and an interest rate of 6.130%. The Company has two standby letters of credit totaling $2,655,000 pledged on this facility, which reduces borrowing capacity under the credit facility.

The Company's $50,000,000 unsecured bank credit facility has a maturity date of July 30, 2025, or such later date as designated by the bank; the Company also has two six-month extensions available if the extension options in the $625,000,000 facility are exercised. The interest rate is reset on a daily basis and as of December 31, 2023, was SOFR plus 77.5 basis points with an annual facility fee of 15 basis points. As of December 31, 2023, the interest rate was 6.255% with no outstanding balance.

For both facilities, the margin and facility fee are subject to changes in the Company's credit ratings. Although the Company's current credit rating is Baa2, given the strength of the Company's key credit metrics, initial pricing for the credit facilities is based on the BBB+/Baa1 credit ratings level. This favorable pricing level will be retained provided that the Company's consolidated leverage ratio, as defined in the applicable agreements, remains less than 32.5%. The $625,000,000 facility also includes a sustainability-linked pricing component pursuant to which the applicable interest rate margin is reduced by one basis point if the Company meets a certain sustainability performance target. This sustainability metric is evaluated annually and was achieved for the years ended December 31, 2023 and 2022, which allowed for the interest rate reduction in each of the years subsequent to achieving the metric. The margin was effectively reduced on this unsecured bank credit facility by one basis point, from 77.5 to 76.5 basis points.

Average unsecured bank credit facilities borrowings were $49,384,000 in 2023, $182,478,000 in 2022 and $95,629,000 in 2021, with weighted average interest rates (excluding amortization of facility fees and debt issuance costs) of 5.68% in 2023, 2.32% in 2022 and 1.01% in 2021. Amortization of facility fees was $1,005,000, $713,000 and $751,000 for 2023, 2022 and 2021, respectively. Amortization of debt issuance costs for the Company's unsecured bank credit facilities was $1,003,000, $650,000 and $606,000 for 2023, 2022 and 2021, respectively.

The Company's unsecured bank credit facilities have certain restrictive covenants, such as maintaining minimum debt service coverage and leverage ratios and maintaining insurance coverage, and the Company was in compliance with all of its financial debt covenants at December 31, 2023.

(6) UNSECURED DEBT

The Company's unsecured debt is detailed below:

	December 31,	
	2023	2022
	(In thousands)	
Unsecured debt - fixed rate, carrying amount [1]	$ 1,680,000	1,695,000
Unamortized debt issuance costs	(3,653)	(3,741)
Unsecured debt, net of debt issuance costs	$ 1,676,347	1,691,259

(1) These loans have a fixed interest rate or an effectively fixed interest rate due to interest rate swaps.

A summary of the carrying amount of *Unsecured debt* follows:

	Margin	Interest Rate	Maturity Date	Balance at December 31, 2023	2022
				(In thousands)	
$65 Million Unsecured Term Loan [(1)]	1.10%	2.31%	04/01/2023	$ —	65,000
$50 Million Senior Unsecured Notes	*Not applicable*	3.80%	08/28/2023	—	50,000
$50 Million Unsecured Term Loan [(2)]	0.95%	4.09%	08/30/2024	50,000	50,000
$60 Million Senior Unsecured Notes	*Not applicable*	3.46%	12/13/2024	60,000	60,000
$60 Million Senior Unsecured Notes	*Not applicable*	3.48%	12/15/2024	60,000	60,000
$50 Million Unsecured Term Loan [(2)]	1.10%	1.58%	03/18/2025	50,000	50,000
$20 Million Senior Unsecured Notes	*Not applicable*	3.80%	08/28/2025	20,000	20,000
$25 Million Senior Unsecured Notes	*Not applicable*	3.97%	10/01/2025	25,000	25,000
$50 Million Senior Unsecured Notes	*Not applicable*	3.99%	10/07/2025	50,000	50,000
$100 Million Unsecured Term Loan [(2)]	0.95%	2.10%	10/10/2026	100,000	100,000
$40 Million Senior Unsecured Notes	*Not applicable*	3.75%	12/15/2026	40,000	40,000
$100 Million Unsecured Term Loan [(2) (3)]	0.95%	1.80%	03/25/2027	100,000	100,000
$75 Million Unsecured Term Loan [(2)]	0.95%	4.00%	08/31/2027	75,000	75,000
$60 Million Senior Unsecured Notes	*Not applicable*	3.93%	04/10/2028	60,000	60,000
$100 Million Unsecured Term Loan [(2) (4)]	0.95%	2.61%	09/29/2028	100,000	100,000
$80 Million Senior Unsecured Notes	*Not applicable*	4.27%	03/28/2029	80,000	80,000
$75 Million Senior Unsecured Notes	*Not applicable*	3.47%	08/19/2029	75,000	75,000
$100 Million Unsecured Term Loan [(2)]	1.35%	5.27%	01/13/2030	100,000	—
$100 Million Senior Unsecured Notes	*Not applicable*	2.61%	10/14/2030	100,000	100,000
$125 Million Senior Unsecured Notes	*Not applicable*	2.74%	06/10/2031	125,000	125,000
$35 Million Senior Unsecured Notes	*Not applicable*	3.54%	08/15/2031	35,000	35,000
$150 Million Senior Unsecured Notes	*Not applicable*	3.03%	04/20/2032	150,000	150,000
$75 Million Senior Unsecured Notes	*Not applicable*	2.71%	10/14/2032	75,000	75,000
$75 Million Senior Unsecured Notes	*Not applicable*	4.90%	10/12/2033	75,000	75,000
$75 Million Senior Unsecured Notes	*Not applicable*	4.95%	10/12/2034	75,000	75,000
				$ 1,680,000	1,695,000

(1) The interest rates on this unsecured term loan was comprised of LIBOR plus a margin which is subject to a pricing grid for changes in the Company's coverage ratings. The Company entered into interest rate swap agreements (further described in Note 12) to convert the loan's LIBOR rates to an effectively fixed interest rate. The interest rate in the table above is the effectively fixed interest rates for the loan, including the effects of the interest rate swaps, as of March 31, 2023, the payoff date.

(2) The interest rates on these unsecured term loans are comprised of Term SOFR plus a margin which is subject to a pricing grid for changes in the Company's coverage ratings. The Company entered into interest rate swap agreements (further described in Note 12) to convert the loans' Term SOFR rates to effectively fixed interest rates. The interest rates in the table above are the effectively fixed interest rates for the loans, including the effects of the interest rate swaps, as of December 31, 2023.

(3) This term loan was amended and refinanced effective March 25, 2022. The margin was reduced by approximately 60 basis points, changing the effectively fixed rate from 2.39% to 1.80%, and LIBOR was replaced with Term SOFR.

(4) This term loan was refinanced effective September 29, 2023. The margin was reduced by approximately 45 basis points, changing the effectively fixed rate from 3.06% to 2.61%.

In January 2023, the Company closed a $100,000,000 senior unsecured term loan with a term of seven years and interest only payments, which bears interest at the annual rate of SOFR plus an applicable margin (1.35% as of December 31, 2023) based on the Company's senior unsecured long-term debt rating. The Company also entered into an interest rate swap agreement to convert the loan's SOFR rate component to a fixed interest rate for the entire term of the loan providing a total effectively fixed interest rate of 5.27%.

On March 31, 2023, EastGroup repaid a $65,000,000 senior unsecured term loan with a total effectively fixed interest rate of 2.31%. The loan, which was scheduled to mature on April 1, 2023, was repaid with no penalty.

In August 2023, the Company made a scheduled $50,000,000 principal repayment on its senior unsecured notes with a fixed interest rate of 3.80%.

In September 2023, the Company closed on the refinance of a $100,000,000 senior unsecured term loan with five years remaining. The amended term loan provides for interest only payments currently at an interest rate of SOFR plus 95 basis points, based on the Company's current credit ratings and consolidated leverage ratio, which is a 45 basis point reduction in the credit spread compared to the original term loan. The Company has an interest rate swap agreement which converts the loan's SOFR rate component to a fixed interest rate for the entire term of the loan, providing a total effectively fixed interest rate of 2.61%.

During the year ended December 31, 2022, EastGroup closed on a total of $525,000,000 of new unsecured debt with a weighted average effectively fixed interest rate of 3.82%. The Company refinanced a $100,000,000 unsecured term loan, reducing the interest rate by 60 basis points. EastGroup also repaid a $75,000,000 unsecured term loan with an effectively fixed interest rate of 3.03%.

During the year ended December 31, 2021, EastGroup closed on a total of $175,000,000 of new unsecured debt with a weighted average effectively fixed interest rate of 2.40%, refinanced a $100,000,000 unsecured term loan reducing the interest rate by 65 basis points, and repaid a $40,000,000 unsecured term loan with an effectively fixed interest rate of 2.34%.

The Company's unsecured debt instruments have certain restrictive covenants, such as maintaining debt service coverage and leverage ratios and maintaining insurance coverage, and the Company was in compliance with all of its financial debt covenants at December 31, 2023 and 2022.

The Company currently intends to repay its debt obligations, both in the short-term and long-term, through its operating cash flows, borrowings under its unsecured bank credit facilities, proceeds from new debt (primarily unsecured), and/or proceeds from the issuance of equity instruments.

Scheduled principal payments on long-term debt, including *Unsecured debt, net of debt issuance costs* (not including *Unsecured bank credit facilities, net of debt issuance costs*), as of December 31, 2023 are as follows:

Years Ending December 31,		(In thousands)
2024	$	170,000
2025		145,000
2026		140,000
2027		175,000
2028		160,000
Thereafter		890,000
Total unsecured debt, before amortization of debt issuance costs	$	1,680,000

(7) ACCOUNTS PAYABLE AND ACCRUED EXPENSES

A summary of the Company's *Accounts payable and accrued expenses* follows:

	December 31,	
	2023	*2022*
	(In thousands)	
Property taxes payable	$ **9,508**	6,823
Development costs payable	**29,487**	21,305
Retainage payable	**14,992**	11,011
Real estate improvements and capitalized leasing costs payable	**5,275**	5,182
Interest payable	**8,493**	9,597
Dividends payable	**62,393**	55,952
Book overdraft [(1)]	**—**	13,370
Other payables and accrued expenses	**16,189**	13,748
Total *Accounts payable and accrued expenses*	$ **146,337**	136,988

(1) Represents checks written before the end of the period which have not cleared the bank; therefore, the bank has not yet advanced cash to the Company. When the checks clear the bank, they will be funded through the Company's working cash line of credit, which is included in the Company's Unsecured bank credit facilities. See Note 1(q).

(8) OTHER LIABILITIES

A summary of the Company's *Other liabilities* follows:

	December 31,	
	2023	*2022*
	(In thousands)	
Security deposits	$ **37,102**	34,272
Prepaid rent and other deferred income	**20,070**	17,004
Operating lease liabilities — Ground leases	**18,758**	19,906
Operating lease liabilities — Office leases	**2,882**	2,139
Acquired below-market lease intangibles	**11,451**	10,735
Accumulated amortization of acquired below-market lease intangibles	**(5,006)**	(3,957)
Acquired below-market lease intangibles, net of accumulated amortization	**6,445**	6,778
Interest rate swap liabilities	**2,478**	1,981
Other liabilities	**1,680**	1,586
Total *Other liabilities*	$ **89,415**	83,666

(9) COMMON STOCK ACTIVITY

The following table presents the common stock activity for the three years ended December 31, 2023:

	Years Ended December 31,		
	2023	*2022*	*2021*
	Common Stock (in shares)		
Shares outstanding at beginning of year	**43,575,539**	41,268,846	39,676,828
Common stock offerings	**4,094,896**	393,406	1,551,181
Common stock issued in the purchase of real estate	**—**	1,868,809	—
Incentive restricted stock granted	**57,741**	71,217	66,623
Incentive restricted stock forfeited	**(1,015)**	—	—
Director common stock awarded	**—**	161	4,466
Director restricted stock granted	**4,134**	5,696	—
Employee common stock awarded	**575**	2,425	—
Stock withheld for tax obligations	**(31,438)**	(35,021)	(30,252)
Shares outstanding at end of year	**47,700,432**	43,575,539	41,268,846

On October 25, 2023, we established an at-the-market common stock offering program ("ATM program") pursuant to which we are able to sell from time to time shares of our common stock having an aggregate gross sales price of up to $750,000,000 (the "Current 2023 ATM Program"). The Current 2023 ATM Program replaces our previous $750,000,000 ATM program (the "Prior ATM Program"), which was established on December 16, 2022, under which we had sold shares of our common stock having an aggregate gross sales price of $464,305,000 through October 25, 2023. In addition, we previously established a $750,000,000 ATM program on December 20, 2019, under which we had sold shares of our common stock having an aggregate gross sales price of $444,533,000 through December 16, 2022.

In connection with the Current 2023 ATM program, we may sell shares of our common stock through sales agents or through certain financial institutions acting as forward purchasers whereby, at our discretion, the forward counterparties may borrow from third parties and subsequently sell shares of our common stock. The use of a forward equity sale agreement allows us to lock in a share price on the sale of shares of our common stock but defer settling and receiving the proceeds from the sale of shares until a later date. Additionally, the forward price that we expect to receive upon settlement of an agreement will be subject to adjustment for (i) a floating interest rate factor equal to a specified daily rate less a spread, (ii) the forward purchaser's stock borrowing costs and (iii) scheduled dividends during the term of the agreement.

The following table presents the common stock issuance activity pursuant to the Company's ATM programs for the years ended December 31, 2023, 2022 and 2021:

Years Ended December 31,	Common Stock Issued [1]	Weighted Average Price	Net Proceeds
	(In shares)	*(Per share)*	*(In thousands)*
2023	4,094,896	$ 170.77	$ 691,478
2022	393,406	194.17	75,375
2021	1,551,181	176.77	271,155

   (1) *Excludes shares of common stock sold on a forward basis as described in the following paragraph.*

During the year ended December 31, 2023, we entered into forward equity sale agreements with certain financial institutions acting as forward purchasers under our Current 2023 ATM program with respect to 406,041 shares of common stock at a weighted average initial forward price of $183.92 per share. We did not receive any proceeds from the sale of common shares by the forward purchasers at the time we entered into forward equity sale agreements. As of December 31, 2023, we had not settled any of the outstanding forward equity sale agreements by issuing shares of our common stock. During the years ended December 31, 2022 and December 31, 2021, we did not enter into any forward equity sale agreements under our ATM programs.

As of December 31, 2023, approximately $440,322,000 of common stock remains available to be sold under the Current 2023 ATM Program. Future sales, if any, will depend on a variety of factors, including among others, market conditions, the trading price of our common stock, determinations by us of the appropriate sources of funding for us and potential uses of funding available to us.

(10) STOCK-BASED COMPENSATION

Equity Incentive Plan

In April 2013, the Board of Directors adopted the EastGroup Properties, Inc. 2013 Equity Incentive Plan (the "2013 Equity Plan") upon the recommendation of the Compensation Committee of the Company's Board of Directors (the "Committee"); the 2013 Equity Plan was approved by the Company's stockholders and became effective May 29, 2013. The 2013 Equity Plan was further amended by the Board of Directors in March 2017. The 2013 Equity Plan permitted the grant of awards to employees and directors with respect to 2,000,000 shares of common stock.

In April 2023, the Board of Directors adopted the EastGroup Properties, Inc. 2023 Equity Incentive Plan (the "2023 Equity Plan") upon the recommendation of the Committee; the 2023 Equity Plan was approved by the Company's stockholders and became effective May 25, 2023. The 2023 Equity Plan permits the grant of awards to employees and directors with respect to 1,500,000 shares of common stock.

There were 1,484,116 shares available for grant under the 2023 Equity Plan as of December 31, 2023, and there were 1,422,437 and 1,477,241 shares available for grant under the 2013 Equity Plan as of December 31, 2022 and 2021, respectively. Typically, the Company issues new shares to fulfill stock grants.

Employee Equity Awards

The Company's restricted stock program is designed to provide incentives for management to achieve goals established by the Committee. The awards act as a retention device, as they vest over time, allowing participants to benefit from dividends on shares as well as potential stock appreciation. Equity awards align management's interests with the long-term interests of shareholders.

The Committee approves long-term and annual equity compensation awards for the Company's executive officers. The vesting periods of the Company's restricted stock plans vary, as determined by the Committee. Restricted stock is granted to executive officers subject to both continued service and the satisfaction of certain annual performance goals and multi-year market conditions as determined by the Committee.

Long-term equity compensation awards

The long-term compensation awards include components based on the Company's total shareholder return over the upcoming three-year period and the employee's continued service as of the vesting dates. The total shareholder return component is subject to bright-line tests that compare the Company's total shareholder return to the Nareit Equity Index and to the member companies of the Nareit industrial index.

The following table summarizes the assumptions used in the Monte Carlo simulation pricing model used to determine the grant date fair value of the multi-year market conditions component of the long-term compensation awards for 2023, 2022 and 2021:

	2023 Award	2022 Award	2021 Award
Valuation date	3/2/2023	3/3/2022	2/25/2021
Risk-free interest rate	4.68 %	1.64 %	0.39 %
Expected share price volatility for the Company	31.01 %	30.01 %	30.51 %
Expected share price volatility for peer group companies - low end of range	27.31 %	26.32 %	26.87 %
Expected share price volatility for peer group companies - high end of range	51.26 %	50.10 %	54.25 %
Expected dividend yield	3.02 %	2.27 %	2.27 %
Number of simulation paths	1,000,000	1,000,000	1,000,000
Grant date fair value (in thousands)	$ 4,885	2,912	2,941

The risk-free interest rate is based on zero coupon risk-free rates matching the three-year time period of the market performance period. The expected share price volatilities are based on a mix of the historical and implied volatilities of the Company and the peer group companies. The expected dividend yield is based on the expected annual cash dividend as of the valuation date divided by the Company's stock price on the valuation date. These market based awards are expensed on a straight-line basis over the requisite service period (75% vests at the end of the three-year performance period and 25% vests the following year).

The following table presents the total shareholder return component of the long-term compensation awards for the four years ended December 31, 2023:

	2023 Award	2022 Award	2021 Award	2020 Award
Grant date	3/2/2023	3/3/2022	2/25/2021	3/6/2020
Performance period	1/1/23 - 12/31/25	1/1/22 - 12/31/24	1/1/21 - 12/31/23	1/1/20 - 12/31/22
Range of earnable shares - low end of range	—	—	—	—
Range of earnable shares - high end of range	44,725	27,212	36,400	25,261
Shares determined	N/A [(1)]	N/A [(1)]	N/A [(1)]	21,050

(1) The performance conditions for this award have not yet been satisfied and the number of shares have not yet been determined.

The long term awards subject only to continuing employment are expensed on a straight-line basis over the requisite service period (25% vests in each of the following four years). The following table presents the service only component of the long-term compensation awards for the four years ended December 31, 2023:

	2023 Award	2022 Award	2021 Award	2020 Award
Grant date	3/2/2023	3/3/2022	2/25/2021	3/6/2020
Shares granted	9,583	5,830	7,801	7,217
Grant date share price	$ 165.83	193.54	138.93	131.36

Annual equity compensation awards

The annual equity compensation awards include components based on certain annual Company performance measures and individual annual performance goals over the upcoming year. The certain Company performance measures for 2023 are: (i) funds from operations "FFO" per share, (ii) cash same property net operating income change, (iii) debt-to-EBITDAre ratio, and (iv) fixed charge coverage. The Company begins recognizing expense for its estimate of the shares that could be earned pursuant to these awards on the grant date; the expense is adjusted to estimated performance levels during the performance period and to actual upon the determination of the awards. The shares are expensed using the graded vesting attribution method which recognizes each separate vesting portion of the award as a separate award on a straight-line basis over the requisite service period (34% vests at the end of the one year performance period and 33% vests in each of the following two years).

The following table presents the Company performance measures component of the annual equity compensation awards for the three years ended December 31, 2023:

	2023 Award	2022 Award	2021 Award
Grant date	3/2/2023	3/3/2022	2/25/2021
Performance period	1/1/23 - 12/31/23	1/1/22 - 12/31/22	1/1/21 - 12/31/21
Range of earnable shares - low end of range	—	—	—
Range of earnable shares - high end of range	21,438	13,289	19,052
Shares determined	N/A [(1)]	12,761	18,798
Grant date share price	$ 165.83	193.54	138.93

(1) The performance conditions for this award have not yet been satisfied and the number of shares have not yet been determined.

Any shares issued pursuant to the individual annual performance goals are determined by the Committee in its discretion following the performance period. The Company begins recognizing the expense for the shares on the grant date and expenses on a straight-line basis over the remaining service period (34% vests at the end of the one year performance period and 33% vests in each of the following two years).

The following table presents the individual performance goals component of the annual equity compensation awards for the three years ended December 31, 2023:

	2023 Award	2022 Award	2021 Award
Grant date	N/A [1]	2/15/2023	2/16/2022
Performance period	1/1/23 - 12/31/23	1/1/22 - 12/31/22	1/1/21 - 12/31/21
Range of earnable shares - low end of range	—	—	—
Range of earnable shares - high end of range	5,358	3,323	4,756
Shares determined	N/A [1]	3,022	4,374
Grant date share price	N/A [1]	$ 168.90	190.89

(1) The performance conditions for this award have not yet been satisfied and the grant date and number of shares have not yet been determined.

Equity compensation is also awarded to the Company's non-executive officers, which are subject to service only conditions and expensed on a straight-line basis over the requisite service period (20% vests in each of the following five years). The total compensation expense is based upon the fair market value of the shares on the grant date. The following table presents the compensation awards to non-executive officers for the three years ended December 31, 2023:

	2023 Award	2022 Award	2021 Award
Grant date	6/20/2023	6/20/2022	7/7/2021
Shares granted	11,325	11,225	9,200
Grant date share price	$ 172.70	148.48	168.35

The Committee has adopted an Equity Award Retirement Policy (the "retirement policy") which allows for accelerated vesting of unvested shares for retirement-eligible employees (defined as employees who meet certain age and years of service requirements). In order to qualify for accelerated vesting upon retirement, the eligible employees must provide required notification under the retirement policy and must retire from the Company. The Company has adjusted its stock-based compensation expense to accelerate the recognition of expense for retirement-eligible employees.

Stock-based compensation cost for employees was $11,013,000, $10,236,000 and $9,136,000 for 2023, 2022 and 2021, respectively, of which $2,812,000, $2,510,000 and $2,336,000 were capitalized as part of the Company's development costs for the respective years. As of December 31, 2023, there was $4,219,000 of unrecognized compensation cost related to unvested restricted stock compensation for employees and directors that is expected to be recognized over a weighted average period of 2.8 years.

During the restricted period for awards no longer subject to contingencies, dividends are accrued based upon the number of shares expected to be awarded. As of December 31, 2023, 2022 and 2021, accrued dividends on unvested restricted stock were $1,921,000, $1,610,000 and $1,585,000, respectively. Of the shares that vested in 2023, 2022 and 2021, 31,254 shares, 34,251 shares and 30,252 shares, respectively, were withheld by the Company to satisfy the tax obligations for those employees who elected this option as permitted under the applicable equity plan.

Following is a summary of the total restricted shares granted, forfeited and delivered (vested) to employees with the related weighted average grant date fair value share prices for 2023, 2022 and 2021. As of the grant dates, the aggregate fair value of shares that were granted during 2023, 2022 and 2021 was $8,562,000, $8,654,000 and $7,682,000, respectively. As of the vesting dates, the aggregate fair value of shares that vested during 2023, 2022 and 2021 was $11,304,000, $17,124,000 and $10,322,000, respectively.

| | Years Ended December 31, | | | | | |
| | 2023 | | 2022 | | 2021 | |
Restricted Stock Activity:	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value
Unvested at beginning of year	96,708	$ 131.79	106,056	$ 116.37	113,125	$ 100.86
Granted [1] [2]	57,741	148.28	71,217	121.52	66,623	115.30
Forfeited	(1,015)	144.79	—	—	—	—
Vested	(73,152)	120.87	(80,565)	102.42	(73,692)	91.59
Unvested at end of year	80,282	153.43	96,708	131.79	106,056	116.37

(1) Includes shares granted in prior years for which performance conditions have been satisfied and the number of shares have been determined.
(2) Does not include the restricted shares that may be earned if the performance goals established in 2021 and 2022 for long-term performance and in 2023 for annual and long-term performance are achieved. Depending on the actual level of achievement of the goals at the end of the open performance periods, the number of shares earned could range from zero to 135,133.

Following is a vesting schedule of the total unvested shares for employees as of December 31, 2023:

Unvested Shares Vesting Schedule	Number of Shares
2024	41,741
2025	19,510
2026	9,983
2027	6,783
2028	2,265
Total Unvested Shares	80,282

Directors Equity Awards

The Board of Directors has adopted a policy under the 2023 Equity Plan pursuant to which awards will be made to non-employee Directors. The current policy provides that the Company shall automatically award an annual restricted share award to each non-employee Director who has been elected or re-elected as a member of the Board of Directors at the Annual Meeting. The number of shares shall be equal to $110,000 divided by the fair market value of a share on the date of such election. If a non-employee Director is elected or appointed to the Board of Directors other than at an Annual Meeting of the Company, the annual restricted share award shall be pro rated. The restricted shares vest in full on the earlier of the one-year anniversary of the date of grant or the next annual meeting of shareholders following the date of grant, subject to the non-employee director's continued service on the Board through such vesting date, subject to certain exceptions. The shares are expensed on a straight-line basis over the service period. The policy also provides that each new non-employee Director appointed or elected will receive an automatic award of restricted shares of Common Stock on the effective date of election or appointment equal to $25,000 divided by the fair market value of the Company's Common Stock on such date. These restricted shares will vest 25% per year over a four-year period upon the performance of future service as a Director, subject to certain exceptions. The shares are expensed on a straight-line basis over the service period.

Directors were granted 4,134 shares and 5,568 shares of common stock as annual restricted share awards during 2023 and 2022, respectively. Directors were issued 4,466 shares of common stock as annual retainer awards during 2021.

Stock-based compensation expense for directors was $764,000, $566,000 and $711,000 for 2023, 2022 and 2021, respectively.

Following is a summary of the total restricted shares granted, forfeited and delivered (vested) to directors with the related weighted average grant date fair value share prices for 2023, 2022 and 2021. As of the grant dates, the aggregate fair value of shares that were granted during 2023, 2022 and 2021 was $661,000, $906,000 and zero, respectively. As of the vesting dates, the fair value of shares that vested during 2023, 2022 and 2021 was $904,000, $8,000 and $21,000, respectively.

	Years Ended December 31,					
	2023		2022		2021	
Restricted Stock Activity:	**Shares**	**Weighted Average Grant Date Fair Value**	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value
Unvested at beginning of year	**5,800**	**$ 158.31**	156	$ 120.39	278	$ 112.45
Granted	**4,134**	**159.79**	5,696	159.00	—	—
Forfeited	**—**	**—**	—	—	—	—
Vested	**(5,652)**	**158.00**	(52)	120.39	(122)	102.30
Unvested at end of year	**4,282**	**160.15**	5,800	158.31	156	120.39

(11) COMPREHENSIVE INCOME

Total Comprehensive Income is comprised of net income plus all other changes in equity from non-owner sources and is presented on the Consolidated Statements of Income and Comprehensive Income. The components of *Accumulated other comprehensive income (loss)* for 2023, 2022 and 2021 are presented in the Company's Consolidated Statements of Changes in Equity and are summarized below. See Note 12 for information regarding the Company's interest rate swaps.

	Years Ended December 31,		
	2023	2022	2021
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS):	*(In thousands)*		
Balance at beginning of year	$ **36,371**	1,302	(10,752)
Other comprehensive income (loss) - interest rate swaps	**(11,483)**	35,069	12,054
Balance at end of year	$ **24,888**	36,371	1,302

(12) DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

The Company is exposed to certain risks arising from both its business operations and economic conditions. The Company principally manages its exposures to a wide variety of business and operational risks through management of its core business activities. The Company manages economic risk, including interest rate, liquidity and credit risk primarily by managing the amount, sources and duration of its debt funding and, to a limited extent, the use of derivative instruments.

Specifically, the Company has entered into derivative instruments to manage exposures that arise from business activities that result in the payment of future known and uncertain cash amounts, the value of which are determined by interest rates. The Company's derivative instruments, described below, are used to manage differences in the amount, timing and duration of the Company's known or expected cash payments principally related to certain of the Company's borrowings.

The Company's objective in using interest rate derivatives is to change variable interest rates to fixed interest rates by using interest rate swaps. Interest rate swaps designated as cash flow hedges involve the receipt of variable rate amounts from a counterparty in exchange for the Company making fixed rate payments over the life of the agreements without exchange of the underlying notional amount.

As of December 31, 2023, EastGroup had seven interest rate swaps outstanding, all of which are used to hedge the variable cash flows associated with unsecured loans. All of the Company's interest rate swaps convert the related loans' SOFR rate components to effectively fixed interest rates, and the Company has concluded that each of the hedging relationships is highly effective.

The changes in the fair value of derivatives designated and qualifying as cash flow hedges are recorded in *Other comprehensive income (loss)* and are subsequently reclassified into earnings through *Interest expense* as interest payments are made or received on the Company's variable rate debt in the period that the hedged forecasted transaction affects earnings. The Company estimates that an additional $14,556,000 will be reclassified from O*ther comprehensive income (loss)* as a decrease to *Interest expense* over the next twelve months.

The Company's valuation methodology for over-the-counter ("OTC") derivatives is to discount cash flows based on SOFR market data. Uncollateralized or partially-collateralized trades include appropriate economic adjustments for funding costs and credit risk. The Company calculates its derivative valuations using mid-market prices.

On June 30, 2023, LIBOR's administrator, ICE Benchmark Administration (IBA) ceased publication of the different tenors of USD LIBOR. This cessation follows an announcement by the IBA's regulator, the Financial Conduct Authority, in March 2021 that LIBOR would no longer be a representative rate beyond this date. In the U.S., the Alternative Reference Rates Committee, which was convened by the Federal Reserve Board and the Federal Reserve Bank of New York, recommended SOFR plus a recommended spread adjustment as its preferred alternative to USD-LIBOR. As a result, all of the Company's remaining borrowings which were LIBOR-based have been amended to modify the index from LIBOR to SOFR. Concurrently, the related swaps were amended to reference SOFR rather than LIBOR. The transition did not have a material impact on the Company's consolidated financial statements.

In March 2020, the FASB issued ASU 2020-04, *Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting*. ASU 2020-04 contains practical expedients for reference rate reform related activities that impact debt, leases, derivatives and other contracts. The guidance in ASU 2020-04 is optional and may be elected over time as reference rate reform activities occur. The Company elected to apply the hedge accounting expedients related to probability and the assessments of effectiveness for future LIBOR-indexed cash flows to assume that the index upon which future hedged transactions will be based matches the index on the corresponding derivatives. Application of these expedients preserved the presentation of derivatives consistent with past presentation. In December 2022, the FASB issued ASU 2022-06, *Deferral of the Sunset Date of Topic 848*, which was issued to defer the sunset date of Topic 848 to December 31, 2024. ASU 2022-06 is effective immediately for all companies. ASU 2022-06 had no impact on the Company's consolidated financial statements for the year ended December 31, 2023.

As of December 31, 2023 and 2022, the Company had the following outstanding interest rate derivatives that are designated as cash flow hedges of interest rate risk:

Interest Rate Derivative	Notional Amount as of December 31, 2023	Notional Amount as of December 31, 2022
	(In thousands)	
Interest Rate Swap	—	$65,000
Interest Rate Swap	$100,000	$100,000
Interest Rate Swap	$100,000	$100,000
Interest Rate Swap	$50,000	$50,000
Interest Rate Swap	$100,000	$100,000
Interest Rate Swap	$75,000	$75,000
Interest Rate Swap	$50,000	$50,000
Interest Rate Swap	$100,000	$100,000

The table below presents the fair value of the Company's derivative financial instruments as well as their classification on the Consolidated Balance Sheets as of December 31, 2023 and 2022. See Note 16 for additional information on the fair value of the Company's interest rate swaps.

	Derivatives As of December 31, 2023		Derivatives As of December 31, 2022	
	Balance Sheet Location	*Fair Value*	*Balance Sheet Location*	*Fair Value*
		(In thousands)		
Derivatives designated as cash flow hedges:				
Interest rate swap assets	*Other assets*	$ 27,366	*Other assets*	$ 38,352
Interest rate swap liabilities	*Other liabilities*	2,478	*Other liabilities*	1,981

The table below presents the effect of the Company's derivative financial instruments on the Consolidated Statements of Income and Comprehensive Income for the years ended December 31, 2023, 2022 and 2021:

	Years Ended December 31,		
	2023	*2022*	*2021*
	(In thousands)		
DERIVATIVES IN CASH FLOW HEDGING RELATIONSHIPS			
Interest Rate Swaps:			
Amount of income recognized in *Other comprehensive income (loss)* on derivatives	$ **6,319**	37,563	7,747
Amount of (income) loss reclassified from *Accumulated other comprehensive income (loss)* into *Interest expense*	**(17,802)**	(2,494)	4,307

See Note 11 for additional information on the Company's *Accumulated other comprehensive income (loss)* resulting from its interest rate swaps.

Derivative financial agreements expose the Company to credit risk in the event of non-performance by the counterparties under the terms of the interest rate hedge agreements. The Company believes it minimizes the credit risk by transacting with financial institutions the Company regards as credit-worthy.

The Company has an agreement with its derivative counterparties containing a provision stating that the Company could be declared in default on its derivative obligations if the Company defaults on any of its indebtedness, including default where repayment of the indebtedness has not been accelerated by the lender. As of December 31, 2023, we had not posted any collateral related to these agreements and were not in breach of any of the provisions of these agreements. If the Company had breached any of these provisions, it would be required to settle its obligations under the agreements at their termination value.

(13) EARNINGS PER SHARE

Reconciliation of the numerators and denominators in the basic and diluted EPS computations is as follows:

	Years Ended December 31,		
	2023	*2022*	*2021*
	(In thousands)		
BASIC EPS COMPUTATION FOR NET INCOME ATTRIBUTABLE TO EASTGROUP PROPERTIES, INC. COMMON STOCKHOLDERS			
Numerator – net income attributable to common stockholders	$ **200,491**	186,182	157,557
Denominator – weighted average shares outstanding - Basic	**45,224**	42,599	40,255
DILUTED EPS COMPUTATION FOR NET INCOME ATTRIBUTABLE TO EASTGROUP PROPERTIES, INC. COMMON STOCKHOLDERS			
Numerator – net income attributable to common stockholders	$ **200,491**	186,182	157,557
Denominator:			
Weighted average shares outstanding - Basic	**45,224**	42,599	40,255
Effect of dilutive securities	**107**	113	122
Diluted weighted average shares outstanding - Diluted	**45,331**	42,712	40,377

(14) DEFINED CONTRIBUTION PLAN

EastGroup maintains a 401(k) plan for its employees. The Company makes matching contributions of 50% of the employee's contribution (limited to 10% of compensation as defined by the plan) and may also make annual discretionary contributions. The Company's total expense for this plan was $1,246,000, $1,158,000 and $1,106,000 for 2023, 2022 and 2021, respectively.

(15) LEGAL MATTERS

The Company is not presently involved in any material litigation nor, to its knowledge, is any material litigation threatened against the Company or its properties, other than routine litigation arising in the ordinary course of business.

(16) FAIR VALUE OF FINANCIAL INSTRUMENTS

ASC 820, *Fair Value Measurement,* defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also provides guidance for using fair value to measure financial assets and liabilities. The Codification requires disclosure of the level within the fair value hierarchy in which the fair value measurements fall, including measurements using quoted prices in active markets for identical assets or liabilities (Level 1), quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active (Level 2), and significant valuation assumptions that are not readily observable in the market (Level 3).

The following table presents the carrying amounts and estimated fair values of the Company's financial instruments in accordance with ASC 820 at December 31, 2023 and 2022.

| | December 31, | | | |
| | 2023 | | 2022 | |
	Carrying Amount [1]	Fair Value	Carrying Amount [1]	Fair Value
	(In thousands)			
Financial Assets:				
Cash and cash equivalents	$ 40,263	40,263	56	56
Interest rate swap assets	27,366	27,366	38,352	38,352
Financial Liabilities:				
Unsecured bank credit facilities - variable rate [2]	—	—	170,000	169,684
Unsecured debt [2]	1,680,000	1,548,655	1,695,000	1,548,221
Interest rate swap liabilities	2,478	2,478	1,981	1,981

(1) Carrying amounts shown in the table are included in the Consolidated Balance Sheets under the indicated captions, except as indicated in the notes below.
(2) Carrying amounts and fair values shown in the table exclude debt issuance costs (see Notes 5 and 6 for additional information).

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Cash and cash equivalents: The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The carrying amounts approximate fair value due to the short maturity of those instruments.
Interest rate swap assets (included in Other assets on the Consolidated Balance Sheets): The instruments are recorded at fair value based on models using inputs, such as interest rate yield curves, and LIBOR or SOFR swap curves, observable for substantially the full term of the contract (Level 2 input). See Note 12 for additional information on the Company's interest rate swaps.
Unsecured bank credit facilities: The fair value of the Company's unsecured bank credit facilities is estimated by discounting expected cash flows at current market rates (Level 2 input), excluding the effects of debt issuance costs.
Unsecured debt: The fair value of the Company's unsecured debt is estimated by discounting expected cash flows at the rates currently offered to the Company for debt of the same remaining maturities, as advised by the Company's bankers (Level 2 input), excluding the effects of debt issuance costs.
Interest rate swap liabilities (included in Other liabilities on the Consolidated Balance Sheets): The instruments are recorded at fair value based on models using inputs, such as interest rate yield curves, and LIBOR or SOFR swap curves, observable for substantially the full term of the contract (Level 2 input). See Note 12 for additional information on the Company's interest rate swaps.

(17) SUBSEQUENT EVENTS

Subsequent to December 31, 2023, EastGroup partially settled the outstanding forward equity sale agreements under our Current 2023 ATM program by issuing 272,342 shares of common stock in exchange for net proceeds of $49,364,000, based on a weighted average forward price of $181.26 per share at settlement.

In January 2024, the Company acquired Brightstar Land, which contains 34.3 acres of development land in Atlanta for approximately $3,200,000. This site will accommodate the planned future development of two buildings containing approximately 314,000 square feet.

Also in January 2024, EastGroup acquired Spanish Ridge Industrial Park in Las Vegas, which includes three recently developed business distribution buildings totaling 231,000 square feet, for approximately $55,000,000. The buildings are currently 100% leased.

SCHEDULE III
REAL ESTATE PROPERTIES AND ACCUMULATED DEPRECIATION
DECEMBER 31, 2023 *(In thousands, except footnotes)*

Description	Initial Cost to the Company		Costs Capitalized Subsequent to Acquisition	Gross Amount Carried at Close of Period						
	Land	Buildings and Improvements		Land	Buildings and Improvements	Right of Use Assets (e)	Total	Accumulated Depreciation	Year Acquired	Year Constructed
Real Estate Properties (c):										
Industrial:										
FLORIDA										
Tampa										
Westport Commerce Center	$ 980	3,800	4,444	980	8,244	—	9,224	5,821	1994	1983/87
Benjamin Distribution Center 1 & 2	843	3,963	2,188	883	6,111	—	6,994	4,715	1997	1996
Benjamin Distribution Center 3	407	1,503	809	407	2,312	—	2,719	1,862	1999	1988
Palm River Center	1,190	4,625	3,860	1,190	8,485	—	9,675	6,160	1997/98	1990/97/98
Palm River North 1 & 3	1,005	4,688	3,489	1,005	8,177	—	9,182	5,669	1998	2000
Palm River North 2	634	4,418	514	634	4,932	—	5,566	3,859	1997/98	1999
Palm River South 1	655	3,187	1,153	655	4,340	—	4,995	2,426	2000	2005
Palm River South 2	655	—	5,378	655	5,378	—	6,033	3,046	2000	2006
Walden Distribution Center 1	337	3,318	1,883	337	5,201	—	5,538	2,952	1997/98	2001
Walden Distribution Center 2	465	3,738	1,769	465	5,507	—	5,972	3,769	1998	1998
Oak Creek Distribution Center 1	1,109	6,126	1,909	1,109	8,035	—	9,144	5,375	1998	1998
Oak Creek Distribution Center 2	647	3,603	2,199	647	5,802	—	6,449	3,659	2003	2001
Oak Creek Distribution Center 3	439	—	3,620	556	3,503	—	4,059	1,718	2005	2007
Oak Creek Distribution Center 4	682	6,472	1,069	682	7,541	—	8,223	4,148	2005	2001
Oak Creek Distribution Center 5	724	—	6,083	916	5,891	—	6,807	3,206	2005	2007
Oak Creek Distribution Center 6	642	—	5,845	812	5,675	—	6,487	3,024	2005	2008
Oak Creek Distribution Center 7	740	—	6,467	740	6,467	—	7,207	1,431	2005	2017
Oak Creek Distribution Center 8	843	—	6,308	1,051	6,100	—	7,151	1,657	2005	2015
Oak Creek Distribution Center 9	618	—	5,195	781	5,032	—	5,813	2,235	2005	2009
Oak Creek Distribution Center A	185	—	1,552	185	1,552	—	1,737	737	2005	2008
Oak Creek Distribution Center B	227	—	1,592	227	1,592	—	1,819	763	2005	2008
Oak Creek Distribution Center C Land	355	—	1,291	355	1,291	—	1,646	79	2005	n/a
Airport Commerce Center	1,257	4,012	1,209	1,257	5,221	—	6,478	3,511	1998	1998
Westlake Distribution Center	1,333	6,998	2,945	1,333	9,943	—	11,276	7,142	1998	1998/99
Expressway Commerce Center 1	915	5,346	1,780	915	7,126	—	8,041	4,512	2002	2004
Expressway Commerce Center 2	1,013	3,247	1,228	1,013	4,475	—	5,488	2,773	2003	2001

SCHEDULE III
REAL ESTATE PROPERTIES AND ACCUMULATED DEPRECIATION
DECEMBER 31, 2023 *(In thousands, except footnotes)*

Description	Initial Cost to the Company		Costs Capitalized Subsequent to Acquisition	Gross Amount Carried at Close of Period		Right of Use Assets (e)	Total	Accumulated Depreciation	Year Acquired	Year Constructed
	Land	Buildings and Improvements		Land	Buildings and Improvements					
Silo Bend Distribution Center	4,131	27,497	6,251	4,132	33,747	—	37,879	12,986	2011	1987/90
Tampa East Distribution Center	791	4,758	808	791	5,566	—	6,357	2,357	2011	1984
Tampa West Distribution Center	2,139	8,502	2,057	2,140	10,558	—	12,698	4,019	2011	1975/93/94
Madison Distribution Center	495	2,779	575	495	3,354	—	3,849	1,376	2012	2007
Madison Distribution Center 2 & 3	624	—	7,309	624	7,309	—	7,933	2,107	2012	2015
Madison Distribution Center 4 & 5	565	—	8,462	565	8,462	—	9,027	2,451	2012	2016
Grand Oaks 75 Business Center 1	3,572	12,979	373	3,572	13,352	—	16,924	2,212	2019	2017
Grand Oaks 75 Business Center 2	2,589	10,226	2,379	2,589	12,605	—	15,194	1,765	2019	2019
Grand Oaks 75 Business Center 3	1,767	—	9,890	1,770	9,887	—	11,657	760	2019	2021
Grand Oaks 75 Business Center 4	2,334	—	16,976	2,338	16,972	—	19,310	432	2019	2022
Orlando										
Chancellor Center	291	1,711	592	291	2,303	—	2,594	1,713	1996/97	1996/97
Exchange Distribution Center 1	603	2,414	2,733	603	5,147	—	5,750	4,058	1994	1975
Exchange Distribution Center 2	300	945	538	300	1,483	—	1,783	1,078	2002	1976
Exchange Distribution Center 3	320	997	547	320	1,544	—	1,864	1,081	2002	1980
Sunbelt Distribution Center	1,472	5,745	7,173	1,472	12,918	—	14,390	10,489	1989/97/98	1974/87/97/98
John Young Commerce Center 1	497	2,444	1,812	497	4,256	—	4,753	3,009	1997/98	1997/98
John Young Commerce Center 2	512	3,613	736	512	4,349	—	4,861	3,247	1998	1999
Sunport Center 1	555	1,977	1,276	555	3,253	—	3,808	2,197	1999	1999
Sunport Center 2	597	3,271	2,288	597	5,559	—	6,156	4,282	1999	2001
Sunport Center 3	642	3,121	1,320	642	4,441	—	5,083	3,059	1999	2002
Sunport Center 4	642	2,917	2,339	642	5,256	—	5,898	3,547	1999	2004
Sunport Center 5	750	2,509	4,104	750	6,613	—	7,363	3,629	1999	2005
Sunport Center 6	672	—	3,781	672	3,781	—	4,453	2,029	1999	2006
Southridge Commerce Park 1	373	—	5,574	373	5,574	—	5,947	3,604	2003	2006
Southridge Commerce Park 2	342	—	4,865	342	4,865	—	5,207	2,846	2003	2007
Southridge Commerce Park 3	547	—	5,859	547	5,859	—	6,406	3,078	2003	2007
Southridge Commerce Park 4	506	—	5,051	506	5,051	—	5,557	2,679	2003	2006
Southridge Commerce Park 5	382	—	4,832	382	4,832	—	5,214	2,786	2003	2006
Southridge Commerce Park 6	571	—	6,252	571	6,252	—	6,823	2,988	2003	2007

SCHEDULE III
REAL ESTATE PROPERTIES AND ACCUMULATED DEPRECIATION
DECEMBER 31, 2023 *(In thousands, except footnotes)*

Description	Initial Cost to the Company		Costs Capitalized Subsequent to Acquisition	Gross Amount Carried at Close of Period						
	Land	Buildings and Improvements		Land	Buildings and Improvements	Right of Use Assets (e)	Total	Accumulated Depreciation	Year Acquired	Year Constructed
Southridge Commerce Park 7	520	—	6,976	520	6,976	—	7,496	3,516	2003	2008
Southridge Commerce Park 8	531	—	6,739	531	6,739	—	7,270	2,885	2003	2008
Southridge Commerce Park 9	468	—	6,486	468	6,486	—	6,954	2,828	2003	2012
Southridge Commerce Park 10	414	—	4,937	414	4,937	—	5,351	1,663	2003	2012
Southridge Commerce Park 11	513	—	5,975	513	5,975	—	6,488	2,163	2003	2012
Southridge Commerce Park 12	2,025	—	17,364	2,025	17,364	—	19,389	7,435	2005	2008
Horizon Commerce Park 1	991	—	6,927	991	6,927	—	7,918	2,303	2008	2014
Horizon Commerce Park 2	1,111	—	7,763	1,111	7,763	—	8,874	2,476	2008	2014
Horizon Commerce Park 3	991	—	6,652	991	6,652	—	7,643	1,797	2008	2016
Horizon Commerce Park 4	1,097	—	8,626	1,097	8,626	—	9,723	2,641	2008	2015
Horizon Commerce Park 5	1,108	—	8,642	1,108	8,642	—	9,750	2,159	2008	2017
Horizon Commerce Park 6	1,099	—	11,231	1,099	11,231	—	12,330	2,066	2008	2019
Horizon Commerce Park 7	962	—	7,669	962	7,669	—	8,631	2,156	2008	2017
Horizon Commerce Park 8 & 9	1,590	—	16,652	1,590	16,652	—	18,242	2,325	2008	2019
Horizon Commerce Park 10	846	—	6,623	846	6,623	—	7,469	1,262	2009	2018
Horizon Commerce Park 11	1,101	—	9,892	1,101	9,892	—	10,993	1,616	2009	2019
Horizon Commerce Park 12	1,416	—	10,636	1,416	10,636	—	12,052	2,391	2009	2017
Horizon West 1	1,326	—	11,076	1,326	11,076	—	12,402	209	2020	2023
Horizon West 2 & 3	2,895	—	16,024	2,895	16,024	—	18,919	1,385	2020	2021
Horizon West 4	4,047	—	23,956	4,047	23,956	—	28,003	677	2020	2022
Jacksonville										
Deerwood Distribution Center	1,147	1,799	6,765	1,147	8,564	—	9,711	5,386	1989	1978
Phillips Distribution Center	1,375	2,961	6,154	1,375	9,115	—	10,490	6,597	1994	1984/95
Lake Pointe Business Park	3,442	6,450	11,873	3,442	18,323	—	21,765	14,976	1993	1986/87
Ellis Distribution Center	540	7,513	4,477	540	11,990	—	12,530	6,771	1997	1977
Westside Distribution Center	2,011	15,374	11,524	2,011	26,898	—	28,909	16,934	1997/2008	1984/85
Beach Commerce Center	476	1,899	1,121	476	3,020	—	3,496	1,887	2000	2000
Interstate Distribution Center	1,879	5,700	2,454	1,879	8,154	—	10,033	5,506	2005	1990
Flagler Center	7,317	14,912	1,312	7,317	16,224	—	23,541	3,984	2016	1997 & 2005
Ft. Lauderdale/Palm Beach area										
Linpro Commerce Center	613	2,243	4,305	616	6,545	—	7,161	5,224	1996	1986

SCHEDULE III
REAL ESTATE PROPERTIES AND ACCUMULATED DEPRECIATION
DECEMBER 31, 2023 *(In thousands, except footnotes)*

Description	Initial Cost to the Company		Costs Capitalized Subsequent to Acquisition	Gross Amount Carried at Close of Period		Right of Use Assets (e)	Total	Accumulated Depreciation	Year Acquired	Year Constructed
	Land	Buildings and Improvements		Land	Buildings and Improvements					
Lockhart Distribution Center	—	3,489	3,596	—	7,085	2,794	9,879	5,738	1997	1986
Interstate Commerce Center	485	2,652	2,208	485	4,860	—	5,345	3,294	1998	1988
Executive Airport Distribution Ctr	1,991	4,857	6,633	1,991	11,490	—	13,481	6,653	2001	2004/06
Sample 95 Business Park	2,202	8,785	5,199	2,202	13,984	—	16,186	10,309	1996/98	1990/99
Blue Heron Distribution Center	975	3,626	3,219	975	6,845	—	7,820	4,806	1999	1986
Blue Heron Distribution Center 2	1,385	4,222	2,267	1,385	6,489	—	7,874	4,093	2004	1988
Blue Heron Distribution Center 3	450	—	2,995	450	2,995	—	3,445	1,458	2004	2009
Weston Commerce Park	4,163	9,951	2,014	4,163	11,965	—	16,128	2,583	2016	1998
Fort Myers										
SunCoast Commerce Center 1	911	—	5,431	928	5,414	—	6,342	2,312	2005	2008
SunCoast Commerce Center 2	911	—	5,533	928	5,516	—	6,444	2,582	2005	2007
SunCoast Commerce Center 3	1,720	—	7,292	1,763	7,249	—	9,012	3,156	2006	2008
SunCoast Commerce Center 4	1,733	—	7,705	1,762	7,676	—	9,438	1,846	2006	2017
SunCoast Commerce Center 5	1,511	—	6,880	1,594	6,797	—	8,391	1,506	2006	2019
SunCoast Commerce Center 6	1,537	—	7,139	1,594	7,082	—	8,676	1,197	2006	2019
SunCoast Commerce Center 7	1,533	—	7,175	1,533	7,175	—	8,708	686	2006	2020
SunCoast Commerce Center 8	1,533	—	6,851	1,533	6,851	—	8,384	1,096	2006	2020
SunCoast Commerce Center 10	732	—	12,565	732	12,565	—	13,297	24	2020	2023
SunCoast Commerce Center 11	785	—	9,038	785	9,038	—	9,823	299	2020	2023
SunCoast Commerce Center 12	785	—	7,831	785	7,831	—	8,616	290	2020	2022
Miami										
Gateway Commerce Park 1	5,746	—	17,785	5,746	17,785	—	23,531	3,719	2016	2018
Gateway Commerce Park 3	5,491	—	13,086	3,176	15,401	—	18,577	724	2016	2022
Gateway Commerce Park 4	4,711	—	19,502	4,711	19,502	—	24,213	1,692	2016	2020
Gateway Commerce Park 5	5,746	—	18,255	5,357	18,644	—	24,001	3,576	2016	2019
CALIFORNIA										
San Francisco area										
Wiegman Distribution Center 1	2,197	8,788	3,338	2,308	12,015	—	14,323	8,405	1996	1986/87
Wiegman Distribution Center 2	2,579	4,316	867	2,579	5,183	—	7,762	1,520	2012	1998
Huntwood Distribution Center	3,842	15,368	4,450	3,842	19,818	—	23,660	14,420	1996	1988

SCHEDULE III
REAL ESTATE PROPERTIES AND ACCUMULATED DEPRECIATION
DECEMBER 31, 2023 *(In thousands, except footnotes)*

Description	Initial Cost to the Company Land	Initial Cost to the Company Buildings and Improvements	Costs Capitalized Subsequent to Acquisition	Gross Amount Carried at Close of Period Land	Gross Amount Carried at Close of Period Buildings and Improvements	Right of Use Assets (e)	Total	Accumulated Depreciation	Year Acquired	Year Constructed
San Clemente Distribution Center	893	2,004	1,023	893	3,027	—	3,920	2,288	1997	1978
Yosemite Distribution Center	259	7,058	2,691	731	9,277	—	10,008	5,978	1999	1974/87
6th Street Business Center	1,438	9,513	7	1,438	9,520	—	10,958	406	2022	1966
Benicia Distribution Center 1	6,632	36,362	—	6,632	36,362	—	42,994	1,733	2022	2005
Benicia Distribution Center 2	7,027	36,679	523	7,027	37,202	—	44,229	1,671	2022	2001
Benicia Distribution Center 3	2,136	9,792	14	2,136	9,806	—	11,942	459	2022	1998
Benicia Distribution Center 4	3,191	12,993	—	3,191	12,993	—	16,184	685	2022	1979
Benicia Distribution Center 5	3,161	16,885	34	3,161	16,919	—	20,080	759	2022	2007
Laura Alice Business Center	1,174	2,437	—	1,174	2,437	—	3,611	129	2022	2000
Preston Distribution Center	7,261	33,833	934	7,261	34,767	—	42,028	1,520	2022	1998
Sinclair Distribution Center	12,488	27,259	462	12,488	27,721	—	40,209	1,214	2022	1983
Transit Distribution Center	21,317	10,635	2	21,317	10,637	—	31,954	566	2022	1971
Whipple Business Center	17,984	15,344	500	17,984	15,844	—	33,828	754	2022	1986
Zephyr Distribution Center	18,033	10,602	411	18,033	11,013	—	29,046	762	2022	1991
Los Angeles area										
Eucalyptus Distribution Center	11,392	11,498	934	11,392	12,432	—	23,824	2,133	2018	1988
Kingsview Industrial Center	643	2,573	792	643	3,365	—	4,008	2,557	1996	1980
Dominguez Distribution Center	2,006	8,025	4,140	2,006	12,165	—	14,171	8,049	1996	1977
Main Street Distribution Center	1,606	4,103	1,276	1,606	5,379	—	6,985	3,585	1999	1999
Walnut Business Center	2,885	5,274	3,153	2,885	8,427	—	11,312	6,197	1996	1966/90
Washington Distribution Center	1,636	4,900	1,612	1,636	6,512	—	8,148	3,996	1997	1996/97
Chino Distribution Center	2,544	10,175	2,151	2,544	12,326	—	14,870	10,346	1998	1980
Ramona Distribution Center	3,761	5,751	755	3,761	6,506	—	10,267	1,463	2014	1984
Industry Distribution Center 1	10,230	12,373	5,056	10,230	17,429	—	27,659	12,503	1998	1959
Industry Distribution Center 3	—	3,012	(140)	—	2,872	—	2,872	2,859	2007	1992
Chestnut Business Center	1,674	3,465	682	1,674	4,147	—	5,821	2,515	1998	1999
Rancho Distribution Center	16,180	11,140	803	16,180	11,943	—	28,123	1,257	2020	2006
Fresno										
Shaw Commerce Center	2,465	11,627	8,598	2,465	20,225	—	22,690	14,823	1998	1978/81/87
San Diego										
Eastlake Distribution Center	3,046	6,888	3,935	3,046	10,823	—	13,869	6,736	1997	1989

SCHEDULE III
REAL ESTATE PROPERTIES AND ACCUMULATED DEPRECIATION
DECEMBER 31, 2023 *(In thousands, except footnotes)*

	Initial Cost to the Company		Costs Capitalized Subsequent to Acquisition	Gross Amount Carried at Close of Period						
Description	Land	Buildings and Improvements		Land	Buildings and Improvements	Right of Use Assets (e)	Total	Accumulated Depreciation	Year Acquired	Year Constructed
Miramar Land	13,980	—	29	13,981	28	—	14,009	4	2019	n/a
Ocean View Corporate Center	6,577	7,105	1,981	6,577	9,086	—	15,663	4,447	2010	2005
Rocky Point Distribution Center 1	8,857	13,388	17	8,857	13,405	—	22,262	2,478	2019	2019
Rocky Point Distribution Center 2	7,623	11,614	1,423	7,623	13,037	—	20,660	1,435	2019	2019
Siempre Viva Distribution Center 1	4,628	9,211	368	4,628	9,579	—	14,207	1,469	2018	2003
Siempre Viva Distribution Center 2	2,868	5,694	125	2,877	5,810	—	8,687	785	2019	2002
Siempre Viva Distribution Center 3-6	31,815	100,861	612	31,815	101,473	—	133,288	6,700	2021	2001-2003
Speed Distribution Center	15,282	—	57,147	15,114	57,315	—	72,429	2,968	2019	2022
Sacramento										
Cebrian Distribution Center	2,360	13,488	226	2,360	13,714	—	16,074	700	2022	1975
Reed Distribution Center	4,647	28,195	359	4,647	28,554	—	33,201	1,386	2022	1990
TENNESSEE										
Nashville										
Park at Myatt	2,463	27,813	—	2,463	27,813	—	30,276	170	2023	2022
TEXAS										
Dallas										
Allen Station 1 & 2	5,815	17,612	2,190	5,815	19,802	—	25,617	4,684	2018	2001
Interstate Warehouse 1 & 2	1,746	4,941	4,145	1,746	9,086	—	10,832	8,015	1988	1978
Interstate Warehouse 3	519	2,008	1,693	519	3,701	—	4,220	2,881	2000	1979
Interstate Warehouse 4	416	2,481	927	416	3,408	—	3,824	2,182	2004	2002
Interstate Warehouse 5, 6, & 7	1,824	4,106	2,869	1,824	6,975	—	8,799	4,700	2009	1979/80/81
LakePort 1-3	2,984	—	22,641	2,984	22,641	—	25,625	3,133	2018	2020
LakePort 4 & 5	2,716	—	21,536	2,716	21,536	—	24,252	454	2018	2023
Logistics Center 6 & 7	—	12,605	3,219	—	15,824	1,634	17,458	2,777	2019	2018
Venture Warehouses	1,452	3,762	3,249	1,452	7,011	—	8,463	6,172	1988	1979
ParkView Commerce Center 1-3	2,663	—	19,198	2,663	19,198	—	21,861	5,542	2014	2015
Shady Trail Distribution Center	635	3,621	1,593	635	5,214	—	5,849	3,322	2003	1998
Valwood Distribution Center	4,361	34,405	5,400	4,361	39,805	—	44,166	15,763	2012	1986/87/97/98
Northfield Distribution Center	12,470	50,713	8,932	12,471	59,644	—	72,115	23,294	2013	1999-2001/03/04/08
CreekView 1 & 2	3,275	—	14,939	3,275	14,939	—	18,214	4,468	2015	2017

SCHEDULE III
REAL ESTATE PROPERTIES AND ACCUMULATED DEPRECIATION
DECEMBER 31, 2023 *(In thousands, except footnotes)*

	Initial Cost to the Company		Costs Capitalized Subsequent to Acquisition	Gross Amount Carried at Close of Period						
Description	Land	Buildings and Improvements		Land	Buildings and Improvements	Right of Use Assets (e)	Total	Accumulated Depreciation	Year Acquired	Year Constructed
CreekView 3 & 4	2,600	—	13,669	2,600	13,669	—	16,269	3,707	2015	2018
CreekView 5 & 6	2,682	—	12,910	2,681	12,911	—	15,592	2,446	2016	2020
CreekView 7 & 8	2,640	—	15,290	2,640	15,290	—	17,930	2,206	2016	2020
CreekView 9 & 10	3,985	—	12,277	3,987	12,275	—	16,262	606	2020	2022
The Rock at Star Business Park	5,296	27,223	295	5,296	27,518	—	32,814	5,038	2020	2019
DFW Global Logistics Centre	—	86,564	1,049	—	87,613	10,886	98,499	7,335	2021	2014/15
McKinney 3 & 4	4,228	—	22,694	4,228	22,694	—	26,922	900	2020	2022
McKinney Logistics Center	6,899	18,216	37	6,899	18,253	—	25,152	197	2023	2022
Fort Worth										
Arlington Tech Centre 1 & 2	2,510	10,096	3,409	2,515	13,500	—	16,015	2,033	2019	2019
Arlington Tech Centre 3	1,725	—	8,403	1,725	8,403	—	10,128	128	2020	2023
Basswood 1 & 2	4,086	—	20,376	4,087	20,375	—	24,462	1,138	2019	2022
Parc North 1-4	4,615	26,358	7,923	4,615	34,281	—	38,896	9,198	2016	2016
Parc North 5	1,286	—	8,047	1,286	8,047	—	9,333	1,613	2016	2019
Parc North 6	1,233	—	9,622	1,233	9,622	—	10,855	1,639	2016	2019
Houston										
World Houston Int'l Business Ctr 1 & 2	660	5,893	3,426	660	9,319	—	9,979	5,605	1998	1996
World Houston Int'l Business Ctr 3 & 4	820	5,130	1,404	707	6,647	—	7,354	4,189	1998	1998
World Houston Int'l Business Ctr 6	425	2,423	1,003	425	3,426	—	3,851	2,255	1998	1998
World Houston Int'l Business Ctr 7 & 8	680	4,584	5,642	680	10,226	—	10,906	7,466	1998	1998
World Houston Int'l Business Ctr 9	800	4,355	3,118	800	7,473	—	8,273	4,366	1998	1998
World Houston Int'l Business Ctr 10	933	4,779	1,270	933	6,049	—	6,982	3,618	2001	1999
World Houston Int'l Business Ctr 11	638	3,764	1,820	638	5,584	—	6,222	3,706	1999	1999
World Houston Int'l Business Ctr 12	340	2,419	854	340	3,273	—	3,613	1,903	2000	2002
World Houston Int'l Business Ctr 13	282	2,569	1,140	282	3,709	—	3,991	2,566	2000	2002
World Houston Int'l Business Ctr 14	722	2,629	1,642	722	4,271	—	4,993	2,905	2000	2003
World Houston Int'l Business Ctr 15	249	—	2,802	249	2,802	—	3,051	1,664	2000	2007
World Houston Int'l Business Ctr 16	519	4,248	2,150	519	6,398	—	6,917	3,941	2000	2005
World Houston Int'l Business Ctr 17	373	1,945	1,116	373	3,061	—	3,434	1,741	2000	2004
World Houston Int'l Business Ctr 19	373	2,256	1,384	373	3,640	—	4,013	2,443	2000	2004

SCHEDULE III
REAL ESTATE PROPERTIES AND ACCUMULATED DEPRECIATION
DECEMBER 31, 2023 *(In thousands, except footnotes)*

Description	Initial Cost to the Company		Costs Capitalized Subsequent to Acquisition	Gross Amount Carried at Close of Period						
	Land	Buildings and Improvements		Land	Buildings and Improvements	Right of Use Assets (e)	Total	Accumulated Depreciation	Year Acquired	Year Constructed
World Houston Int’l Business Ctr 20	1,008	1,948	2,218	1,008	4,166	—	5,174	2,955	2000	2004
World Houston Int’l Business Ctr 21	436	—	4,190	436	4,190	—	4,626	2,408	2000/03	2006
World Houston Int’l Business Ctr 22	436	—	4,697	436	4,697	—	5,133	2,734	2000	2007
World Houston Int’l Business Ctr 24	837	—	6,535	838	6,534	—	7,372	3,572	2005	2008
World Houston Int’l Business Ctr 25	508	—	4,636	508	4,636	—	5,144	2,426	2005	2008
World Houston Int’l Business Ctr 26	445	—	3,495	445	3,495	—	3,940	1,585	2005	2008
World Houston Int’l Business Ctr 27	837	—	5,485	838	5,484	—	6,322	3,022	2005	2008
World Houston Int’l Business Ctr 28	550	—	4,825	550	4,825	—	5,375	2,643	2005	2009
World Houston Int’l Business Ctr 29	782	—	4,162	974	3,970	—	4,944	1,865	2007	2009
World Houston Int’l Business Ctr 30	981	—	6,128	1,222	5,887	—	7,109	3,054	2007	2009
World Houston Int’l Business Ctr 31	684	—	4,778	684	4,778	—	5,462	2,244	2008	2011
World Houston Int’l Business Ctr 31B	546	—	3,739	546	3,739	—	4,285	1,744	2008	2012
World Houston Int’l Business Ctr 32	1,225	—	5,663	1,526	5,362	—	6,888	2,198	2007	2012
World Houston Int’l Business Ctr 33	1,166	—	8,228	1,166	8,228	—	9,394	3,076	2011	2013
World Houston Int’l Business Ctr 34	439	—	3,490	439	3,490	—	3,929	1,320	2005	2012
World Houston Int’l Business Ctr 35	340	—	2,610	340	2,610	—	2,950	867	2005	2012
World Houston Int’l Business Ctr 36	684	—	5,078	684	5,078	—	5,762	2,010	2011	2013
World Houston Int’l Business Ctr 37	759	—	6,786	759	6,786	—	7,545	2,625	2011	2013
World Houston Int’l Business Ctr 38	1,053	—	7,881	1,053	7,881	—	8,934	3,031	2011	2013
World Houston Int’l Business Ctr 39	620	—	5,310	621	5,309	—	5,930	1,661	2011	2014
World Houston Int’l Business Ctr 40	1,072	—	9,426	1,072	9,426	—	10,498	2,967	2011	2014
World Houston Int’l Business Ctr 41	649	—	6,111	649	6,111	—	6,760	1,904	2011	2014
World Houston Int’l Business Ctr 42	571	—	4,814	571	4,814	—	5,385	1,335	2011	2015
World Houston Int’l Business Ctr 43	443	—	6,137	443	6,137	—	6,580	1,145	2011	2019
World Houston Int’l Business Ctr 44	653	—	8,546	653	8,546	—	9,199	1,081	2011	2020
World Houston Int’l Business Ctr 45	3,243	—	13,745	3,243	13,745	—	16,988	1,963	2015	2019
World Houston Int'l Business Ctr 47	2,798	—	14,438	2,798	14,438	—	17,236	521	2015	2022
Glenmont Business Park	936	6,161	3,717	937	9,877	—	10,814	6,837	1998	1999/2000
Beltway Crossing Business Park 1	458	5,712	3,456	458	9,168	—	9,626	6,149	2002	2001
Beltway Crossing Business Park 2	415	—	3,264	415	3,264	—	3,679	1,787	2005	2007

SCHEDULE III
REAL ESTATE PROPERTIES AND ACCUMULATED DEPRECIATION
DECEMBER 31, 2023 *(In thousands, except footnotes)*

	Initial Cost to the Company		Costs Capitalized Subsequent to Acquisition	Gross Amount Carried at Close of Period						
Description	Land	Buildings and Improvements		Land	Buildings and Improvements	Right of Use Assets (e)	Total	Accumulated Depreciation	Year Acquired	Year Constructed
Beltway Crossing Business Park 3	460	—	3,409	460	3,409	—	3,869	1,893	2005	2008
Beltway Crossing Business Park 4	460	—	3,413	460	3,413	—	3,873	1,872	2005	2008
Beltway Crossing Business Park 5	701	—	5,361	701	5,361	—	6,062	3,008	2005	2008
Beltway Crossing Business Park 6	618	—	6,444	618	6,444	—	7,062	2,994	2005	2008
Beltway Crossing Business Park 7	765	—	6,321	765	6,321	—	7,086	3,186	2005	2009
Beltway Crossing Business Park 8	721	—	5,799	721	5,799	—	6,520	2,905	2005	2011
Beltway Crossing Business Park 9	418	—	2,118	418	2,118	—	2,536	815	2007	2012
Beltway Crossing Business Park 10	733	—	4,132	733	4,132	—	4,865	1,535	2007	2012
Beltway Crossing Business Park 11	690	—	4,575	690	4,575	—	5,265	1,578	2007	2013
West Road Business Park 1	621	—	4,248	541	4,328	—	4,869	1,492	2012	2014
West Road Business Park 2	981	—	4,955	854	5,082	—	5,936	1,654	2012	2014
West Road Business Park 3	597	—	4,301	520	4,378	—	4,898	1,190	2012	2015
West Road Business Park 4	621	—	4,730	541	4,810	—	5,351	1,625	2012	2015
West Road Business Park 5	484	—	4,379	421	4,442	—	4,863	1,175	2012	2018
Ten West Crossing 1	566	—	3,166	566	3,166	—	3,732	1,254	2012	2013
Ten West Crossing 2	829	—	4,534	833	4,530	—	5,363	2,108	2012	2013
Ten West Crossing 3	609	—	4,571	613	4,567	—	5,180	1,833	2012	2013
Ten West Crossing 4	694	—	4,569	699	4,564	—	5,263	1,801	2012	2014
Ten West Crossing 5	933	—	5,991	940	5,984	—	6,924	2,103	2012	2014
Ten West Crossing 6	640	—	4,741	644	4,737	—	5,381	1,640	2012	2014
Ten West Crossing 7	584	—	5,492	589	5,487	—	6,076	1,947	2012	2015
Ten West Crossing 8	1,126	—	9,554	1,135	9,545	—	10,680	2,010	2012	2019
Northwest Crossing 1-3	5,665	—	20,342	5,665	20,342	—	26,007	2,249	2019	2020
Grand West Crossing 1	2,733	—	10,968	2,726	10,975	—	13,701	304	2019	2022
Cypress Preserve 1 & 2	9,952	43,457	1,993	9,952	45,450	—	55,402	2,587	2022	2019
El Paso										
Butterfield Trail	—	20,725	11,032	—	31,757	2,682	34,439	24,208	1997/2000	1987/95
Rojas Commerce Park	900	3,659	4,114	900	7,773	—	8,673	6,289	1999	1986
Americas Ten Business Center 1	526	2,778	1,687	526	4,465	—	4,991	2,866	2001	2003
Americas Ten Business Center 2	2,516	—	11,867	2,518	11,865	—	14,383	583	2020	2022

SCHEDULE III
REAL ESTATE PROPERTIES AND ACCUMULATED DEPRECIATION
DECEMBER 31, 2023 *(In thousands, except footnotes)*

	Initial Cost to the Company		Costs Capitalized Subsequent to Acquisition	Gross Amount Carried at Close of Period						
Description	Land	Buildings and Improvements		Land	Buildings and Improvements	Right of Use Assets (e)	Total	Accumulated Depreciation	Year Acquired	Year Constructed
San Antonio										
Alamo Downs Distribution Center	1,342	6,338	5,309	1,342	11,647	—	12,989	5,836	2004	1986/2002
Arion Business Park 1-13, 15	4,143	31,432	11,501	4,143	42,933	—	47,076	25,527	2005	1988-2000/06
Arion Business Park 14	423	—	3,988	423	3,988	—	4,411	2,237	2005	2006
Arion Business Park 16	427	—	3,838	427	3,838	—	4,265	2,010	2005	2007
Arion Business Park 17	616	—	4,564	616	4,564	—	5,180	3,006	2005	2007
Arion Business Park 18	418	—	2,470	418	2,470	—	2,888	1,381	2005	2008
Wetmore Business Center 1-4	1,494	10,804	4,655	1,494	15,459	—	16,953	9,662	2005	1998/99
Wetmore Business Center 5	412	—	3,898	412	3,898	—	4,310	2,296	2006	2008
Wetmore Business Center 6	505	—	4,258	505	4,258	—	4,763	2,253	2006	2008
Wetmore Business Center 7	546	—	5,359	546	5,359	—	5,905	2,819	2006	2008
Wetmore Business Center 8	1,056	—	8,462	1,056	8,462	—	9,518	4,473	2006	2008
Fairgrounds Business Park	1,644	8,209	2,970	1,644	11,179	—	12,823	6,701	2007	1985/86
Rittiman Distribution Center	1,083	6,649	1,033	1,083	7,682	—	8,765	2,670	2011	2000
Thousand Oaks Distribution Center 1	607	—	5,687	607	5,687	—	6,294	2,365	2008	2012
Thousand Oaks Distribution Center 2	794	—	4,867	794	4,867	—	5,661	1,985	2008	2012
Thousand Oaks Distribution Center 3	772	—	4,728	772	4,728	—	5,500	1,941	2008	2013
Thousand Oaks Distribution Center 4	753	—	4,771	753	4,771	—	5,524	1,763	2013	2015
Alamo Ridge Business Park 1	623	—	8,527	623	8,527	—	9,150	3,430	2007	2015
Alamo Ridge Business Park 2	402	—	5,368	402	5,368	—	5,770	1,796	2007	2015
Alamo Ridge Business Park 3	907	—	10,144	907	10,144	—	11,051	2,510	2007	2017
Alamo Ridge Business Park 4	354	—	7,817	355	7,816	—	8,171	2,635	2007	2017
Eisenhauer Point Business Park 1 & 2	1,881	—	14,801	1,881	14,801	—	16,682	4,488	2015	2016
Eisenhauer Point Business Park 3	577	—	6,139	577	6,139	—	6,716	1,978	2015	2017
Eisenhauer Point Business Park 4	555	—	4,832	555	4,832	—	5,387	1,270	2015	2017
Eisenhauer Point Business Park 5	818	—	7,047	818	7,047	—	7,865	1,857	2015	2018
Eisenhauer Point Business Park 6	569	—	4,869	569	4,869	—	5,438	910	2015	2018
Eisenhauer Point Business Park 7 & 8	1,000	—	22,243	2,593	20,650	—	23,243	4,153	2016	2019
Eisenhauer Point Business Park 9	632	—	5,729	632	5,729	—	6,361	861	2016	2019
Tri-County Crossing 1 & 2	1,623	—	14,864	1,623	14,864	—	16,487	3,386	2017	2019
Tri-County Crossing 3 & 4	1,733	—	14,519	1,733	14,519	—	16,252	2,336	2017	2020

SCHEDULE III
REAL ESTATE PROPERTIES AND ACCUMULATED DEPRECIATION
DECEMBER 31, 2023 *(In thousands, except footnotes)*

	Initial Cost to the Company		Costs Capitalized Subsequent to Acquisition	Gross Amount Carried at Close of Period						
Description	**Land**	**Buildings and Improvements**		**Land**	**Buildings and Improvements**	**Right of Use Assets (e)**	**Total**	**Accumulated Depreciation**	**Year Acquired**	**Year Constructed**
Tri-County Crossing 5	871	—	10,411	871	10,411	—	11,282	609	2017	2022
Tri-County Crossing 6	1,033	—	9,555	1,033	9,555	—	10,588	554	2017	2022
Ridgeview 1 & 2	2,004	—	18,889	2,004	18,889	—	20,893	2,701	2018	2020
Ridgeview 3	839	—	8,564	839	8,564	—	9,403	442	2018	2022
Austin										
45 Crossing	10,028	—	15,331	10,028	15,331	—	25,359	639	2021	2022
Colorado Crossing Distribution Center	4,602	19,757	2,109	4,596	21,872	—	26,468	8,809	2014	2009
Greenhill Distribution Center	802	3,273	410	802	3,683	—	4,485	765	2018	1999
Settlers Crossing 1	1,211	—	8,208	1,211	8,208	—	9,419	1,721	2017	2019
Settlers Crossing 2	1,306	—	7,554	1,306	7,554	—	8,860	1,866	2017	2019
Settlers Crossing 3 & 4	2,774	—	17,331	2,774	17,331	—	20,105	2,217	2017	2020
Southpark Corporate Center 3 & 4	2,670	14,756	1,965	2,670	16,721	—	19,391	6,145	2015	1995
Southpark Corporate Center 5-7	1,301	7,589	1,833	1,301	9,422	—	10,723	2,312	2017	1995
Springdale Business Center	2,824	8,398	2,029	2,824	10,427	—	13,251	3,111	2015	2000
Wells Point One	907	4,904	958	907	5,862	—	6,769	1,225	2020	2001
ARIZONA										
Phoenix area										
Broadway Industrial Park 1	837	3,349	3,083	837	6,432	—	7,269	4,820	1996	1971
Broadway Industrial Park 2	455	482	430	455	912	—	1,367	632	1999	1971
Broadway Industrial Park 3	775	1,742	1,175	775	2,917	—	3,692	1,903	2000	1983
Broadway Industrial Park 4	380	1,652	1,160	380	2,812	—	3,192	2,008	2000	1986
Broadway Industrial Park 5	353	1,090	850	353	1,940	—	2,293	1,344	2002	1980
Broadway Industrial Park 6	599	1,855	1,595	599	3,450	—	4,049	2,072	2002	1979
Broadway Industrial Park 7	450	650	370	450	1,020	—	1,470	462	2011	1999
Kyrene Distribution Center	1,490	4,453	2,945	1,490	7,398	—	8,888	5,013	1999	1981/2001
Falcon Field Business Center	1,312	—	8,010	1,312	8,010	—	9,322	1,966	2015	2018
Southpark Distribution Center	918	2,738	2,005	918	4,743	—	5,661	3,390	2001	2000
Southpark Distribution Center 2	1,785	6,882	1,600	1,785	8,482	—	10,267	695	2021	1995
Santan 10 Distribution Center 1	846	2,647	711	846	3,358	—	4,204	2,085	2001	2005
Santan 10 Distribution Center 2	1,088	—	5,533	1,088	5,533	—	6,621	3,074	2004	2007

SCHEDULE III
REAL ESTATE PROPERTIES AND ACCUMULATED DEPRECIATION
DECEMBER 31, 2023 *(In thousands, except footnotes)*

Description	Initial Cost to the Company		Costs Capitalized Subsequent to Acquisition	Gross Amount Carried at Close of Period		Right of Use Assets (e)	Total	Accumulated Depreciation	Year Acquired	Year Constructed
	Land	Buildings and Improvements		Land	Buildings and Improvements					
Chandler Freeways	1,525	—	7,512	1,525	7,512	—	9,037	2,636	2012	2013
Kyrene 202 Business Park 1	653	—	5,875	653	5,875	—	6,528	1,794	2011	2014
Kyrene 202 Business Park 2	387	—	3,452	387	3,452	—	3,839	1,080	2011	2014
Kyrene 202 Business Park 3, 4 & 5	1,244	—	12,004	1,244	12,004	—	13,248	2,531	2011	2018
Kyrene 202 Business Park 6	936	—	8,415	936	8,415	—	9,351	2,558	2011	2015
51st Avenue Distribution Center	300	2,029	1,678	300	3,707	—	4,007	2,568	1998	1987
East University Distribution Center 1 & 2	1,120	4,482	2,126	1,120	6,608	—	7,728	5,561	1998	1987/89
East University Distribution Center 3	444	698	587	444	1,285	—	1,729	699	2010	1981
55th Avenue Distribution Center	912	3,717	2,214	917	5,926	—	6,843	4,615	1998	1987
Interstate Commons Distribution Center 1	311	1,416	1,277	311	2,693	—	3,004	1,886	1999	1988
Interstate Commons Distribution Center 2	2,298	7,088	3,008	2,298	10,096	—	12,394	1,571	2019	1988/2001
Interstate Commons Distribution Center 3	242	—	3,314	242	3,314	—	3,556	1,570	2000	2008
Airport Commons Distribution Center	1,000	1,510	1,987	1,000	3,497	—	4,497	2,646	2003	1971
40th Avenue Distribution Center	703	—	6,402	703	6,402	—	7,105	3,035	2004	2008
Sky Harbor Business Park	5,839	—	23,880	5,839	23,880	—	29,719	10,752	2006	2008
Sky Harbor Business Park 6	807	—	2,165	807	2,165	—	2,972	590	2014	2015
Ten Sky Harbor Business Center	1,568	—	5,236	1,569	5,235	—	6,804	1,578	2015	2016
Gilbert Crossroads A & B	2,825	—	14,145	2,825	14,145	—	16,970	2,314	2018	2020
Gilbert Crossroads C & D	3,602	—	19,874	3,602	19,874	—	23,476	2,187	2018	2021
Mesa Gateway Commerce Center	3,514	14,801	3,246	3,514	18,047	—	21,561	587	2022	2022
Tucson										
Country Club Commerce Center 1	506	3,564	4,485	693	7,862	—	8,555	4,683	1997/2003	1994/2003
Country Club Commerce Center 2	442	3,381	1,429	709	4,543	—	5,252	1,974	2007	2000
Country Club Commerce Center 3 & 4	1,407	—	12,632	1,575	12,464	—	14,039	6,123	2007	2009
Country Club Commerce Center 5	2,885	—	21,848	2,886	21,847	—	24,733	3,776	2016	2018
Airport Distribution Center	1,403	4,672	1,880	1,403	6,552	—	7,955	4,646	1998/2000	1995
Benan Distribution Center	707	1,842	928	707	2,770	—	3,477	1,804	2005	2001
NORTH CAROLINA										
Charlotte area										
NorthPark Business Park	2,758	15,932	6,448	2,758	22,380	—	25,138	13,276	2006	1987-89
Lindbergh Business Park	470	3,401	1,156	470	4,557	—	5,027	2,416	2007	2001/03

SCHEDULE III
REAL ESTATE PROPERTIES AND ACCUMULATED DEPRECIATION
DECEMBER 31, 2023 *(In thousands, except footnotes)*

	Initial Cost to the Company		Costs Capitalized Subsequent to Acquisition	Gross Amount Carried at Close of Period						
Description	Land	Buildings and Improvements		Land	Buildings and Improvements	Right of Use Assets (e)	Total	Accumulated Depreciation	Year Acquired	Year Constructed
Commerce Park Center 1	765	4,303	1,152	765	5,455	—	6,220	3,022	2007	1983
Commerce Park Center 2	335	1,603	568	335	2,171	—	2,506	1,036	2010	1987
Commerce Park Center 3	558	2,225	1,232	558	3,457	—	4,015	1,786	2010	1981
Nations Ford Business Park	3,924	16,171	6,641	3,924	22,812	—	26,736	13,177	2007	1989/94
Airport Commerce Center	1,454	10,136	2,995	1,454	13,131	—	14,585	6,919	2008	2001/02
Airport Commerce Center 3	855	—	8,045	855	8,045	—	8,900	1,782	2008	2019
Interchange Park 1	986	7,949	772	986	8,721	—	9,707	4,105	2008	1989
Interchange Park 2	746	1,456	410	746	1,866	—	2,612	677	2013	2000
Ridge Creek Distribution Center 1	1,284	13,163	1,471	1,284	14,634	—	15,918	6,452	2008	2006
Ridge Creek Distribution Center 2	3,033	11,497	2,180	3,033	13,677	—	16,710	5,688	2011	2003
Ridge Creek Distribution Center 3	2,459	11,147	823	2,459	11,970	—	14,429	3,554	2014	2013
Lakeview Business Center	1,392	5,068	1,618	1,392	6,686	—	8,078	2,703	2011	1996
Steele Creek 1	993	—	4,372	1,010	4,355	—	5,365	1,854	2013	2014
Steele Creek 2	941	—	4,779	957	4,763	—	5,720	1,893	2013	2014
Steele Creek 3	1,464	—	7,278	1,469	7,273	—	8,742	2,422	2013	2014
Steele Creek 4	684	—	4,178	687	4,175	—	4,862	1,480	2013	2015
Steele Creek 5	610	—	5,239	631	5,218	—	5,849	924	2013/14/15	2019
Steele Creek 6	867	—	7,391	919	7,339	—	8,258	1,929	2013/14	2016
Steele Creek 7	1,207	—	8,370	1,253	8,324	—	9,577	2,002	2013/14/15	2017
Steele Creek 8	544	—	7,773	673	7,644	—	8,317	359	2016/17	2022
Steele Creek 9	949	—	10,202	1,090	10,061	—	11,151	1,784	2016	2019
Steele Creek 10	1,221	—	10,401	1,509	10,113	—	11,622	774	2016	2021
Steele Creek 11 & 12	1,866	—	24,793	1,866	24,793	—	26,659	441	2016/17	2023
Waterford Distribution Center	654	3,392	972	654	4,364	—	5,018	2,097	2008	2000
SOUTH CAROLINA										
Greenville										
385 Business Park	1,308	10,822	529	1,308	11,351	—	12,659	2,029	2019	2019
Access Point 1	884	9,606	2,545	893	12,142	—	13,035	1,384	2021	2021
Access Point 2	1,010	9,604	1,729	1,012	11,331	—	12,343	761	2021	2021
Access Point 3	1,335	19,339	3,677	1,335	23,016	—	24,351	753	2022	2022

SCHEDULE III
REAL ESTATE PROPERTIES AND ACCUMULATED DEPRECIATION
DECEMBER 31, 2023 *(In thousands, except footnotes)*

	Initial Cost to the Company		Costs Capitalized Subsequent to Acquisition	Gross Amount Carried at Close of Period						
Description	Land	Buildings and Improvements		Land	Buildings and Improvements	Right of Use Assets (e)	Total	Accumulated Depreciation	Year Acquired	Year Constructed
Pelzer Point Commerce Center 1	1,308	19,433	—	1,308	19,433	—	20,741	—	2023	2021
GEORGIA										
Atlanta										
Shiloh 400 Business Center 1 & 2	3,092	14,216	3,123	3,064	17,367	—	20,431	4,778	2017	2008
Broadmoor Commerce Park 1	1,307	3,560	1,282	1,307	4,842	—	6,149	1,493	2017	1999
Broadmoor Commerce Park 2	519	—	7,409	519	7,409	—	7,928	1,465	2017	2018
Hurricane Shoals 1 & 2	4,284	12,449	4,274	4,284	16,723	—	21,007	4,183	2017	2017
Hurricane Shoals 3	497	—	9,842	644	9,695	—	10,339	1,007	2017	2020
Progress Center 1 & 2	1,297	9,015	420	1,297	9,435	—	10,732	2,817	2017	2017
Progress Center 3	465	4,285	15	465	4,300	—	4,765	307	2021	2008
Gwinnett 316	531	3,617	21	531	3,638	—	4,169	589	2018	1990
Cherokee 75 Business Center 1	1,183	6,727	18	1,183	6,745	—	7,928	780	2020	2020
Cherokee 75 Business Center 2	1,336	7,495	490	1,337	7,984	—	9,321	621	2021	2021
Northpoint 200	1,102	5,140	648	1,104	5,786	—	6,890	781	2021	2021
I-20 West Business Center	1,670	—	13,405	1,647	13,428	—	15,075	214	2021	2023
LOUISIANA										
New Orleans										
Elmwood Business Park	2,861	6,337	6,496	2,861	12,833	—	15,694	10,114	1997	1979
Riverbend Business Park	2,557	17,623	12,261	2,557	29,884	—	32,441	20,198	1997	1984
COLORADO										
Denver										
Airways Business Center	6,137	39,637	1,599	6,137	41,236	—	47,373	6,011	2019	2007/08
Rampart Distribution Center 1	1,023	3,861	2,611	1,023	6,472	—	7,495	5,626	1988	1987
Rampart Distribution Center 2	230	2,977	1,581	230	4,558	—	4,788	3,681	1996/97	1997
Rampart Distribution Center 3	1,098	3,884	2,827	1,098	6,711	—	7,809	4,668	1997/98	1999
Rampart Distribution Center 4	590	—	8,346	590	8,346	—	8,936	2,514	2012	2014
Concord Distribution Center	1,051	4,773	1,284	1,051	6,057	—	7,108	3,074	2007	2000
Centennial Park	750	3,319	2,156	750	5,475	—	6,225	2,674	2007	1990
NEVADA										
Las Vegas										
Arville Distribution Center	4,933	5,094	1,250	4,933	6,344	—	11,277	2,910	2009	1997

SCHEDULE III
REAL ESTATE PROPERTIES AND ACCUMULATED DEPRECIATION
DECEMBER 31, 2023 *(In thousands, except footnotes)*

	Initial Cost to the Company		Costs Capitalized Subsequent to Acquisition	Gross Amount Carried at Close of Period						
Description	**Land**	**Buildings and Improvements**		**Land**	**Buildings and Improvements**	**Right of Use Assets (e)**	**Total**	**Accumulated Depreciation**	**Year Acquired**	**Year Constructed**
Jones Corporate Park	13,068	26,325	2,408	13,068	28,733	—	41,801	6,400	2016	2016
Southwest Commerce Center	9,008	16,576	4,206	9,008	20,782	—	29,790	2,970	2019	2019
Blue Diamond Business Park	20,093	31,119	9	20,093	31,128	—	51,221	285	2023	2022
Craig Corporate Center	13,913	18,848	63	13,913	18,911	—	32,824	390	2023	2018
MISSISSIPPI										
Jackson area										
Interchange Business Park	343	5,007	5,848	343	10,855	—	11,198	8,233	1997	1981
Tower Automotive	—	9,958	1,959	17	11,900	—	11,917	6,902	2001	2002
Metro Airport Commerce Center 1	303	1,479	1,265	303	2,744	—	3,047	1,893	2001	2003
	812,194	1,916,485	2,106,873	814,364	4,021,188	17,996	4,853,548	1,273,108		

SCHEDULE III
REAL ESTATE PROPERTIES AND ACCUMULATED DEPRECIATION
DECEMBER 31, 2023 *(In thousands, except footnotes)*

Description	Initial Cost to the Company		Costs Capitalized Subsequent to Acquisition	Gross Amount Carried at Close of Period		Right of Use Assets (e)	Total	Accumulated Depreciation	Year Acquired	Year Constructed
	Land	Buildings and Improvements		Land	Buildings and Improvements					
Development and Value-Add Properties (d):										
CALIFORNIA										
Hercules Land	3,561	—	—	3,561	—	—	3,561	—	2022	n/a
Reed Land	3,040	—	568	3,041	567	—	3,608	—	2022	n/a
FLORIDA										
Oak Creek Distribution Center Land	106	—	720	352	474	—	826	—	2005	n/a
Horizon Commerce Park Land	650	—	426	650	426	—	1,076	—	2008/09	n/a
Gateway Commerce Park 2	3,224	—	18,901	3,224	18,901	—	22,125	267	2016	2023
Gateway Commerce Park Land	2,350	—	5,462	4,665	3,147	—	7,812	—	2016	n/a
SunCoast Commerce Center 9	1,011	—	13,012	1,011	13,012	—	14,023	—	2020	n/a
SunCoast Commerce Land	961	—	3,309	3,317	953	—	4,270	—	2020	n/a
Horizon West 6	1,188	—	7,897	1,188	7,897	—	9,085	—	2020	n/a
Horizon West 10	4,904	—	35,563	4,905	35,562	—	40,467	194	2020	2023
Horizon West Land	6,168	—	7,262	6,169	7,261	—	13,430	—	2020	n/a
Gateway South Dade 1 & 2	6,700	—	15,040	6,700	15,040	—	21,740	—	2022	n/a
Gateway South Dade Land	9,089	—	6,931	9,089	6,931	—	16,020	—	2022	n/a
MCO Logistics Center	6,769	—	10,728	6,771	10,726	—	17,497	—	2022	n/a
Lakeside Station Land	6,847	—	464	6,852	459	—	7,311	—	2023	n/a
Crossroads Logistics Park Land	15,146	—	1,475	15,147	1,474	—	16,621	—	2023	n/a
TEXAS										
World Houston Golf Course Land	1,636	—	2,770	1,824	2,582	—	4,406	—	2011	n/a
Ridgeview Land	430	—	393	430	393	—	823	—	2018	n/a
Basswood 3-5	5,671	—	32,163	5,672	32,162	—	37,834	—	2019	n/a
Basswood Land	4,738	—	2,614	4,738	2,614	—	7,352	—	2019	n/a
Grand West Crossing Land	6,024	—	2,720	6,024	2,720	—	8,744	—	2019	n/a
McKinney 1 & 2	3,419	—	18,965	3,419	18,965	—	22,384	—	2020	2023
McKinney Land	4,593	—	3	4,593	3	—	4,596	—	2020	n/a
Stonefield 35 1-3	6,031	—	28,237	5,985	28,283	—	34,268	81	2021	2023
Texas Avenue Land	4,143	—	2,154	4,161	2,136	—	6,297	—	2021	n/a
Springwood Business Park 1 & 2	6,208	—	25,012	6,214	25,006	—	31,220	33	2021	2023
Heritage Grove Land	15,295	—	1,718	15,352	1,661	—	17,013	—	2022	n/a
Cypress Preserve Land	14,724	—	2,066	14,724	2,066	—	16,790	—	2022	n/a
Eisenhauer Point Business Park 10-12	4,894	—	14,352	4,894	14,352	—	19,246	—	2022	n/a

SCHEDULE III
REAL ESTATE PROPERTIES AND ACCUMULATED DEPRECIATION
DECEMBER 31, 2023 *(In thousands, except footnotes)*

	Initial Cost to the Company			Gross Amount Carried at Close of Period						
Description	**Land**	**Buildings and Improvements**	**Costs Capitalized Subsequent to Acquisition**	**Land**	**Buildings and Improvements**	**Right of Use Assets (e)**	**Total**	**Accumulated Depreciation**	**Year Acquired**	**Year Constructed**
Eisenhauer Point 13-14 Land	2,742	—	461	2,746	457	—	3,203	—	2022	n/a
Cameron Land	30,776	—	1,966	30,772	1,970	—	32,742	—	2022	n/a
Northeast Trade Center Land	6,177	—	2,292	6,177	2,292	—	8,469	—	2023	n/a
Denton 35 Exchange 1 & 2	5,690	—	1,173	5,690	1,173	—	6,863	—	2023	n/a
Basswood North Land	23,996	—	379	23,996	379	—	24,375	—	2023	n/a
COLORADO										
Arista 36 Business Park 1-3	5,878	—	8,883	5,878	8,883	—	14,761	—	2023	n/a
ARIZONA										
Gateway Interchange Land	18,318	—	3,027	18,319	3,026	—	21,345	—	2022/2023	n/a
NORTH CAROLINA										
Skyway Logistics Park 1 & 2	3,744	—	5,416	3,744	5,416	—	9,160	—	2021	n/a
Skyway Logistics Park Land	8,294	—	2,996	8,293	2,997	—	11,290	—	2021	n/a
SOUTH CAROLINA										
Hillside 1	498	—	11,395	499	11,394	—	11,893	40	2021	2023
Hillside Land	1,095	—	4,330	1,096	4,329	—	5,425	—	2021	n/a
Hillside 4 Land	1,280	—	242	1,280	242	—	1,522	—	2022	n/a
Pelzer Point Commerce Center 2 Land	1,103	1,097	3	1,103	1,100	—	2,203	—	2023	n/a
GEORGIA										
Cass White 1 & 2	2,923	—	24,671	2,923	24,671	—	27,594	—	2021	n/a
Riverside Parkway 1 & 2	1,955	—	23,970	1,958	23,967	—	25,925	—	2021	n/a
Braselton Commerce Center 3	1,425	—	7,414	1,575	7,264	—	8,839	—	2022	n/a
Braselton Land	4,048	—	672	4,057	663	—	4,720	—	2022	n/a
Greenway Land	5,785	—	2,383	5,785	2,383	—	8,168	—	2022	n/a
MISSISSIPPI										
Metro Airport Commerce Center 2 Land	307	—	398	307	398	—	705	—	2001	n/a
	275,554	1,097	362,996	280,870	358,777	—	639,647	615		
Total real estate owned (a)(b)	**$1,087,748**	**1,917,582**	**2,469,869**	**1,095,234**	**4,379,965**	**17,996**	**5,493,195**	**1,273,723**		

(a) Changes in *Real Estate Properties* and *Development and Value-Add Properties* follow:

		Years Ended December 31,	
	2023	2022	2021
	(In thousands)		
Balance at beginning of year	$ 4,934,421	4,051,325	3,519,085
Purchases of real estate properties	160,105	353,221	104,205
Development of real estate properties and value-add properties	388,213	506,154	415,260
Improvements to real estate properties	51,643	40,654	36,692
Right-of-use assets, net – ground leases	(1,395)	(3,244)	11,562
Real estate assets held for sale	—	—	(18,233)
Carrying amount of investments sold	(33,022)	(9,811)	(15,288)
Write-off of improvements	(6,770)	(3,878)	(1,958)
Balance at end of year [(1)]	$ 5,493,195	4,934,421	4,051,325

(1) Includes noncontrolling interest in joint ventures of $774,000, $700,000 and $1,379,000 at December 31, 2023, 2022 and 2021, respectively.

Changes in the accumulated depreciation on real estate properties follow:

		Years Ended December 31,	
	2023	2022	2021
	(In thousands)		
Balance at beginning of year	$ 1,150,814	1,035,617	955,328
Depreciation expense	141,003	125,199	104,910
Real estate assets held for sale	—	—	(12,538)
Accumulated depreciation on assets sold	(11,759)	(6,068)	(10,178)
Other	(6,335)	(3,934)	(1,905)
Balance at end of year	$ 1,273,723	1,150,814	1,035,617

(b) The estimated aggregate cost of real estate properties at December 31, 2023 for federal income tax purposes was approximately $5,124,320,000 before estimated accumulated tax depreciation of $959,555,000. The federal income tax return for the year ended December 31, 2023, has not been filed and accordingly, this estimate is based on preliminary data.

(c) The Company computes depreciation using the straight-line method over the estimated useful lives of the buildings (generally 40 years) and improvements (generally 3 to 15 years).

(d) The Company transfers properties from the development and value-add program to *Real estate properties* as follows: (i) for development properties, at the earlier of 90% occupancy or one year after completion of the shell construction, and (ii) for value-add properties, at the earlier of 90% occupancy or one year after acquisition. Upon the earlier of 90% occupancy or one year after completion of the shell construction, capitalization of development costs, including interest expense, property taxes and internal personnel costs, ceases and depreciation commences on the entire property (excluding the land).

(e) The right of use assets for ground leases, net of accumulated amortization, are included in *Real Estate Properties* on the Consolidated Balance Sheets.

ITEM 16. FORM 10-K SUMMARY.

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EASTGROUP PROPERTIES, INC.

By: /s/ MARSHALL A. LOEB

Marshall A. Loeb, Chief Executive Officer, President and Director

February 14, 2024

We, the undersigned officers and directors of EastGroup Properties, Inc., hereby severally constitute and appoint Brent W. Wood as our true and lawful attorney, with full power to sign for us and in our names in the capacities indicated below, any and all amendments to this Annual Report on Form 10-K and generally to do all such things in our name and behalf in such capacity to enable EastGroup Properties, Inc. to comply with the applicable provisions of the Securities Exchange Act of 1934, as amended, and we hereby ratify and confirm our signatures as they may be signed by our said attorney to any and all such amendments.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

/s/ D. Pike Aloian	/s/ H. Eric Bolton, Jr.
D. Pike Aloian, Director	H. Eric Bolton, Jr., Director
February 14, 2024	February 14, 2024
/s/ Donald F. Colleran	/s/ David M. Fields
Donald F. Colleran, Director	David M. Fields, Director
February 14, 2024	February 14, 2024
/s/ Mary Elizabeth McCormick	/s/ Katherine M. Sandstrom
Mary Elizabeth McCormick, Director	Katherine M. Sandstrom, Director
February 14, 2024	February 14, 2024

/s/ MARSHALL A. LOEB
_____
Marshall A. Loeb, Chief Executive Officer,
President and Director
(Principal Executive Officer)
February 14, 2024

/s/ STACI H. TYLER
_____
Staci H. Tyler, Senior Vice-President, Chief Accounting
Officer, Chief Administrative Officer and Secretary
(Principal Accounting Officer)
February 14, 2024

/s/ BRENT W. WOOD
_____
Brent W. Wood, Executive Vice-President,
Chief Financial Officer and Treasurer
(Principal Financial Officer)
February 14, 2024



Our company leaders from the corporate and regional offices attend an annual in-person meeting to share updates and ideas and to collectively maintain our proven track record and plan for the future of EastGroup Properties.

BOARD OF DIRECTORS

D. Pike Aloian
Managing Director of Neuberger Berman

H. Eric Bolton, Jr.
Chief Executive Officer of Mid-America
Apartment Communities, Inc.

Donald F. Colleran
Chairman of the Board
Former President and Chief Executive Officer
of FedEx Express

David M. Fields
Executive Vice President, Chief Administrative
Officer and General Counsel of Sunset
Development Company

Marshall A. Loeb
Chief Executive Officer, President
and Director

Mary E. McCormick
Former Executive Director of the Center
for Real Estate at The Ohio State University

Katherine M. Sandstrom
Former Senior Managing Director
at Heitman LLC

EXECUTIVE OFFICERS

Marshall A. Loeb
Chief Executive Officer, President
and Director

Brent W. Wood
Executive Vice President,
Chief Financial Officer and Treasurer

John F. Coleman
Executive Vice President

Ryan M. Collins
Senior Vice President

R. Reid Dunbar
Senior Vice President

Staci H. Tyler
Senior Vice President, Chief Accounting
Officer, Chief Administrative Officer
and Secretary

CORPORATE HEADQUARTERS

400 West Parkway Place | Suite 100 | Ridgeland, MS 39157 | 601.354.3555

Regional Offices

6565 N. MacArthur Boulevard | Suite 255 | Irving, TX 75039 | 972.386.8700

10250 Constellation Boulevard | Suite 2300 | Los Angeles, CA 90067 | 323.457.0648

3495 Piedmont Road, NE, Building 11 | Suite 350 | Atlanta, GA 30305 | 404.301.2670

www.eastgroup.net



Hillside Commerce Park, Greenville, South Carolina